                                                       RULE NO. 424(b)(1)
                                                  REGISTRATION NOS. 333-06241
                                                                    333-13121

PROSPECTUS

                               6,401,216 SHARES

                            YOUNG BROADCASTING INC.                      LOGO
                             CLASS A COMMON STOCK

                                ---------------
  Of the 6,401,216 shares of Class A Common Stock offered hereby, 5,250,000 shares are being sold by Young Broadcasting Inc. (the "Company") and 1,151,216 shares are being sold by selling stockholders of the Company (collectively, the "Selling Stockholders"). See "Principal and Selling Stockholders." Of the 6,401,216 shares of Class A Common Stock offered hereby, 5,201,216 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,200,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (the "International Offering", and together with the U.S. Offering, the "Offerings"). The initial public offering price and the underwriting discount per share are identical for both Offerings. See "Underwriting." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

  The Company's outstanding capital stock is comprised of Class A Common Stock, Class B Common Stock and Class C Common Stock (collectively, the "Common Stock"). The rights of holders of Common Stock are identical, except that each share of Class B Common Stock generally entitles its holder to ten votes, whereas each share of Class A Common Stock entitles its holder to one vote, and holders of shares of Class C Common Stock are not entitled to vote except as provided by law. Immediately after the Offerings, the holders of all of the Company's Class B Common Stock will have approximately 68% of the combined voting power with respect to substantially all matters submitted for the vote of all stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock."

  The Class A Common Stock is traded on the Nasdaq National Market under the symbol "YBTVA." On September 30, 1996, the last reported sales price of the Class A Common Stock, as reported by the Nasdaq National Market, was $33 per share. See "Price Range of Class A Common Stock and Dividend Policy."

  SEE "RISK FACTORS" ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                               PRICE TO   UNDERWRITING PROCEEDS TO    SELLING
                                PUBLIC    DISCOUNT(1)   COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................     $32.50       $1.47        $31.03       $31.03
--------------------------------------------------------------------------------
Total(3)...................  $208,039,520  $9,409,788  $162,907,500 $35,722,232

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several U.S. Underwriters and International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses, estimated at $1,000,000, payable by the Company.
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 780,182 and 180,000 shares of Class A Common Stock, respectively, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $239,245,435, $10,821,255 and $65,516,680, respectively. See
    "Underwriting."

                                ---------------

  The Class A Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Class A Common Stock will be made in New York, New York on or about October 4, 1996.

                                ---------------

MERRILL LYNCH & CO.
            ALEX. BROWN & SONS
                  INCORPORATED
                               BT SECURITIES CORPORATION
                                            GOLDMAN, SACHS & CO.
                                                          J.P. MORGAN & CO.

                                ---------------

              The date of this Prospectus is September 30, 1996.

This page shows a map of the United States and shows the geographic location of each of the Company's stations with the respective station logos, as well as the Company's logo appearing below the map.

                              [MAP APPEARS HERE]


        IN CONNECTION WITH THE OFFERINGS, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A
UNDER THE SECURITIES EXCHANGE ACT OF 1934.  SEE "UNDERWRITING."

        IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                          FORWARD-LOOKING STATEMENTS

  THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS, CONCERNING, AMONG OTHER THINGS, INCREASES IN NET REVENUES AND BROADCAST CASH FLOW (AS DEFINED) AND REDUCTIONS IN OPERATING EXPENSES, INVOLVE RISKS AND UNCERTAINTIES, AND ARE SUBJECT TO CHANGE BASED ON VARIOUS IMPORTANT FACTORS, INCLUDING THE IMPACT OF CHANGES IN NATIONAL AND REGIONAL ECONOMIES, SUCCESSFUL INTEGRATION OF ACQUIRED TELEVISION STATIONS (INCLUDING ACHIEVEMENT OF SYNERGIES AND COST REDUCTIONS), PRICING FLUCTUATIONS IN LOCAL AND NATIONAL ADVERTISING AND VOLATILITY IN PROGRAMMING COSTS.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information filed by the Company can be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following SEC regional offices: Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information can also be reviewed through the SEC's Electronic Data Gathering, Analysis, and Retrieval System which is publicly available through the SEC's Web site (http://www.sec.gov).

  The Company has filed a Registration Statement with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Class A Common Stock being offered. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the shares of Class A Common Stock being offered, reference is made hereby to such Registration Statement and exhibits, which may be obtained from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents which have been filed with the SEC pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's current report on Form 8-K dated January 16, 1996; (iii) the Company's current report on Form 8-K dated February 13, 1996; (iv) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996; (v) the Company's current report on Form 8-K dated May 15, 1996; (vi) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996; and (vii) the description of the Common Stock included in its Registration Statement under Section 12 of the Exchange Act relating to the Common Stock, including any amendment or report filed for the purpose of updating that description. In addition, the Company hereby incorporates by reference into this Prospectus all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the Offerings, which documents shall be deemed to be a part hereof from the date of filing such documents. The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Any such request should be directed to: Secretary, Young Broadcasting Inc., 599 Lexington Avenue, New York, New York (telephone: (212) 754-7070).

  Any statements contained in a document all or a portion of which is incorporated by reference in this Prospectus will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified will not be deemed a part of this Prospectus, except as so modified, and any statement so superseded will not be deemed part of this Prospectus.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information (including financial information and the notes thereto) appearing elsewhere in this Prospectus. All share and per share information in this Prospectus has been adjusted to reflect a 71-for-1 stock split of the Common Stock which occurred on October 17, 1994, and, except as otherwise indicated, assumes no exercise of the Underwriters' over-allotment option. All market rank, rank in market, station audience rating and share, and television household data in this Prospectus are from the Nielsen Station Index Viewers and Profile dated May 1996, as prepared by A.C. Nielsen Company ("Nielsen"). Nielsen data provided herein refers solely to the United States television markets. As used herein, the "Company" means Young Broadcasting Inc. and, where the context requires, its subsidiaries (the "Subsidiaries"). Reference should be made to "Selected Consolidated Financial Data" for the definition of certain financial terms appearing throughout this Prospectus.

                                  THE COMPANY

  The Company owns and operates eleven network-affiliated television stations in geographically diverse markets. Six of the stations are affiliated with Capital Cities/ABC, Inc. ("ABC"), four are affiliated with CBS Inc. ("CBS") and one is affiliated with National Broadcasting Company, Inc. ("NBC"). The Company is presently the seventh largest ABC network affiliate group in terms of households reached and owns more ABC stations than any single operator other than ABC. The Company has agreed to acquire KCAL (the "KCAL Acquisition"), the only independent VHF television station operating in the Los Angeles market, which is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue. For the twelve months ended June 30, 1996, after giving pro forma effect to the KCAL Acquisition and to the Quad Cities and KELO Acquisitions (as defined), including annualized net expense reductions, and the New WTVO Affiliation Agreement (as defined) as if such transactions had occurred on July 1, 1995, the Company would have had net revenues and broadcast cash flow of $268.8 million and $126.4 million, respectively.

  The Company was founded in 1986 by Vincent Young and his father, Adam Young. Vincent Young, the Company's Chairman, has over 25 years of experience in the television broadcast industry, and Adam Young has over 50 years of experience in the industry. Ronald Kwasnick, the Company's President, has over 25 years of experience in the industry. The following table sets forth certain information for each of the Company's stations, after giving pro forma effect to the KCAL, Quad Cities and KELO Acquisitions and the New WTVO Affiliation Agreement.

                                                                                  PRO FORMA
                                                                       NET REVENUES FOR TWELVE MONTHS
                                                                                JUNE 30, 1996
                                                                     -----------------------------------
           YEAR     NETWORK                                   MARKET                       PERCENTAGE OF
STATION  ACQUIRED AFFILIATION             MARKET               RANK         AMOUNT             TOTAL
-------  -------- ----------- ------------------------------- ------ --------------------- -------------
                                                                     (DOLLARS IN MILLIONS)
KCAL        (1)       IND     Los Angeles, California            2          $120.0              44.6%
WKRN       1989       ABC     Nashville, Tennessee              33            23.5               8.9
WTEN       1989       ABC     Albany, New York                  52            15.9               5.9
WRIC       1994       ABC     Richmond, Virginia                54            16.8               6.3
WATE       1994       ABC     Knoxville, Tennessee              62            14.7               5.4
WBAY       1994       ABC     Green Bay, Wisconsin              71            14.2               5.3
KWQC       1996       NBC     Quad Cities                       88            13.5               5.0
KELO(2)    1996       CBS     Sioux Falls, South Dakota        105            12.1               4.5
WLNS       1986       CBS     Lansing, Michigan                106            13.2               4.9
KLFY       1988       CBS     Lafayette, Louisiana             121            13.7               5.1
WKBT       1986       CBS     La Crosse-Eau Claire, Wisconsin  135             4.7               1.7
WTVO       1988       ABC     Rockford, Illinois               136             6.5               2.4
                                                                            ------             -----
                                                                            $268.8              100%
                                                                            ======             =====

--------
(1) To be acquired pursuant to the KCAL Acquisition.
(2) Except as otherwise indicated, all references in this Prospectus to KELO include KCLO, the CBS network affiliate in Rapid City, South Dakota (market rank 173), which the Company acquired together with the assets of KELO.

  The Company continually seeks to increase its revenues and broadcast cash flow. In each of the past four fiscal years, the Company has achieved broadcast cash flow margins of approximately 45% or more. Net revenues increased by 55.5% and broadcast cash flow increased by 57.2% for the year ended December 31, 1995, compared to the year ended December 31, 1994 (with the 1994 results including the performance of the stations acquired in 1994 pursuant to the Nationwide Acquisition (as defined) for only the last 47 days of the period). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of "broadcast cash flow."

  Although operating results have continued to improve (as reflected by the increases in net revenues and broadcast cash flow), the Company has incurred net losses in each of the past five fiscal years. The Company's net losses have resulted principally from the substantial interest expense associated with the debt incurred to finance the Company's acquisitions, depreciation and amortization charges, and from the extraordinary loss resulting from the early extinguishment of debt. See "Risk Factors" for a discussion of certain risks associated with an investment in the Class A Common Stock offered hereby, including such history of net losses and the Company's highly leveraged position. See also "Business--1992 Restructuring" for a discussion of the agreement reached between the Company and its creditors in 1992 with respect to the restructuring of its debt and equity.

                               BUSINESS STRATEGY

  The Company's business strategy includes the following key elements:

  .Targeted Marketing. The Company seeks to increase its revenues and broadcast cash flow by expanding existing relationships with local and national advertisers and attracting new advertisers through targeted marketing techniques and carefully tailored programming. The Company works closely with advertisers to develop campaigns that match specifically targeted audience segments with the advertisers' overall marketing strategies. With this information, the Company regularly refines its programming mix among network, syndicated and locally-produced shows in a focused effort to attract audiences with demographic characteristics desirable to advertisers.

  .Strong Local Presence. Each station seeks to achieve a distinct local identity principally through the quality of its local news programming and by targeting specific audience groups with special programs and marketing events. Each station's local news franchise is the foundation of the Company's strategy to strengthen audience loyalty and increase revenues and broadcast cash flow for each station. Strong local news generates high viewership and results in higher ratings both for programs preceding and following the news. Each station also utilizes special programming and marketing events to strengthen community relations and increase advertising revenues. The Company places a special emphasis on developing and training its local sales staff to promote involvement in community affairs and stimulate the growth of local advertising sales.

  .Cost Controls. Each station emphasizes strict control of its programming and operating costs as an essential factor in increasing broadcast cash flow. The Company follows a programming strategy of continually reviewing its existing programming inventory and selecting additional programming by balancing cost against the potential for increasing advertising revenues. The Company continually seeks to identify and implement cost savings opportunities at each of its stations, and the Company's size benefits each station in reducing corporate overhead costs and in negotiating favorable terms with programming suppliers and other vendors.

  .Selective Acquisitions. The Company believes that its ability to manage costs effectively while enhancing the quality provided to station viewers gives the Company an important advantage in acquiring and operating new stations. In assessing acquisitions, the Company targets stations for which it has identified line item expense reductions that can be implemented upon acquisition. The Company also develops specific proposals for revenue enhancement utilizing management's significant experience in local and national advertising. The Company believes that the results of the stations acquired pursuant to the Nationwide Acquisition represent a prime example of the success of the Company's acquisition strategy. The Company is regularly presented with opportunities to acquire television stations which it evaluates on the basis of its acquisition strategy. Other than the KCAL Acquisition, the Company does not presently have any agreements to acquire any television stations. Pursuant to the Amendment (as defined), the Company will have the ability, subject to certain limitations, to borrow up to approximately $185.0 million under the Senior Credit Facility (as defined) for the purpose of financing acquisitions. If the Company is unable to consummate the KCAL Acquisition, the Company would use the net proceeds of the Offerings intended therefor to finance future acquisitions of television stations and for general working capital purposes.

                              THE KCAL ACQUISITION

  The Company has entered into an agreement to acquire from KCAL Broadcasting, Inc., a subsidiary of The Walt Disney Company ("Disney"), the assets of television station KCAL, Los Angeles, California ("KCAL"). KCAL, transmitting on Channel 9, is the only independent VHF television station in Los Angeles. Los Angeles is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue. The purchase price that the Company has agreed to pay for the KCAL assets and for the stock of a Disney subsidiary which holds the Federal Communications Commission ("FCC") licenses issued for KCAL is $368.0 million payable in cash, plus an estimated $17.0 million for net working capital included as part of the purchased assets.

  For the twelve months ended June 30, 1996, KCAL generated aggregate net revenues of approximately $121.4 million and broadcast cash flow of approximately $17.0 million, resulting in a broadcast cash flow margin of approximately 14.0%. Based upon its review of current operating budgets and expenses and 1995 operating results of KCAL, the Company has identified, on a line item basis for the twelve months ended June 30, 1996, annualized expense reductions of approximately $20.9 million for personnel and other costs and $10.6 million of net programming cost savings associated with seven sitcom programs, the liabilities for which are not being assumed by the Company in connection with the KCAL Acquisition. The Company has also identified other areas for improvements consistent with its operating strategy which are expected to enhance the operating performance of KCAL and result in further increases in broadcast cash flow margins. See "Forward-Looking Statements." Based upon the performance of KCAL for the twelve months ended June 30, 1996, after giving pro forma effect to the KCAL Acquisition (including annualized net expense reductions), the purchase price therefor represents a multiple of approximately 7.6 times broadcast cash flow for KCAL for such period.

  On September 20, 1996, the FCC granted the application for consent to the transfer of control of the Disney subsidiary which holds the KCAL FCC licenses to a wholly-owned subsidiary of the Company.

                           OTHER RECENT DEVELOPMENTS

  KELO Acquisition. On May 31, 1996, the Company acquired (the "KELO Acquisition") from a subsidiary of Midcontinent Media, Inc. ("Midcontinent") for $50.0 million all of the assets of television station KELO ("KELO"). KELO is the CBS affiliate in Sioux Falls, South Dakota (market rank 105) and Rapid City, South Dakota (market rank 173). The Company also purchased approximately $2.0 million of accounts receivable at a 3% discount.

  For the twelve months ended June 30, 1996, KELO generated aggregate net revenues of approximately $11.7 million and broadcast cash flow of approximately $5.0 million, resulting in a broadcast cash flow margin of 42.7%. Based upon its review of current operating budgets and 1995 operating results for KELO, the Company has identified, on a line item basis, approximately $1.3 million of annualized expense reductions that the Company intends to implement at KELO. See "Forward-Looking Statements." Such reductions are in the area of personnel and benefits savings, programming costs and purchased services.

  Quad Cities Acquisition. On April 15, 1996, the Company acquired (the "Quad Cities Acquisition") from Broad Street Television, L.P. for $55.0 million all of the assets of television station KWQC (Quad Cities), an NBC network affiliate (the "Quad Cities Station"). The acquired assets included approximately $2.1 million of accounts receivable, which were purchased at a 5% discount. Upon consummation of the Quad Cities Acquisition, the seller deposited approximately $2.0 million in escrow for the purpose of securing the Company's rights to indemnification from the seller.

  For the twelve months ended June 30, 1996, the Quad Cities Station generated aggregate net revenues and broadcast cash flow of approximately $13.5 million and $5.4 million, respectively, resulting in a broadcast cash flow margin of 40.0%. Based upon its review of current operating budgets and 1995 operating results for the Quad Cities Station, the Company has identified, on a line item basis, approximately $1.4 million of annualized expense reductions that the Company is implementing at the Quad Cities Station. See "Forward-Looking Statements." Such reductions are in the area of personnel and benefit savings, programming costs and purchased services.

  As part of the FCC's approval of the assignment of the FCC licenses for the Quad Cities Station, the Company has been granted a temporary waiver of the FCC's duopoly rule which was requested because of overlapping service contours between the Company's presently owned Rockford, Illinois station (WTVO) and the Quad Cities Station. The Company is required, as a condition to such waiver, to have an application on file with the FCC by October 15, 1996 proposing to sell its Rockford, Illinois station. On September 16, 1996, the Company filed a petition with the FCC requesting (i) a permanent waiver of the duopoly rule to allow it to maintain ownership of WTVO and the Quad Cities Station; and (ii) to the extent necessary, an extension of its temporary waiver to maintain common ownership during the FCC's consideration of the petition. The Company also filed simultaneously with the petition for permanent waiver an application seeking to modify the technical facilities of the Quad Cities Station (a change that would not only reduce the amount of overlap between WTVO and the Quad Cities Station but substantially expand the WTVO coverage area). See "Business--Federal Regulation of Television Broadcasting--Multiple Ownership Restrictions."

                                   BACKGROUND

  On November 14, 1994, the Company implemented a financing plan (the "Financing Plan") to enable it to acquire three television stations (the "Nationwide Acquisition") from Nationwide Communications Inc. ("Nationwide"), increase liquidity and improve operating and financial flexibility. Under the Financing Plan, the Company effected an initial public offering of its Class A Common Stock, generating gross proceeds to the Company of approximately $69.8 million, and issued $120.0 million principal amount of its 11 3/4% Senior Subordinated Notes due 2004 (the "November 1994 Notes"). Concurrently with the consummation of the Nationwide Acquisition, ABC invested $25.0 million in the Company and received 1,500,000 shares of the Company's non-voting Class C Common Stock (the "ABC Stock") and warrants (the "ABC Warrants") to purchase an additional 750,000 shares of such Common Stock (the "ABC Investment"). On June 12, 1995, the Company completed an offering (the "June 1995 Notes Offering") of $125.0 million principal amount of its 10 1/8% Senior Subordinated Notes due 2005 (the "June 1995 Notes"). The Company used the net proceeds of the June 1995 Notes Offering (approximately $120.8 million) to repay certain of its then outstanding indebtedness under the Senior Credit Facility. On May 19, 1995, the Company entered into an agreement (the "New WTVO Affiliation Agreement") with ABC whereby the Company switched the affiliation of its Rockford, Illinois station, WTVO, from NBC to ABC, effective as of August 14, 1995. On January 16, 1996, the Company completed an offering (the "January 1996 Notes Offering") of $125.0 million principal amount of its 9% Senior Subordinated Notes due 2006 (the "January 1996 Notes"; together with the June 1995 Notes and the November 1994 Notes, the "Notes"). The Company used approximately $50.0 million of the net proceeds of the January 1996 Notes Offering (approximately $121.9 million) to repay all of its then outstanding indebtedness, including accrued interest, under the Senior Credit Facility. Of the remaining approximately $71.9 million of net proceeds, the Company used approximately $56.0 million to finance the Quad Cities Acquisition, and used the remaining net proceeds and borrowings under the Senior Credit Facility to finance the KELO Acquisition. The Company and Disney, the parent of ABC, have entered into an agreement pursuant to which the Company will repurchase (the "ABC Repurchase") the ABC Stock and the ABC Warrants concurrently with the closing of the Offerings. See "Certain Transactions."

                                 THE OFFERINGS

Class A Common Stock
Offered.................
                           5,250,000 shares by the Company
                           1,151,216 shares by the Selling Stockholders
                           ---------
                           6,401,216 Shares

U.S. Offering...........   5,201,216 shares
International Offering..   1,200,000 shares

Shares of Common Stock
 to be outstanding
 after the Offerings....
                          11,262,350 shares of Class A Common Stock (1)
                           2,029,620 shares of Class B Common Stock (2)
                             938,387 shares of Class C Common Stock
                          ----------
                          14,230,357 Shares (1)(2)

Voting rights...........  Each class of Common Stock has identical rights, except with respect to voting. The Class A Common Stock entitles its holders to one vote per share on all matters submitted to a vote of the holders of the Common Stock. The Class B Common Stock entitles its holders to ten votes per share, except in connection with certain significant transactions. Holders of Class C Common Stock are not entitled to vote, except in connection with any change to the Company's certificate of incorporation which would adversely affect their rights as holders of such Common Stock. Holders of Class C Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock if the holding of such Class A shares would not violate any law. All classes of Common Stock entitled to vote on any matter vote together as a single class except as otherwise provided by law. See "Principal and Selling Stockholders" and "Description of Capital Stock."

Use of Proceeds.........  The proceeds of the Offerings to be received by the
                          Company, together with the proceeds of borrowings under the Senior Credit Facility, will be used to finance the KCAL Acquisition and the ABC Repurchase and to pay related fees and expenses. If the Company is unable to consummate the KCAL Acquisition, the Company would use the net proceeds of the Offerings intended therefor to finance future acquisitions of television stations and for general working capital purposes. See "Use of Proceeds."

Nasdaq National Market    YBTVA
symbol..................
--------
(1) Does not include 8,800 shares of Class A Common Stock issuable upon exercise of options granted to independent directors of the Company. See "Management--1995 Stock Option Plan."
(2) Does not include 637,188 shares of Class B Common Stock issuable upon exercise of options granted to Company management, 246,751 of which are not exercisable within 60 days. See "Management--1995 Stock Option Plan."

                                  RISK FACTORS

  See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers of the Class A Common Stock offered hereby.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
  The following table presents summary historical consolidated financial data of the Company for the three years ended December 31, 1995, which have been derived from the Company's audited consolidated financial statements, and condensed and unaudited historical and pro forma financial data. The historical consolidated financial data of the Company for the six months ended June 30, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management of the Company, have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information. The pro forma statement of operations data and other financial data have been presented as if the Offerings, the January 1996 Notes Offering, the June 1995 Notes Offering, the KCAL, Quad Cities and KELO Acquisitions (including actual and anticipated related borrowings and annualized net expense reductions), the New WTVO Affiliation Agreement and the ABC Repurchase had occurred on the first day of the respective periods. The pro forma balance sheet data have been presented as if the Offerings, the KCAL Acquisition (including anticipated related borrowings and annualized net expense reductions) and the ABC Repurchase had been effected on June 30, 1996. The summary pro forma financial data does not purport to represent what the Company's results of operations would have been if such transactions had been effected at the date indicated and do not purport to project results of operations of the Company in any future period.

  The information in this table should be read in conjunction with "Pro Forma Consolidated Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes thereto included elsewhere herein.

                                 YEAR ENDED DECEMBER 31,               SIX MONTHS ENDED JUNE 30,
                         ------------------------------------------  --------------------------------  TWELVE MONTHS
                                                                          (UNAUDITED)                      ENDED
                                                             PRO                               PRO       JUNE 30,
                                                            FORMA                             FORMA        1996
                           1993       1994        1995     1995(1)      1995        1996     1996(1)   PRO FORMA(1)
                         ---------  ---------  ----------  --------  ----------  ----------  --------  -------------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Net revenues(2)........ $  61,792  $  78,788  $  122,530  $258,328  $   59,344  $   63,759  $135,292    $268,791
 Operating expenses,
  including selling,
  general and
  administrative
  expenses..............    28,460     33,800      51,614   115,636      25,588      27,426    56,794     114,735
 Amortization of program
  license rights........     3,969      4,400       6,418    30,007       3,072       3,635    18,151      32,655
 Depreciation and
  amortization(3).......    13,859     15,280      24,572    50,914      12,450      13,073    26,132      49,946
 Corporate overhead.....     1,350      2,052       3,348     3,648       1,566       2,171     2,321       4,253
 Non-cash compensation
  paid in Common
  Stock(4)..............       --       6,497       1,167     1,167         438          15        15         744
                         ---------  ---------  ----------  --------  ----------  ----------  --------    --------
 Operating income.......    14,154     16,759      35,411    56,956      16,230      17,439    31,879      66,458
 Interest expense, net..    17,778     19,105      32,644    64,404      16,070      19,742    32,201      64,404
 Other expenses
  (income)(5)...........       141          3         233        31        (124)       (842)      355         569
                         ---------  ---------  ----------  --------  ----------  ----------  --------    --------
 Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle.............    (3,765)    (2,349)      2,534  $ (7,479)        284      (1,461) $   (677)   $  1,485
                                                           ========                          ========    ========
 Extraordinary loss on
  extinguishment of
  debt(6)...............       --      (6,027)     (9,125)               (9,125)        --
 Cumulative effect of
  change in accounting
  principle(7)..........    (1,520)       --          --                    --          --
                         ---------  ---------  ----------            ----------  ----------
 Net loss............... $  (5,285) $  (8,376) $   (6,591)           $   (8,841) $   (1,461)
                         =========  =========  ==========            ==========  ==========
 Net loss per common
  share(8).............. $   (4.50) $   (5.42) $    (0.61)           $    (0.82) $    (0.14)
 Weighted average shares
  outstanding(8)........ 2,234,370  3,339,794  11,071,154            10,899,255  10,469,933
OTHER FINANCIAL DATA:
 Cash flow provided by
  operating
  activities(9)......... $  13,562  $  23,597  $   32,416       --   $    7,595  $   18,186       --          --
 Payments for program
  license liabilities...     4,003      4,170       6,747  $ 28,665       3,222       3,724  $ 13,913    $ 27,692
 Broadcast cash
  flow(10)..............    29,329     40,818      64,169   114,027      30,534      32,609    64,585     126,364
 Broadcast cash flow
  margin................      47.5%      51.8%       52.4%     44.1%       51.5%       51.1%     47.7%       47.0%
 Operating cash
  flow(11).............. $  27,979  $  38,766  $   60,821  $110,379  $   28,968  $   30,438  $ 62,264    $122,111
 Capital expenditures...       686      1,206       4,484    10,019       2,939       1,635     5,068       6,675

                                                          JUNE 30, 1996
                                                      -------------------------
                                                      HISTORICAL    PRO FORMA
                                                      -----------   -----------
                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents...........................  $     7,934  $     4,137
 Total assets........................................      400,284      838,487
 Long-term debt (including current portion)..........      401,787      687,826
 Stockholders' equity (deficit)......................      (28,872)      78,292

                                                  (Footnotes begin on next page)

(1) Pro forma adjustments include expense reductions relating to the KCAL, Quad Cities and KELO Acquisitions of approximately $19.4 million, $1.8 million and $1.4 million, respectively, for the year ended December 31, 1995, approximately $11.0 million, $517,000 and $581,000, respectively, for the six months ended June 30, 1996 and $21.2 million, $1.4 million and $1.3 million, respectively, for the twelve months ended June 30, 1996.

(2) Net revenues are total revenues net of agency and national representation commissions. Pro forma adjustments include additional network compensation payable to the Company under the New WTVO Affiliation Agreement of approximately $225,000 and $45,000, respectively, for the year ended December 31, 1995 and the twelve months ended June 30, 1996. The New WTVO Affiliation Agreement provides for additional annual compensation of approximately $360,000 for the first full year, and for additional increases of $33,000 in each of the second, third, and fourth years. Pro forma adjustments also include a decrease in net revenues of $3.2 million, $589,000 and $1.4 million, respectively, for the year ended December 31, 1995 and the six and twelve months ended June 30, 1996, relating to seven sitcoms not being purchased in connection with the KCAL Acquisition.

(3) Pro forma adjustments represent the additional amortization resulting from the January 1996 Notes Offering, the June 1995 Notes Offering and the Amendment. In addition, reflects the elimination of deferred financing costs in connection with the Senior Credit Facility as amended and restated pursuant to the Amendment. Furthermore, pro forma adjustments reflect the amortization of intangibles associated with the KCAL, Quad Cities and KELO Acquisitions for periods ranging from 2 to 40 years and a net increase in annual depreciation resulting from the allocation of the KCAL, Quad Cities and KELO Acquisitions purchase prices to the acquired property and equipment depreciated over a new estimated useful life.

(4) Represents non-cash charges for the issuance to key employees in 1994 of shares of Common Stock and in 1995 of shares of Common Stock and below-market options to purchase shares of Common Stock.

(5) Includes approximately $1.2 million of interest income for the six months ended June 30, 1996.

(6) Extraordinary loss for the years ended December 31, 1994 and 1995 resulted from the early extinguishment of debt.

(7) Cumulative effect of change in accounting principle for the year ended December 31, 1993 resulted from a change in accounting principle for amortization of program license rights.

(8) The computation of earnings per common and common equivalent share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the net effect of common shares contingently issuable, primarily from stock options and exercise of warrants.

(9) For pro forma purposes, information is not determinable.

(10) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and corporate overhead, less payments for program license liabilities. The Company has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Consolidated Financial Statements, is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(11) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights) and non-cash compensation, less payments for program license liabilities. The Company has included operating cash flow data because such data are commonly used by investors to measure a company's ability to service debt and will be used in calculating the amount of additional indebtedness that the Company may incur in the future under the Indentures. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Consolidated Financial Statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                                 RISK FACTORS

  In addition to the other information set forth in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Class A Common Stock offered hereby.

SUBSTANTIAL LEVERAGE

  The Company has, and after giving effect to the Offerings and anticipated borrowings related to the KCAL Acquisition will continue to have, consolidated indebtedness that is substantial in relation to its total stockholders' equity. At June 30, 1996, the Company had outstanding long-term indebtedness (including current installments) of approximately $401.8 million, with a total stockholders' deficit of approximately $28.9 million. As of June 30, 1996, after giving pro forma effect to the Offerings and the application of the net proceeds therefrom, and to the anticipated borrowings related to the KCAL Acquisition as if such transaction had occurred on such date, the total long-term indebtedness (including current installments) of the Company outstanding would have been approximately $687.8 million, with a total stockholders' equity of approximately $78.3 million.

  The Company has significant cash interest expense relating to its indebtedness under the Notes and the Senior Credit Facility, and a significant amount of the Company's cash flow will be required for debt service. After giving pro forma effect to the January 1996 Notes Offering, the June 1995 Notes Offering, the Offerings and the application of the net proceeds therefrom and to the actual and anticipated borrowings related to the Quad Cities, KCAL and KELO Acquisitions as if such transactions had occurred on the first day of the respective periods, the interest expense of the Company would have been $64.4 million and $32.2 million for the year ended December 31, 1995 and for the six month period ended June 30, 1996, respectively. The average interest rate accrued on the Company's long-term indebtedness during the year ended December 31, 1995 was 11.4%.

  The degree to which the Company is leveraged could have important consequences to holders of the Class A Common Stock including, but not limited to, the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt; (iii) the agreements governing the Company's long-term debt will contain certain restrictive financial and operating covenants which could limit the Company's ability to compete as well as its ability to expand; and (iv) the Company's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. The ability of the Company to satisfy its debt obligations will be dependent on the future operating performance of the Company, which could be affected by changes in economic conditions and other factors, including factors beyond the control of the Company. A failure to comply with the covenants and other provisions of its debt instruments could result in events of default under such instruments, which could permit acceleration of the debt under such instruments and in some cases acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions.

  If the Company is unable to generate sufficient cash flow to meet its debt obligations, the Company may be required to renegotiate the terms of the instruments relating to its long-term debt or to refinance all or a portion of its long-term debt. However, there can be no assurance that the Company will be able to successfully renegotiate such terms or refinance its indebtedness, or, if the Company were able to do so, that the terms available would be favorable to it. In the event that the Company were unable to refinance its indebtedness or obtain new financing under these circumstances, the Company likely would have to consider various other options such as the sale of certain assets to meet its required debt service, negotiation with its lenders to restructure applicable indebtedness or other options available to it under law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

NET LOSSES

  The Company on a consolidated basis reported a net loss of $5.3 million for the year ended December 31, 1993, a net loss of $8.4 million for the year ended December 31, 1994 and a net loss of $6.6 million for the year ended December 31, 1995. For the year ended December 31, 1995 and the six months ended June 30, 1996, after giving pro forma effect to the KCAL, Quad Cities and KELO Acquisitions (including actual and anticipated related borrowings), the New WTVO Affiliation Agreement, the January 1996 Notes Offering, the June 1995 Notes Offering, the ABC Repurchase and the Offerings as if such transactions had occurred on the first day of the respective periods, the Company would have reported a loss after provision for income taxes and before extraordinary item of approximately $7.5 million and $677,000, respectively. The losses were primarily caused by the substantial interest expense on debt incurred by the Company to finance the acquisition of its stations, depreciation and amortization charges and the extraordinary losses relating to the early extinguishment of debt. Future utilization of a significant portion of the Company's net operating losses for federal income tax purposes will likely be subject to an annual limitation. See Note 11 to Notes to the Company's Consolidated Financial Statements.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

  The Indentures relating to the Notes (the "Indentures") restrict, among other things, the Company's and its subsidiaries' ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the Senior Credit Facility contains other and more restrictive covenants and limits the Company's ability to prepay its indebtedness and make future acquisitions of additional television stations without the prior consent of the lenders. The Senior Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Senior Credit Facility and/or the Indentures. In the event of an event of default under the Senior Credit Facility, the lenders could elect to declare all amounts outstanding under the Senior Credit Facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the Senior Credit Facility indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. Substantially all the assets of the Company and its subsidiaries have been pledged as security under the Senior Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RISKS OF ACQUISITIONS AND THE FAILURE TO INTEGRATE TELEVISION STATIONS

  As part of its business strategy, the Company will continue to evaluate opportunities to acquire new television stations. There can be no assurance that the Company will find attractive acquisition candidates or effectively manage the integration of acquired stations into its existing business. If the expected operating efficiencies from acquisitions do not materialize, if the Company fails to integrate new stations or recently acquired stations into its existing business, or if the costs of such integration exceed expectations, the Company's operating results and financial condition could be adversely affected. Future acquisitions by the Company could result in the incurrence of debt, the potentially dilutive issuance of equity securities and the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the Company's operating results and financial condition.

DEPENDENCE ON KEY PERSONNEL

  The loss of the services of any of Vincent J. Young, the Company's Chairman, Ronald Kwasnick, the Company's President, and James A. Morgan, the Company's Executive Vice President, could have an adverse impact on the Company. The Company has an employment agreement with Mr. Morgan. Although Vincent Young and Adam Young together own substantially all of the shares of capital stock of Adam Young Inc., a national representation firm, Vincent Young devotes substantially all of his time and Adam Young devotes approximately 60% of his time to the business of the Company. There can be no assurance that the services of such personnel will continue to be made available to the Company. The Company does not carry key man life insurance on any such personnel. Each of Vincent Young, Adam Young and Ronald Kwasnick was a director and/or executive officer of the Company at the time of the June 1992 filing of an involuntary petition under Chapter 11 of the U.S. Bankruptcy Code against the Company. See "Business-- 1992 Restructuring."

NETWORK AFFILIATION; RELIANCE ON NETWORK PROGRAMMING; RELIANCE ON PROGRAMMING

  Six of the Company's eleven stations are affiliated with the ABC television network, four are affiliated with the CBS television network and one is affiliated with the NBC television network. The television viewership levels for the Company's stations other than KCAL are materially dependent upon programming provided by these major networks and are particularly dependent upon programming provided by the ABC network. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future.

  Each of the Company's existing stations is a party to an affiliation agreement with one of the networks giving the station the right to rebroadcast programs transmitted by the network. The networks pay each affiliated station a fee for each hour of network programming broadcast by the stations in exchange for the networks' right to sell the majority of the commercial announcement time during such programming.

  In October 1994, the Company and ABC entered into new affiliation agreements for five of the Company's ABC-affiliated stations. Effective August 14, 1995, the Company switched the affiliation of its then sole NBC affiliate to ABC. In addition, in October 1994 CBS entered into new affiliation agreements with three of the Company's CBS-affiliated stations. Such ABC and CBS affiliation agreements provide for contract terms of ten years. The NBC affiliation agreement for the Quad Cities Station has a ten year term which expires November 1, 2004. On April 3, 1996, the Company and CBS entered into new affiliation agreements for KELO and each of its satellite stations which expire on October 2, 2006. Affiliation agreements are automatically renewed for successive terms. Under the affiliation agreements, the networks also possess, under certain circumstances, the right to terminate the agreement on prior written notice ranging between 15 and 45 days depending on the agreement. Although the Company expects that it will continue to be able to renew its network affiliation agreements, no assurance can be given that such renewals will be obtained. The non-renewal or termination of one or more of the network affiliation agreements could have a material adverse effect on the Company's operations. See "Business--Network Affiliation Agreements."

  As an independent station, KCAL purchases all of its programming, resulting in proportionally higher programming costs for the station. At the same time, KCAL retains its entire inventory of advertising and all of the revenue obtained therefrom. Furthermore, KCAL enters into barter arrangements whereby program distributors may receive advertising time in exchange for the programming they provide. There can be no assurance that the Company will not be exposed in the future to volatile or increased programming costs which may adversely affect the Company's operating results. Further, programs are usually purchased for broadcasting for two to three year periods, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their cost has been fully amortized, resulting in write-offs that increase station operating costs.

GOVERNMENT REGULATION

  The Company's television operations are subject to significant regulation by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). A television station may not operate without the authorization of the FCC. Approval of the FCC is required for the issuance, renewal and transfer of station operating licenses. In particular, the Company's business will be dependent upon its continuing to hold television broadcasting licenses from the FCC. Although FCC licenses generally have been issued for terms of five years, new legislation has recently been enacted which lengthens the normal term to eight years. More information concerning the renewal term and process, including the expiration dates for the FCC licenses for each of the Company's stations and KCAL, is set forth under the caption "Business--Federal Regulation of Television Broadcasting--License Grant and Renewal." While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that the Company's licenses will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum permitted period. The non-renewal or revocation of one or more of the Company's primary FCC licenses could have a material adverse effect on the Company's operations.

  Congress and the FCC currently have under consideration and may in the future adopt new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, affect the operation and ownership of the Company's broadcast properties. The Company is unable to predict the impact which any such laws or regulations may have on its operations. See "Business--Federal Regulation of Television Broadcasting."

COMPETITION IN THE TELEVISION INDUSTRY; IMPROVEMENTS AND INNOVATIONS IN TECHNOLOGY; RISK OF NEW COMPETING NETWORKS

  The television broadcasting industry has become increasingly competitive in recent years with the growth of cable television, the Fox television network, satellite dishes, multichannel multipoint distribution systems, pay-per-view programs and the proliferation of VCRs and VCR movie rentals. These changes have fractionalized television viewing audiences, and this trend is likely to continue in the future. In addition, technological developments such as "direct broadcast satellite," "high definition" and "interactive" television may impose additional costs and competitive pressures on the Company. Each of Time Warner, Inc. and Paramount Communications, Inc. (now merged into Viacom Inc.) has recently launched a new television network. The Company is unable to predict the effect, if any, that such networks will have on the future results of the Company's operations.

  In addition to competing with other media outlets for audience share, the Company's stations also compete for advertising revenues, which comprise the primary source of revenues for the Company's operating subsidiaries. The Company's stations compete for such advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems.

  The Company's television stations are located in highly competitive markets. Accordingly, the Company's results of operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any one of the Company's stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of its competitors have or may, in the future, obtain greater resources than the Company, the Company's ability to compete successfully in its broadcasting markets may be impeded. See "Business-- Competition."

EFFECT OF NATIONAL AND LOCAL ECONOMIC CONDITIONS

  The television industry is cyclical in nature. Because the Company relies upon sales of advertising time at its stations for substantially all of its revenues, the Company's operating results are particularly susceptible to being affected by prevailing economic conditions at both the national and regional levels. Upon consummation of the KCAL Acquisition, KCAL will represent, on a pro forma basis, a significant portion of the Company's revenues; the Company's operating results, therefore, will be particularly susceptible to economic conditions in the Los Angeles market. The Company's revenues could be adversely affected by a future national recessionary environment like that of the past several years and, due to the substantial portion of revenues derived from local advertisers, the Company's operating results in individual markets could be adversely affected by local or regional economic downturns.

VOTING RIGHTS; CONTROL BY CERTAIN STOCKHOLDERS; POSSIBLE ANTI-TAKEOVER EFFECT

  The Company's Common Stock has been divided into three classes with different voting rights which allow for the maintenance of control by management. Each share of Class A Common Stock is entitled to one vote, each share of Class B Common Stock is entitled to ten votes except for certain significant transactions for which such shares are entitled to one vote per share, and shares of Class C Common Stock are not entitled to vote except in connection with any change to the Company's certificate of incorporation which would adversely affect the rights of holders of such Common Stock. Holders of Class C Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock if the holding of such Class A shares would not violate any law.

  After giving effect to the Offerings, Adam Young and Vincent Young together will beneficially own shares of Class B Common Stock representing approximately 58% of the total voting power of the Company's Common Stock and, as a result, maintain control over the election of a majority of the Company's directors and, thus, over the operations and business of the Company as a whole. In addition, such stockholders will have the ability to prevent certain types of material transactions, including a change of control of the Company. See "Description of Capital Stock."

  The disproportionate voting rights of the Class A Common Stock relative to the Class B Common Stock may make the Company a less attractive target for a takeover than it otherwise might be, or render more difficult or discourage a merger proposal or a tender offer.

DILUTION

  Persons purchasing shares of Class A Common Stock in the Offerings will sustain an immediate dilution in net tangible book value per share of Common Stock of $69.83. See "Dilution."

NO DIVIDENDS

  The Company does not anticipate paying any dividends on shares of its Common Stock in the foreseeable future. In addition, under the Senior Credit Facility and the Indentures the Company is restricted in its ability to pay cash dividends on its Common Stock. See "Price Range of Common Stock and Dividend Policy" and "Description of Capital Stock--Common Stock."

POTENTIAL EFFECTS ON MARKET PRICE RESULTING FROM SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION AND SALE OF ADDITIONAL SHARES

  After giving effect to the Offerings, including the ABC Repurchase, the Company, as of August 30, 1996, would have had outstanding 14,230,357 shares of Common Stock. Of the 10,480,357 shares outstanding at August 30, 1996, other than the 1,500,000 shares to be repurchased pursuant to the ABC Repurchase and 2,111,398 shares to be sold by the Selling Stockholders (assuming exercise of the Underwriters' over-allotment option), (i) 4,858,007 previously registered shares will be freely tradable without restriction or further registration under the Securities Act, (ii) 1,575,180 shares are eligible for sale subject to the volume and other restrictions of Rule 144 under the Securities Act, and (iii) 435,772 shares have or will become eligible for sale into the open market under Rule 144(k) from time to time, free of such volume and other restrictions under Rule 144. In addition, as of August 30, 1996 options for 399,237 shares were exercisable and, upon exercise, such shares will be freely tradable without restriction or further registration. As of August 30, 1996, the Company also had reserved an additional 346,938 shares for issuance from time to time pursuant to options under its 1995 Stock Option Plan which have been registered under the Securities Act, and such shares may be sold into the open market when issued.

  The Company, the Selling Stockholders (other than the Estate of Henry Kramer, which has advised Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") it does not intend to sell its Common Stock other than in the Offerings for 30 days after the date of this Prospectus) and certain officers and directors of the Company have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company and the Selling Stockholders in the Offerings, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch.

  The Company can make no prediction as to the effect, if any, that sales of additional shares of Class A Common Stock or the availability of shares for future sale will have on the market price of the Class A Common Stock or the availability of shares for future sale will have on the market price of the Class A Common Stock. Sales in the public market of substantial amounts of the Common Stock, or the perception that such sales could occur, could depress the prevailing market price for the Class A Common Stock. See "Shares Eligible for Future Sale."

                                  THE COMPANY

  The Company owns and operates eleven network-affiliated television stations in geographically diverse markets. Six of the stations are affiliated with ABC, four are affiliated with CBS and one is affiliated with NBC. The Company has agreed to acquire KCAL, the only independent VHF television station operating in the Los Angeles market.

BACKGROUND

  The Company was founded in 1986 by Vincent Young and his father, Adam Young. Vincent Young, the Company's Chairman, has over 25 years of experience in the television broadcast industry, and Adam Young has over 50 years of experience in the industry. Ronald Kwasnick, the Company's President, has over 25 years of experience in the industry. The Company is a Delaware corporation having its principal offices located at 599 Lexington Avenue, New York, New York 10022, and its telephone number is (212) 754-7070.

  Effective as of October 1, 1994, the Company and ABC entered into new network affiliation agreements for five of the Company's ABC-affiliated stations. Effective as of the same date, the Company also entered into new network affiliation agreements with CBS for three of its CBS stations. The new affiliation agreements provide for contract terms of ten years and for additional annual compensation of approximately $4.4 million in the aggregate to the Company's stations.

  On November 14, 1994, the Company acquired from Nationwide for $150.0 million all of the assets of television stations WRIC (Richmond, Virginia), WATE (Knoxville, Tennessee) and WBAY (Green Bay, Wisconsin), each of which is an ABC network affiliate. The acquired assets included approximately $8.3 million of accounts receivable. A $5.0 million portion of the purchase price has been deferred (having a net present value as of the Nationwide Acquisition date, discounted at 11.9%, of $3.6 million) and is payable over the remaining four-year period, without interest, in equal annual installments, with the first such installment having been paid on November 14, 1995. The Company has to date implemented approximately $4.7 million of annualized expense reductions at the three stations acquired from Nationwide, an increase of $800,000 from the $3.9 million of cost savings identified on a line item basis by management of the Company prior to the Nationwide Acquisition. Such reductions are in the area of personnel and benefit savings, programming costs and purchased services. The Nationwide Acquisition purchase price, as adjusted for the acquired accounts receivable and the deferred purchase price discount, amounts to approximately $140.3 million. Based upon the performance of the acquired stations for the year ended December 31, 1994, after giving pro forma effect to the Nationwide Acquisition (including annualized net expense reductions) and the new network affiliation agreements described below, such adjusted purchase price represents a multiple of 6.5 times broadcast cash flow for the acquired stations for such period. Based upon such performance for the year ended December 31, 1995, such adjusted purchase price represents a multiple of 6.1 times broadcast cash flow for the acquired stations for such period.

  Concurrently with the consummation of the Nationwide Acquisition, ABC invested $25.0 million in the Company and received 1,500,000 shares of the Company's non-voting Class C Common Stock and warrants to purchase an additional 750,000 shares of such Common Stock. The Company and Disney, the parent of ABC, have entered into an agreement pursuant to which the Company will repurchase the ABC Stock and the ABC Warrants concurrently with the closing of the Offerings. See "Certain Transactions."

  On November 14, 1994, in order to enable the Company to acquire the three stations from Nationwide, increase liquidity and improve operating and financial flexibility, the Company implemented the Financing Plan. Under the Financing Plan, which was consummated concurrently with the Nationwide Acquisition and the ABC Investment, the Company effected an initial public offering of its Class A Common Stock, generating gross proceeds to the Company of approximately $69.8 million, and issued $120.0 million principal amount of its 11 3/4% Senior Subordinated Notes due 2004. The Company utilized the net proceeds of such offerings, the ABC Investment and borrowings under the Senior Credit Facility principally to consummate the Nationwide

Acquisition and to repay all of its debt obligations, including its obligations under its then existing senior credit facility (the "Old Credit Facility"). Under the Financing Plan, the Company also repurchased shares of its outstanding preferred stock and related warrants, and all of the remaining holders of preferred stock and warrants converted their shares or exercised their warrants into Class A Common Stock.

  On May 19, 1995, the Company entered into the New WTVO Affiliation Agreement with ABC whereby the Company has switched the affiliation of its Rockford, Illinois station, WTVO, from NBC to ABC, effective as of August 14, 1995. The New WTVO Affiliation Agreement also provides for a contract term of ten years, and increases the annual compensation of the station by approximately $360,000 for a total of $600,000 for the first full year and will increase the annual compensation by $33,000 in each of the second, third and fourth years for a total of approximately $700,000 of annual compensation for the remainder of the contract term. In addition, ABC has agreed to provide the Company with certain promotional and equipment purchase incentives in connection with the affiliation change. As a result of the Nationwide Acquisition and the affiliation switch, the Company presently owns more ABC stations than any single operator other than ABC.

  As a result of the affiliation change, the Company is now able to utilize its own programming in the half-hour time period following the late evening news. As an NBC affiliate, the Company was required to present The Tonight Show with Jay Leno in this time period and did not have the ability to sell any commercial time during the first half-hour of the program. The Company now utilizes its own inventory of syndicated programs for this time period. Management of the Company estimates that such time period will generate approximately $250,000 of additional annual net advertising sales with minimal additional related expenses.

  On June 12, 1995, the Company completed the June 1995 Notes Offering of $125.0 million principal amount of its 10 1/8% Senior Subordinated Notes due 2005. The Company used the net proceeds of the June 1995 Notes Offering (approximately $120.8 million) to repay certain of its then outstanding indebtedness under the Senior Credit Facility.

  On December 15, 1995, the Company agreed to repurchase 423,259 shares of the Company's Common Stock from J.P. Morgan Capital Corp., an affiliate of J.P. Morgan Securities Inc., for approximately $11.1 million. The Company repurchased 26,625 of such shares in December 1995 and repurchased the balance in January 1996.

  On January 16, 1996, the Company completed the January 1996 Notes Offering of $125.0 million principal amount of its 9% Senior Subordinated Notes due 2006. The Company used approximately $50.0 million of the net proceeds of the January 1996 Notes Offering (approximately $121.9 million) to repay all of its then outstanding indebtedness, including accrued interest, under the Senior Credit Facility. Of the remaining approximately $71.9 million of net proceeds, the Company used approximately $56.0 million to finance the Quad Cities Acquisition, and used the remaining net proceeds and borrowings under the Senior Credit Facility to finance the KELO Acquisition.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of the shares of Class A Common Stock offered hereby by the Company are estimated to be approximately $162.0 million (net of underwriting discounts and commissions and the estimated expenses of the Offerings). The Company will use the net proceeds of the Offerings, approximately $286.0 million of borrowings under the Senior Credit Facility and $3.8 million of its existing cash balances to finance the KCAL Acquisition (having an expected purchase price of approximately $368.0 million, plus an estimated $17.0 million of working capital) and the ABC Repurchase (having an estimated purchase price of $54.8 million) and to pay approximately $12.0 million of related fees and expenses.

  Until the net proceeds from the sale of the Class A Common Stock offered hereby remaining after the ABC Repurchase are applied toward the financing of the KCAL Acquisition, the Company expects to use approximately $20.0 million of such net proceeds to repay in full the outstanding principal indebtedness and accrued interest, determined as of September 30, 1996, under the Senior Credit Facility. Such principal amount bore interest, determined as of September 30, 1996, at the rate of approximately 7.4375%, and has a final maturity in December 2000. Pending its use, the remaining net proceeds of approximately $87.2 million will be placed in an interest-bearing bank account or invested in United States government securities or other interest-bearing investment grade securities.

   If the Company is unable to consummate the KCAL Acquisition, the Company would use the net proceeds of the Offerings intended therefor to finance future acquisitions of television stations and for general working capital purposes.

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

  The Company's Class A Common Stock began trading on the Nasdaq National Market ("Nasdaq") under the symbol "YBTVA" on November 7, 1994. The following table sets forth, on a per share basis and for the respective periods indicated, the range of high and low closing sales prices of the Class A Common Stock as reported on Nasdaq.

                                                                 HIGH     LOW
                                                                ------- -------
      1994:
        November 7-
        December 31............................................ $22     $13 3/4
      1995:
        First Quarter.......................................... $22 1/2 $17 1/2
        Second Quarter.........................................  27 3/4  20 3/4
        Third Quarter..........................................  35 3/4  25
        Fourth Quarter.........................................  31 1/2  24
      1996:
        First Quarter.......................................... $31 1/4 $25
        Second Quarter.........................................  38 1/4  28
        Third Quarter (to September 30, 1996)..................  40 5/8  30 1/4

  On September 30, 1996, the last reported sale price of the Class A Common Stock on Nasdaq was $33 per share.

  At August 30, 1996, there were approximately 40, 18 and 2 stockholders of record of the Company's Class A, Class B and Class C Common Stock, respectively. Such number does not include beneficial owners holding shares through nominee names. There is no public trading market for the Class B and Class C Common Stock.

  The Company has never paid a dividend on its Common Stock and does not expect to pay dividends on its Common Stock in the foreseeable future. The terms of the Senior Credit Facility and the Indentures restrict the Company's ability to pay cash dividends on its Common Stock. Under the Senior Credit Facility, the Company is not permitted to pay any dividends on its Common Stock. Under the Indentures, the Company is not permitted to pay any dividends on its Common Stock unless at the time of, and immediately after giving effect to, the dividend no default would result under the Indentures and the Company would continue to have the ability to incur indebtedness. In addition, under the Indentures, the dividend may not exceed an amount equal to the Company's cash flow less a multiple of the Company's interest expense, plus the net proceeds of the sale by the Company of additional capital stock. See "Description of Capital Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1996 and as adjusted to give effect to the Offerings and the application of the net proceeds therefrom, to the KCAL Acquisition (and anticipated related borrowings) and to the Amendment to the Senior Credit Facility. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

                                                             JUNE 30, 1996
                                                         ----------------------
                                                          ACTUAL    AS ADJUSTED
                                                         ---------  -----------
                                                              (DOLLARS IN
                                                              THOUSANDS)
Short-term debt:
  Current portion of Senior Credit Facility............. $     --    $     --
  Current portion of capital lease obligations..........        40          40
  Acquisition purchase price obligation.................       962         962
                                                         ---------   ---------
    Total short-term debt...............................     1,002       1,002
Long-term debt, less current maturities:
  Senior Credit Facility(1).............................    25,400     311,439
  9% Senior Subordinated Notes due 2006.................   125,000     125,000
  10 1/8% Senior Subordinated Notes due 2005............   125,000     125,000
  11 3/4% Senior Subordinated Notes due 2004............   120,000     120,000
  Capital lease obligations.............................        71          71
  Acquisition purchase price obligation.................     5,314       5,314
                                                         ---------   ---------
    Total long-term debt................................   400,785     686,824
Total debt..............................................   401,787     687,826
Stockholders' equity:
  Class A Common Stock, $.001 par value; 20,000,000
   shares authorized; 4,887,264 shares issued and
   outstanding (as adjusted, 11,262,350 shares issued
   and outstanding)(2)..................................         5          11
  Class B Common Stock, $.001 par value; 20,000,000
   shares authorized; 2,029,620 shares issued and
   outstanding(3).......................................         2           2
  Class C Common Stock, $.001 par value; 20,000,000
   shares authorized; 3,563,473 shares issued and
   outstanding (as adjusted, 938,387 shares issued and
   outstanding)(2)......................................         3           1
  Additional paid-in capital............................   126,185     233,345
  Accumulated deficit...................................  (155,067)   (155,067)
                                                         ---------   ---------
  Total stockholders' (deficit) equity .................   (28,872)     78,292
                                                         ---------   ---------
Total capitalization.................................... $ 372,915   $ 766,118
                                                         =========   =========

--------
(1) The Company will have the ability, subject to certain limitations, to borrow an additional aggregate amount of up to approximately $200.0 million under the Senior Credit Facility (as amended pursuant to the Amendment) for general corporate purposes, $185.0 million of which will be available for the financing of acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."
(2) As adjusted, includes 5,250,000 shares of Class A Common Stock to be sold by the Company in connection with the Offerings and 1,125,086 shares of Class A Common Stock to be converted from Class C Common Stock by certain Selling Stockholders in connection with the Offerings. Does not include 8,800 shares of Class A Common Stock issuable upon exercise of options granted to independent directors, 4,800 of which were granted pursuant to the Company's 1995 Stock Option Plan. See "Management."
(3) Does not include 637,188 shares of Class B Common Stock issuable upon exercise of options granted to key employees under the Company's 1995 Stock Option Plan. Also does not include 346,938 shares of Common Stock that are available for future grants under the 1995 Stock Option Plan. See "Management."

                                   DILUTION

  As of June 30, 1996, the historical deficit in net tangible book value of the Company's Common Stock was $289.1 million, or approximately $27.59 per share outstanding. As of June 30, 1996, the pro forma deficit in net tangible book value of the Company's Common Stock after giving effect to the KCAL Acquisition (including anticipated related borrowings) and the Amendment was $638.4 million, or approximately $60.91 per share. As of June 30, 1996, the pro forma deficit in net tangible book value of the Company's Common Stock after giving effect to the Offerings, the application of the net proceeds including the ABC Repurchase therefrom and the transactions described in the preceding sentence was $531.2 million, or approximately $37.33 per share. The deficit in net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its liabilities divided by the number of shares of Common Stock outstanding. When broadcasting properties are acquired, it is not unusual for a significant portion of the purchase price to be allocated to intangible assets, because the purchase price of broadcasting properties is typically determined by factors such as strength of market area, cash flow and the potential for profit improvement.

  The following table illustrates this pro forma dilution in net tangible book value per share to new investors at June 30, 1996:

Public offering price................................                  $32.50
  Historical deficit in net tangible book value per
   share at June 30, 1996............................         $(27.59)
  Increase in deficit in net tangible book value per
   share as a result of the following transactions,
   specifically excluding the Offerings:
    KCAL Acquisition ................................ (32.17)
    Amendment........................................  (1.15)
                                                      ------
                                                               (33.32)
                                                              -------
                                                               (60.91)
  Increase in net tangible book value per share at-
   tributable to
   new investors.....................................           24.16
  ABC Warrant Repurchase.............................            (.58)
                                                              -------
Pro forma deficit in net tangible book value per
 share after all elements included in the "Unaudited
 Pro Forma Consolidated Balance Sheet" appearing un-
 der the caption "Pro Forma Consolidated Financial
 Data"...............................................                  (37.33)
                                                                       ------
Dilution per share to new investors..................                  $69.83
                                                                       ======

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma consolidated balance sheet of the Company as of June 30, 1996 is based on the historical consolidated balance sheet of the Company, and is presented as if the Offerings, the ABC Repurchase and the KCAL Acquisition (and anticipated related borrowings and annualized net expense reductions) had occurred on June 30, 1996. The unaudited pro forma consolidated balance sheet gives effect to the KCAL Acquisition under the purchase method of accounting and is based upon a preliminary allocation of the purchase price and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma consolidated balance sheet should be read in conjunction with the Company's Consolidated Financial Statements and the financial statements of KCAL appearing elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the consolidated financial position that would have been reported had such events actually occurred on the date specified, nor is it indicative of the Company's future consolidated financial position.

  The unaudited pro forma consolidated statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996 are based on the historical consolidated financial statements of the Company and the financial statements of each of KCAL, the Quad Cities Station and KELO, and are presented as if the Offerings, the ABC Repurchase, the KCAL, Quad Cities and KELO Acquisitions (and actual and anticipated related borrowings and annualized net expense reductions), the January 1996 Notes Offering, the June 1995 Notes Offering and the New WTVO Affiliation Agreement had occurred on the first day of the respective periods. The unaudited pro forma consolidated statements of operations give effect to the KCAL, Quad Cities and KELO Acquisitions under the purchase method of accounting and are based upon a preliminary allocation of the purchase price and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma consolidated statements of operations should be read in conjunction with the Company's consolidated financial statements and the financial statements of each of KCAL, the Quad Cities Station and KELO appearing elsewhere in this Prospectus. The pro forma information is not necessarily indicative of the results of consolidated operations that would have been reported had such events actually occurred on the date specified, nor is it indicative of the Company's consolidated future results.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

                             YOUNG                                    PRO FORMA
                          BROADCASTING    KCAL                           AT
                          AT JUNE 30,  AT JUNE 30,                    JUNE 30,
                            1996(1)       1996     ADJUSTMENTS(1)       1996
                          ------------ ----------- --------------     ---------
                                       (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equiva-
  lents.................   $   7,934    $ 23,763      $(27,560)       $   4,137
 Trade accounts
  receivable less
  allowance for doubtful
  accounts..............      31,163      25,458        (8,458)          48,163
 Program license rights,
  current...............       3,775      11,218           125           15,118
 Prepaid expenses.......       1,775         306          (306)           1,775
 Deferred income taxes..                   6,003        (6,003)
                           ---------    --------      --------        ---------
    Total current as-
     sets...............      44,647      66,748       (42,202)          69,193
Net property and
 equipment..............      91,162      13,047        47,753          151,962
Program license rights,
 noncurrent.............       2,352       3,657                          6,009
Other noncurrent assets.       1,862                                      1,862
Intangible assets, net
 of accumulated
 amortization...........     246,625     216,403       120,797          583,825
Deferred financing
 costs, net of
 accumulated
 amortization...........      13,636                    12,000 (2)       25,636
                           ---------    --------      --------        ---------
    Total assets........   $ 400,284    $299,855      $138,348        $ 838,487
                           =========    ========      ========        =========
LIABILITIES AND STOCK-
 HOLDERS' EQUITY (DEFI-
 CIT)
Current liabilities:
 Trade accounts payable.   $   5,125    $  4,094      $ (4,094)       $   5,125
 Accrued expenses and
  other liabilities.....       4,023                                      4,023
 Accrued interest.......      12,168                                     12,168
 Program license liabil-
  ities, current........       3,809      20,988       (12,460)          12,337
 Long-term debt, cur-
  rent..................         962                                        962
 Capital lease obliga-
  tions, current........          40                                         40
                           ---------    --------      --------        ---------
    Total current lia-
     bilities...........      26,127      25,082       (16,554)          34,655
Program license liabili-
 ties, noncurrent.......       2,244       6,472                          8,716
Long-term debt,
 noncurrent.............      27,714                   286,039 (2)      313,753
Midcontinent seller
 note...................       3,000                                      3,000
9% Senior Subordinated
 Notes due 2006.........     125,000                                    125,000
10 1/8% Senior Subordi-
 nated Notes due 2005...     125,000                                    125,000
11 3/4% Senior Subordi-
 nated Notes due 2004...     120,000                                    120,000
Capital lease obliga-
 tions, noncurrent......          71                                         71
Deferred income taxes...                   6,362        23,638(3)        30,000
                           ---------    --------      --------        ---------
    Total liabilities...   $ 429,156    $ 37,916      $293,123        $ 760,195
                           ---------    --------      --------        ---------
Stockholders' equity
 (deficit):
Common stock............          10                         4 (2)(4)        14
Additional paid-in capi-
 tal....................     126,185                   107,160 (2)(4)   233,345
Accumulated deficit.....    (155,067)                                  (155,067)
KCAL net equity.........                 261,939      (261,939)
                           ---------    --------      --------        ---------
    Total stockholders'
     equity (deficit)...     (28,872)    261,939      (154,775)          78,292
                           ---------    --------      --------        ---------
    Total liabilities
     and stockholders'
     equity (deficit)...    $400,284    $299,855      $138,348        $ 838,487
                           =========    ========      ========        =========

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(1) To record the purchase of KCAL, the Company has preliminarily allocated the purchase price to the tangible assets and liabilities based upon estimates of fair market value at June 30, 1996. The KCAL Acquisition purchase price of $385.0 million (exclusive of financing costs) includes approximately $337.2 million of intangible assets. The excess of the purchase price over amounts allocated to the tangible assets and liabilities will be amortized on a straight-line basis over periods ranging from 2 to 40 years. Final allocations are not expected to be materially different from the preliminary allocations.
(2) To record the Offerings, the borrowing under the Senior Credit Facility, and the deferred financing costs.
(3) To record the deferred tax liability in connection with the difference between amounts recorded for financial reporting and tax purposes.
(4)  To record the ABC Repurchase.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995

                       YOUNG     QUAD CITIES                                           KCAL
                   BROADCASTING    STATION    MIDCONTINENT                             YEAR                        PRO FORMA
                    YEAR ENDED    YEAR ENDED   YEAR ENDED                              ENDED                       YEAR ENDED
                   DECEMBER  31, DECEMBER 31, NOVEMBER 30,  COMBINING              SEPTEMBER 30,    KCAL          DECEMBER 31,
                       1995          1995         1995     ADJUSTMENTS   SUBTOTAL      1995      ADJUSTMENTS          1995
                   ------------- ------------ ------------ -----------   --------  ------------- -----------      ------------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Data:
 Gross revenues..   $   143,555    $15,037      $12,607      $   665(1)  $171,864    $130,916      $(3,815)(7)    $   298,965
 Less commis-
 sions...........        21,025      1,792        1,466                    24,283      16,926         (572)(7)         40,637
                    -----------    -------      -------      -------     --------    --------      -------        -----------
Net revenues.....       122,530     13,245       11,141          665      147,581     113,990       (3,243)           258,328
                    -----------    -------      -------      -------     --------    --------      -------        -----------
Operating ex-
penses...........        28,034      3,310        4,203       (1,581)(2)   33,966      41,903      (12,104)(8)         63,765
Amortization of
program license
rights...........         6,418      1,326          301         (547)(2)    7,498      35,771      (13,262)(7)(8)      30,007
Selling, general
and
administrative
expenses.........        23,580      3,893        2,474       (1,039)(2)   28,908      23,828         (865)(8)         51,871
Depreciation and
amortization.....        24,572      3,172        1,006        1,793 (3)   30,543      10,862        9,509 (9)         50,914
Corporate over-
head.............         3,348        374                      (374)(4)    3,348       1,201         (901)(10)         3,648
Non-cash
compensation.....         1,167                                             1,167                                       1,167
                    -----------    -------      -------      -------     --------    --------      -------        -----------
Total operating
expenses.........        87,119     12,075        7,984       (1,748)     105,430     113,565      (17,623)           201,372
                    -----------    -------      -------      -------     --------    --------      -------        -----------
Operating income.        35,411      1,170        3,157        2,413       42,151         425       14,380             56,956
 Interest ex-
 pense...........        32,644                                9,592(5)    42,236                   22,168 (11)        64,404
 Other expenses
 (income)........           233        (15)        (187)                       31                                          31
                    -----------    -------      -------      -------     --------    --------      -------        -----------
(Loss) income
before provision
for income taxes
and before
extraordinary
item.............         2,534      1,185        3,344       (7,179)        (116)        425       (7,788)            (7,479)
Provision for in-
come taxes.......                                 1,108       (1,108)(6)
                    -----------    -------      -------      -------     --------    --------      -------        -----------
(Loss) income
after provision
for income taxes
and before
extraordinary
item.............   $     2,534    $ 1,185      $ 2,236      $(6,071)    $   (116)   $    425      $(7,788)       $    (7,479)
                    ===========    =======      =======      =======     ========    ========      =======        ===========
(Loss) income
after provision
for income taxes
and before
extraordinary
item, per common
share(12)........   $       .23                                                                                   $      (.50)
                    ===========                                                                                   ===========
Weighted average
shares
outstanding......    11,071,154                                                                                    14,821,154
                    ===========                                                                                   ===========

                                                  (Footnotes begin on next page)

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations

                                   NOTES TO
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

 (1) Reflects increased network compensation resulting from the new WTVO, KWQC and KELO affiliation agreements.

 (2) Reflects $1.8 million and $1.4 million of anticipated cost savings related to the excess personnel, programming and other costs to be eliminated prospectively in connection with the Quad Cities and KELO Acquisitions, respectively.

 (3) Reflects the amortization of intangibles associated with the Quad Cities and KELO Acquisitions over a 40 year period and net increased annual depreciation resulting from the newly acquired property and equipment depreciated over a new estimated useful life. In addition, reflects the amortization expense of the new debt financing costs related to the January 1996 Notes Offering, the June 1995 Notes Offering and the Senior Credit Facility as amended and restated pursuant to the Amendment. Furthermore, reflects the elimination of amortization of deferred financing costs in connection with the Senior Credit Facility as amended and restated pursuant to the Amendment.

 (4) Eliminates the Quad Cities Station management fee.

 (5) Reflects interest expense on a portion of the January 1996 Notes Offering and a portion of the Senior Credit Facility related to the Quad Cities and KELO Acquisitions.

 (6) Eliminates the KELO tax provision due to the Company's pro forma loss for the year.

 (7) Reflects the net revenue adjustment of $3.2 million and program amortization adjustment of $6.9 million for seven sitcom programs the liabilities for which are not being assumed by the Company in connection with the KCAL Acquisition. Replacement programs are assumed to be revenue neutral (revenue equals program costs).

 (8) Reflects $19.4 million of anticipated cost savings related to excess personnel, programming and other costs to be eliminated prospectively in connection with the purchase of KCAL.

 (9) Reflects the amortization of intangibles associated with the KCAL Acquisition over periods ranging from 2 to 40 years and increased annual depreciation resulting from the newly acquired property and equipment depreciated over new estimated useful lives. In addition, reflects the amortization expense of the new debt financing costs related to the Offerings.

(10) Eliminates the KCAL management fee of $1.2 million. Reflects additional corporate overhead of $300,000 in connection with the purchase of KCAL.

(11) Represents the drawdown of approximately $286.0 million from the Senior Credit Facility at the assumed rate of 7.75%.

(12) The computation of earnings per common and common equivalent share is based on the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the net effect of common shares contingently issuable, primarily from stock options and exercise of warrants.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1995

                                          QUAD
                             YOUNG       CITIES
                          BROADCASTING  STATION     MID-                              KCAL                      PRO FORMA
                              SIX         SIX    CONTINENT                            SIX                          SIX
                             MONTHS      MONTHS  SIX MONTHS                          MONTHS                      MONTHS
                             ENDED       ENDED     ENDED                             ENDED                        ENDED
                            JUNE 30,    JUNE 25,  JUNE 30,   COMBINING              JUNE 30,     KCAL           JUNE 30,
                              1995        1995      1995    ADJUSTMENTS   SUBTOTAL    1995    ADJUSTMENTS         1995
                          ------------  -------- ---------- -----------   --------  --------  -----------      -----------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Data:
 Gross revenues.........  $    69,468    $7,411    $6,166     $   400 (1) $83,445   $63,540     $(1,093)(7)    $   145,892
 Less commissions.......       10,124       887       740                  11,751     8,182        (164)(7)         19,769
                          -----------    ------    ------     -------     -------   -------     -------        -----------
Net revenues............       59,344     6,524     5,426         400      71,694    55,358        (929)           126,123
                          -----------    ------    ------     -------     -------   -------     -------        -----------
Operating expenses......       13,790     1,605     2,321        (791)(2)  16,925    22,673      (6,052)(8)         33,546
Amortization of program
license rights..........        3,072       644       156        (274)(2)   3,598    17,218      (4,812)(7)(8)      16,004
Selling, general and
administrative expenses.       11,798     1,961     1,028        (519)(2)  14,268     9,844        (433)(7)         23,679
Depreciation and amorti-
zation..................       12,450     1,757       531         832 (3)  15,570     5,410       5,347 (9)         26,327
Corporate overhead......        1,566       186                  (186)(4)   1,566       511        (361)(10)         1,716
Non-cash compensation...          438                                         438                                      438
                          -----------    ------    ------     -------     -------   -------     -------        -----------
Total operating ex-
penses..................       43,114     6,153     4,036        (938)     52,365    55,656      (6,311)           101,710
                          -----------    ------    ------     -------     -------   -------     -------        -----------
Operating income........       16,230       371     1,390       1,338      19,329      (298)      5,382             24,413
 Interest expense.......       16,070                           5,047 (5)  21,117                11,084 (11)        32,201
 Other expenses
 (income)...............        (124)        (6)      (53)                   (183)                                    (183)
                          -----------    ------    ------     -------     -------   -------     -------        -----------
(Loss) income after
provision for income
taxes and before
extraordinary item......  $       284    $  377    $1,443     $(3,709)    $(1,605)  $  (298)    $(5,702)       $    (7,605)
                          ===========    ======    ======     =======     =======   =======     =======        ===========
(Loss) income after
provision for income
taxes and before
extraordinary item, per
common share(12)........  $     (0.03)                                                                         $     (0.52)
                          ===========                                                                          ===========
Shares used in earnings
per share calculation:..   10,899,255                                                                           14,649,255
                          ===========                                                                          ===========

                                                  (Footnotes begin on next page)

     See Notes to Unaudited Pro Forma Consolidated Statement of Operations

                                   NOTES TO
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED JUNE 30, 1995

 (1) Reflects increased network compensation resulting from the new WTVO, KWQC and KELO affiliation agreements.

 (2) Reflects $887,000 and $697,000 of anticipated cost savings related to excess personnel, programming and other costs to be eliminated prospectively in connection with the Quad Cities and KELO Acquisitions, respectively.

 (3) Reflects the amortization of intangibles associated with the Quad Cities and KELO Acquisitions over a 40 year period and net increased annual depreciation resulting from the newly acquired property and equipment depreciated over a new estimated useful life. In addition, reflects the amortization expense of the new debt financing costs related to the January 1996 Notes Offering, the June 1995 Notes Offering and the Senior Credit Facility as amended and restated pursuant to the Amendment. Furthermore, reflects the elimination of deferred financing costs in connection with the Senior Credit Facility as amended and restated pursuant to the Amendment.

 (4) Eliminates the Quad Cities Station management fee.

 (5) Reflects interest expense on a portion of the January 1996 Notes and a portion of the Senior Credit Facility related to the Quad Cities and KELO Acquisitions.

 (6) Eliminates the KELO tax provision due to the Company's pro forma loss for the period.

 (7) Reflects the net revenue adjustment of $929,000 and program amortization adjustment of $1.6 million for seven sitcom programs the liabilities for which are not being assumed by the Company in connection with the KCAL Acquisition. Replacement programs are assumed to be revenue neutral (revenue equals program costs).

 (8) Reflects $9.7 million of anticipated cost savings related to excess personnel, programming and other costs to be eliminated prospectively in connection with the purchase of KCAL.

 (9) Reflects the amortization of intangibles associated with the KCAL Acquisition over periods ranging from 2 to 40 years and increased annual depreciation resulting from the newly acquired property and equipment depreciated over new estimated useful lives. In addition, reflects the amortization expense of the new debt financing costs related to the Offerings.

(10) Eliminates the KCAL management fee of $511,000. Reflects additional corporate overhead of $150,000 in connection with the purchase of KCAL.

(11) Represents the drawdown of approximately $286.0 million from the Senior Credit Facility at the assumed rate of 7.75%.

(12) The computation of earnings per common and common equivalent share is based on the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the net effect of common shares contingently issuable, primarily from stock options and exercise of warrants.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30,1996

                                          QUAD
                             YOUNG       CITIES     MID-
                          BROADCASTING   STATION  CONTINENT                           KCAL                     PRO FORMA
                              SIX         3.5       FIVE                              SIX                         SIX
                             MONTHS      MONTHS    MONTHS                            MONTHS                     MONTHS
                             ENDED        ENDED     ENDED                            ENDED                       ENDED
                           JUNE  30,    APRIL 15,  MAY 31,   COMBINING              JUNE 30,    KCAL           JUNE 30,
                              1996        1996      1996    ADJUSTMENTS   SUBTOTAL    1996   ADJUSTMENTS         1996
                          ------------  --------- --------- -----------   --------  -------- -----------      -----------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Operating Data:
 Gross revenues.........  $    74,604    $4,606    $5,670     $   179 (1) $ 85,059  $72,563    $  (698)(8)    $   156,924
 Less commissions.......       10,845       598       670                   12,113    9,628       (109)(8)         21,632
                          -----------    ------    ------     -------     --------  -------    -------        -----------
Net revenues............       63,759     4,008     5,000         179       72,946   62,935       (589)           135,292
                          -----------    ------    ------     -------     --------  -------    -------        -----------
Operating expenses......       14,544       936     1,923        (565)(2)   16,838   22,836     (6,809)(9)         32,865
Amortization of program
rights..................        3,635       367        98        (173)(2)    3,927   18,444     (4,220)(8)(9)      18,151
Selling, general and
administrative expenses.       12,882     1,129       819        (360)(2)   14,470   10,101       (642)(9)         23,929
Depreciation and amorti-
zation..................       13,073       879       350       1,074 (3)   15,376    5,058      5,698 (10)        26,132
Corporate overhead......        2,171       101                  (101)(4)    2,171      831       (681)(11)         2,321
Non-cash compensation
paid in Common Stock....           15                                           15                                     15
                          -----------    ------    ------     -------     --------  -------    -------        -----------
Total operating ex-
penses..................       46,320     3,412     3,190        (125)      52,797   57,270     (6,654)           103,413
                          -----------    ------    ------     -------     --------  -------    -------        -----------
Operating income........       17,439       596     1,810         304       20,149    5,665      6,065             31,879
 Interest expense.......       19,742                           1,375 (5)   21,117              11,084 (12)        32,201
 Other expenses
 (income)...............         (842)       (6)      (23)      1,226 (6)      355                                    355
                          -----------    ------    ------     -------     --------  -------    -------        -----------
(Loss) income before
provision for income
taxes and before
extraordinary item......       (1,461)      602     1,833      (2,297)      (1,323)   5,665     (5,019)              (677)
Provision for income
taxes...................                                                                359       (359)(7)
                          -----------    ------    ------     -------     --------  -------    -------        -----------
(Loss) income after
provision for income
taxes and extraordinary
item....................  $    (1,461)   $  602    $1,833     $(2,297)    $(1,323)  $ 5,306    $(4,660)       $      (677)
                          ===========    ======    ======     =======     ========  =======    =======        ===========
(Loss) income after
provision for income
taxes and before
extraordinary item, per
common share (13).......  $     (0.14)                                                                        $     (0.05)
                          ===========                                                                         ===========
Shares used in earnings
per share calculation...   10,480,357                                                                          14,230,357
                          ===========                                                                         ===========

                                                  (Footnotes begin on next page)


     See Notes to Unaudited Pro Forma Consolidated Statement of Operations

                                   NOTES TO
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED JUNE 30, 1996

 (1) Reflects increased network compensation resulting from the new KWQC and KELO affiliation agreements.

 (2) Reflects $517,000 and $581,000 of anticipated cost savings related to excess personnel, programming and other costs to be eliminated prospectively in connection with the Quad Cities and KELO Acquisitions, respectively.

 (3) Reflects the amortization of intangibles associated with the Quad Cities and KELO Acquisitions over a 40 year period and net increased annual depreciation resulting from the newly acquired property and equipment depreciated over a new estimated useful life. In addition, reflects the amortization expense of the new debt financing costs related to the January 1996 Notes Offering, the June 1995 Notes Offering and the Senior Credit Facility as amended and restated pursuant to the Amendment. Furthermore, reflects the elimination of deferred financing costs in connection with the Senior Credit Facility as amended and restated pursuant to the Amendment.

 (4) Eliminates the Quad Cities Station management fee.

 (5) Reflects interest expense on a portion of the January 1996 Notes and a portion of the Senior Credit Facility related to the Quad Cities and KELO Acquisitions.

 (6) Eliminates interest income related to the Company's January 1996 Notes Offering.

 (7) Eliminates the KCAL tax provision due to the Company's pro forma loss for the period.

 (8) Reflects the net revenue adjustment of $589,000 and program amortization adjustment of $721,000 for seven sitcom programs the liabilities for which are not being assumed by the Company in connection with the KCAL Acquisition. Replacement programs are assumed to be revenue neutral (revenue equals program costs).

 (9) Reflects $11.0 million of anticipated cost savings related to excess personnel, programming and other costs to be eliminated prospectively in connection with the purchase of KCAL.

(10) Reflects the amortization of intangibles associated with the KCAL Acquisition over periods ranging from 2 to 40 years and increased annual depreciation resulting from the KCAL Acquisition purchase price to the newly acquired property and equipment depreciated over new estimated useful lives. Also reflects the amortization expense of the new debt financing costs related to the Offerings.

(11) Eliminates the KCAL management fee of $831,000. Reflects additional corporate overhead of $150,000 in connection with the purchase of KCAL.

(12) Represents the drawdown of approximately $286.0 million from the Senior Credit Facility at the assumed rate of 7.75%.

(13) The computation of earnings per common and common equivalent share is based on the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the net effect of common shares contingently issuable, primarily from stock options and exercise of warrants.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table presents selected consolidated financial data of the Company for the five years ended December 31, 1995 and the six months ended June 30, 1995 and 1996, which have been derived from the Company's audited and unaudited consolidated financial statements. The historical consolidated financial data of the Company for the six months ended June 30, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of management of the Company, have been prepared on the same basis as the audited consolidated financial statements and include all normal and recurring adjustments and accruals necessary for a fair presentation of such information.

  The information in this table should be read in conjunction with the Consolidated Financial Statements and the notes thereto, "Pro Forma Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Company has not paid dividends on its capital stock during any of the periods presented below.


                                                                                      SIX MONTHS
                                                                                         ENDED
                                      YEAR ENDED DECEMBER 31,                          JUNE 30,
                         ------------------------------------------------------  ----------------------
                                                                                      (UNAUDITED)
                           1991       1992       1993       1994        1995        1995        1996
                         ---------  ---------  ---------  ---------  ----------  ----------  ----------
                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net revenues (1)....... $  56,015  $  59,799  $  61,792  $  78,788  $  122,530  $   59,344  $   63,759
 Operating expenses,
  including selling,
  general and
  administrative
  expenses..............    26,734     28,066     28,460     33,800      51,614      25,588      27,426
 Amortization of program
  license rights........     4,197      3,516      3,969      4,400       6,418       3,072       3,635
 Depreciation and
  amortization..........    22,709     18,790     13,859     15,280      24,572      12,450      13,073
 Corporate overhead.....     1,327      1,325      1,350      2,052       3,348       1,566       2,171
 Non-cash compensation
  paid in Common Stock
  (2)...................       --         --         --       6,497       1,167         438          15
                         ---------  ---------  ---------  ---------  ----------  ----------  ----------
 Operating income.......     1,048      8,102     14,154     16,759      35,411      16,230      17,439
 Interest expense, net..    27,597     29,476     17,778     19,105      32,644      16,070      19,742
 Other expenses (income)
  (3)...................       350         75        141          3         233        (124)       (842)
                         ---------  ---------  ---------  ---------  ----------  ----------  ----------
 Income (loss) before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle.............   (26,899)   (21,449)    (3,765)    (2,349)      2,534         284      (1,461)
 Extraordinary loss on
  extinguishment of debt
  (4)...................       --      (7,452)       --      (6,027)     (9,125)     (9,125)        --
 Cumulative effect of
  change in accounting
  principle (5).........       --         --      (1,520)       --          --          --          --
                         ---------  ---------  ---------  ---------  ----------  ----------  ----------
 Net loss............... $ (26,899) $ (28,901) $  (5,285) $  (8,376) $   (6,591) $   (8,841) $   (1,461)
                         =========  =========  =========  =========  ==========  ==========  ==========
 Income (loss) per
  common share before
  extraordinary item and
  cumulative effect of
  change in accounting
  principle............. $  (12.04) $   (9.60) $   (3.82) $   (3.62) $     0.23  $     0.03  $    (0.14)
 Net loss per common
  share (6).............    (12.04)    (12.93)     (4.50)     (5.42)      (0.61)      (0.84)      (0.14)
 Weighted average shares
  outstanding........... 2,234,370  2,234,370  2,234,370  3,339,794  11,071,154  10,899,255  10,469,933
OTHER FINANCIAL DATA:
 Cash flow provided by
  operating activities.. $   5,228  $  13,449  $  13,562  $  23,597  $   32,416  $    7,595  $   18,186
 Payments for program
  license liabilities...     5,429      4,710      4,003      4,170       6,747       3,222       3,724
 Broadcast cash flow
  (7)...................    23,852     27,023     29,329     40,818      64,169      30,534      32,609
 Broadcast cash flow
  margin................      42.6%      45.2%      47.5%      51.8%       52.4%       51.5%       51.1%
 Operating cash flow
  (8)................... $  22,525  $  25,698  $  27,979  $  38,766  $   60,821  $   28,968  $   30,438
 Capital expenditures...       563        572        686      1,206       4,484       2,939       1,635
BALANCE SHEET DATA (AS
 OF END OF PERIOD):
 Cash and cash
  equivalents........... $   1,031  $     793  $   4,493  $   6,304  $    3,426  $    4,079  $    7,934
 Total assets...........   183,491    167,327    158,231    316,827     296,098     299,401     400,284
 Long-term debt
  (including current
  portion)..............   218,975    200,397    196,156    305,050     297,993     303,718     401,787
 Stockholders' deficit..   (50,824)   (46,401)   (51,686)   (11,654)    (25,544)    (19,607)    (28,872)

                                                 (Footnotes begin on next page)

(1) Net revenues are total revenues net of agency and national representation commissions.
(2) Represents non-cash charges for the issuance to key employees in 1994 of shares of Common Stock and in 1995 of shares of Common Stock and below-market options to purchase shares of Common Stock. See "Management."
(3) Includes approximately $1.2 million of interest income for the six months ended June 30, 1996.
(4) Extraordinary loss for the years ended December 31, 1992, 1994 and 1995 resulted from the early extinguishment of debt. See Note 6 to Notes to the Company's Consolidated Financial Statements.
(5) Cumulative effect of change in accounting principle for the year ended December 31, 1993 resulted from a change in accounting principle for amortization of program license rights. See Notes 2 and 4 to Notes to the Company's Consolidated Financial Statements.
(6) The computation of earnings per common and common equivalent share is based upon the weighted average number of common shares outstanding during the period plus (in periods in which they have a dilutive effect) the net effect of common shares contingently issuable, primarily from stock options and exercise of warrants.
(7) "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and corporate overhead, less payments for program license liabilities. The Company has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Consolidated Financial Statements, is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(8) "Operating cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), and non-cash compensation, less payments for program license liabilities. The Company has included operating cash flow data because such data are commonly used by investors to measure a company's ability to service debt and will be used in calculating the amount of additional indebtedness that the Company may incur in the future under the Indentures. Operating cash flow does not purport to represent cash provided by operating activities as reflected in the Consolidated Financial Statements, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The operating revenues of the Company's stations are derived primarily from advertising revenues and, to a much lesser extent, from compensation paid by the networks to the stations for broadcasting network programming. The stations' primary operating expenses are for employee compensation, news gathering, production, programming and promotion costs. A high proportion of the operating expenses of the stations are fixed.

  Advertising is sold for placement within and adjoining a station's network and locally originated programming. Advertising is sold in time increments and is priced primarily on the basis of a program's popularity among the specific audience an advertiser desires to reach, as measured principally by periodic audience surveys. In addition, advertising rates are affected by the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates are highest during the most desirable viewing hours, with corresponding reductions during other hours. The ratings of a local station affiliated with a national television network can be affected by ratings of network programming.

  Most advertising contracts are short-term, and generally run only for a few weeks. The Company estimates that approximately 54% of the annual gross revenue of the Company's stations is currently generated from local advertising, which is sold by a station's sales staff directly to local accounts, and the remainder of the advertising revenue primarily represents national advertising, which is sold by a national advertising sales representative. See "Certain Transactions." The stations generally pay commissions to advertising agencies on local, regional and national advertising, and, on national advertising, the stations also pay commissions to the national sales representative.

  The advertising revenues of the Company's stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. In addition, advertising revenues are generally higher during even numbered election years due to spending by political candidates, which spending typically is heaviest during the fourth quarter.

  "Broadcast cash flow" is defined as operating income before income taxes and interest expense, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and corporate overhead, less payments for program license liabilities. The Company has included broadcast cash flow data because such data are commonly used as a measure of performance for broadcast companies and are also used by investors to measure a company's ability to service debt. Broadcast cash flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Consolidated Financial Statements, is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

  The following table sets forth certain operating data for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996:

                                                                SIX MONTHS
                                   YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
                                           (DOLLARS IN THOUSANDS)
Operating Income.................. $14,154  $16,759  $35,411  $16,230  $17,439
Add:
 Amortization of program license
  rights..........................   3,969    4,400    6,418    3,072    3,635
 Depreciation and amortization....  13,859   15,280   24,572   12,450   13,073
 Corporate overhead...............   1,350    2,052    3,348    1,566    2,171
 Non-cash compensation paid in
  Common Stock....................     --     6,497    1,167      438       15
Less:
 Payments for program license
  liabilities.....................  (4,003)  (4,170)  (6,747)  (3,222)  (3,724)
                                   -------  -------  -------  -------  -------
Broadcast cash flow............... $29,329  $40,818  $64,169  $30,534  $32,609
                                   =======  =======  =======  =======  =======

TELEVISION REVENUES

  Set forth below are the principal types of television revenues received by the Company's stations for the periods indicated and the percentage contribution of each to the Company's total revenues, as well as agency and national sales representative commissions:

                                   YEAR ENDED DECEMBER 31,                    SIX MONTHS ENDED JUNE 30,
                         -------------------------------------------------  --------------------------------
                              1993             1994             1995             1995             1996
                         ---------------  ---------------  ---------------  ---------------  ---------------
                          AMOUNT     %     AMOUNT     %     AMOUNT     %     AMOUNT     %     AMOUNT     %
                         --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
                                                   (DOLLARS IN THOUSANDS)
Revenues
 Local.................. $ 41,333   57.3% $ 50,063   54.1% $ 77,980   54.3% $ 37,373   53.8% $ 40,437   54.2%
 National...............   26,142   36.2    32,327   35.0    51,546   35.9    25,307   36.4    25,523   34.2
 Network compensation...    3,321    4.6     4,564    4.9     9,873    6.9     5,048    7.3     5,529    7.4
 Political..............      379    0.5     4,546    4.9     1,835    1.3       295    0.4     1,461    2.0
 Production and other...      971    1.4       981    1.1     2,321    1.6     1,445    2.1     1,654    2.2
                         --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
  Total.................   72,146  100.0    92,481  100.0   143,555  100.0    69,468  100.0    74,604  100.0
Agency and sales
 representative
 commissions............  (10,354) (14.4)  (13,693) (14.8)  (21,025) (14.6)  (10,124) (14.6)  (10,845) (14.5)
                         --------  -----  --------  -----  --------  -----  --------  -----  --------  -----
Net revenues............ $ 61,792   85.6% $ 78,788   85.2% $122,530   85.4% $ 59,344   85.4% $ 63,759   85.5%
                         ========  =====  ========  =====  ========  =====  ========  =====  ========  =====

RESULTS OF OPERATIONS

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

  Net revenues for the six months ended June 30, 1996 were $63.8 million, an increase of $4.5 million, or 7.6%, compared to $59.3 million for the six months ended June 30, 1995, with the Quad Cities Station and KELO accounting for $3.7 million of such increase. Gross local revenue was up 1.3% and national revenue was down 3.7%, as compared to the same period in 1995 for the stations owned prior to the Quad Cities and KELO Acquisitions. Network compensation increased $481,000 for the six months ended June 30, 1996, of which $228,000 is attributable to the acquired stations and $212,000 is attributable to the New WTVO Affiliation Agreement.

  Operating expenses, including selling and general administrative expenses, were $27.4 million for the six months ended June 30, 1996, compared to $25.6 million for the six months ended June 30, 1995, an increase of $1.8 million, or 7.0%, with the Quad Cities Station and KELO accounting for all of such increase.

  Amortization of program license rights for the six months ended June 30, 1996 was $3.6 million, compared to $3.1 million for the six months ended June 30, 1995, an increase of $563,000, or 18.3%. Amortization of program license rights at the Quad Cities Station and KELO was $154,000.

  Depreciation of property and equipment and amortization of intangible assets was $13.1 million for the six months ended June 30, 1996, compared to $12.4 million for the six months ended June 30, 1995, an increase of $623,000, or 5.0%. This increase principally resulted from the depreciation and amortization at the Quad Cities Station and KELO, which amounted to $647,000.

  The Company made payments for program license liabilities of $3.7 million during the six months ended June 30, 1996, compared with payments of $3.2 million during the six months ended June 30, 1995, an increase of $502,000. Program license payments related to the Quad Cities Station and KELO were $216,000.

  Corporate overhead was $2.2 million for the six months ended June 30, 1996, compared to $1.6 million for the period ended June 30, 1995, an increase of $605,000. This increase is due to additional personnel expense as a result of the new acquisitions.

  Interest income for the six months ended June 30, 1996 was $1.3 million, compared to $216,000 for the same period in 1995, an increase of $1.1 million. This increase is primarily attributable to the higher cash levels resulting from the January 1996 Notes. Approximately $71.9 million of the net proceeds thereof remained after the repayment of approximately $50.0 million under the Senior Credit Facility, which was invested in low risk commercial paper until it was used to finance, in part, the Quad Cities and KELO Acquisitions.

  Interest expense was $19.7 million for the six months ended June 30, 1996, compared to $16.1 million for the same period in the prior year, an increase of $3.6 million, or 22.4%. The increase in interest expense is due to the Company's higher debt level following the January 1996 Notes Offering.

  The Company had a $25.0 million interest rate swap agreement which expired on April 18, 1996. The net interest expense resulting from this swap agreement amounted to $315,000 for the six months ended June 30, 1996, compared to $459,000 for the six months ended June 30, 1995. At June 30, 1996, fixed rate debt was $373 million, or 92.9%, of the Company's total debt.

  In June 1995, the Company incurred a $9.1 million extraordinary loss on the extinguishment of debt. This loss was related to the partial repayment and the amendment of the Senior Credit Facility in connection with the June 1995 Notes Offering.

  As a result of the factors discussed above, the net loss to the Company was $1.5 million for the six months ended June 30, 1996, compared with a net loss of $8.8 million for the same period in 1995. Loss before the extraordinary item referred to above was $284,000 for the six months ended June 30, 1995.

  Broadcast cash flow was $32.6 million for the six months ended June 30, 1996, compared to $30.5 million for the same period in 1995, an increase of $2.1 million, or 6.9%, of which approximately $1.9 million was generated by the Quad Cities Station and KELO. As a result, the broadcast cash flow margin (broadcast cash flow divided by net revenues) was 51.1% for the six months ended June 30, 1996, compared to 51.5% for the same period in 1995.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  The following historical financial information include the results of the stations acquired from Nationwide for the last 47 days of 1994, the period of 1994 following the Nationwide Acquisition, and for the entire year of 1995.

  Net revenues for the year ended December 31, 1995 were $122.5 million, an increase of $43.7 million, or 55.5%, compared to $78.8 million for the year ended December 31, 1994, with the acquired stations accounting for $39.1 million of such increase. Improvement in both the national and various local market economies led to an increase in the Company's national and local revenue of 7.2% and 7.5%, respectively, for the stations owned prior to the Nationwide Acquisition. Political revenue for the year ended December 31, 1995 was $1.8 million, compared to $4.5 million for the year ended December 31, 1994, a decrease of $2.7 million. The decrease was due to the fact that 1995 was not a congressional election year and in 1994 the stations benefited from several governor and local legislative elections. Network compensation in 1995 increased $5.3 million, or 116.3%, with $3.0 million attributable to the acquired stations and $2.3 million due to the new network compensation arrangements (including the New WTVO Affiliation Agreement), at the stations owned prior to the Nationwide Acquisition.

  Operating expenses, including selling, general and administrative expenses, for the year ended December 31, 1995 were $51.6 million, compared to $33.8 million for the year ended December 31, 1994, an increase of $17.8 million, or 52.7%. Operating expenses at the acquired stations were $16.8 million, and the remaining increase was primarily attributable to higher local sales commissions resulting from higher sales volume.

  Amortization of program license rights for the year ended December 31, 1995 was $6.4 million, compared to $4.4 million for the year ended December 31, 1994, an increase of $2.0 million, or 45.5%, with the acquired stations accounting for principally all of such increase.

  Depreciation of property and equipment and amortization of intangible assets was $24.6 million for the year ended December 31, 1995, compared with $15.3 million for the comparable period in 1994, an increase of $9.3 million, or 60.8%. The increase results from depreciation and amortization at the acquired stations of $8.5 million, and the remaining increase was primarily attributable to increased capital expenditures in 1995.

  The Company made payments for program license liabilities of $6.7 million during the year ended December 31, 1995, compared to $4.2 million for the year ended December 31, 1994, an increase of $2.5 million, or 59.5%. Payments associated with the acquired stations were $2.6 million.

  Corporate overhead for the year ended December 31, 1995 was $3.3 million, compared to $2.1 million for the comparable period in 1994, an increase of $1.2 million, or 57.1%. This was the result of additional personnel and administrative costs associated with being a public company.

  Non-cash compensation paid in Common Stock for the year ended December 31, 1995 was $1.2 million consisting of below-market options and a contribution to the 401(k) plan, compared to $6.5 million for the year ended December 31, 1994 consisting of stock grants and a contribution to the 401(k) plan.

  Net interest expense for the year ended December 31, 1995 was $32.6 million, compared with $19.1 million for the comparable period in 1994, an increase of $13.5 million, or 70.7%. The increase is primarily attributable to the Company's higher debt level following the Financing Plan and the June 1995 Notes Offering.

  At December 31, 1995, the Company held a $25.0 million interest rate swap agreement which expired on April 18, 1996. The interest expense resulting from this swap agreement amounted to $952,000 in 1995, and the interest expense resulting from this and other swap agreements amounted to $1.4 million in 1994. This interest rate swap agreement was the only derivative instrument held by the Company at December 31, 1995. The Senior Credit Facility no longer requires the Company to enter into interest rate swap agreements for the purpose of interest rate protection. At December 31, 1995, fixed rate debt and interest rate swap agreements comprised $270.0 million, or 90.6%, of the Company's total debt.

  In June 1995, the Company incurred an approximately $9.1 million extraordinary loss on the extinguishment of debt. This loss was related to the partial repayment and the amendment of the Senior Credit Facility in connection with the June 1995 Notes Offering.

  As a result of the factors discussed above, including the non-recurring extraordinary loss referred to above, the net loss for the Company was $6.6 million for the year ended December 31, 1995, compared with a net loss of $8.4 million for the year ended December 31, 1994, a decrease of $1.8 million.

  Broadcast cash flow was $64.2 million for the year ended December 31, 1995, compared to $40.8 million for the year ended December 31, 1994, an increase of $23.4 million, or 57.4%. Broadcast cash flow margins (broadcast cash flow divided by net revenues) improved to 52.4% for the year ended December 31, 1995, compared to 51.8% for the same period in 1994. The increase in broadcast cash flow was a direct result of revenue growth and continued expense controls. Approximately $20.1 million of the increase is attributable to the acquired stations.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

  The following historical financial information include the results of the stations acquired from Nationwide for the last 47 days of 1994, the period of 1994 following the Nationwide Acquisition.

  Net revenues for the year ended December 31, 1994 were $78.8 million, an increase of $17.0 million, or 27.5%, compared to $61.8 million for the year ended December 31, 1993, with the acquired stations accounting for $5.6 million of such revenues. Improvement in both the national and various local market economies led to an increase in the Company's national and local revenue of 12.1% and 14.2%, respectively, for the stations owned prior to the Nationwide Acquisition. Political revenue for the year ended December 31, 1994 was $4.5 million, compared to $379,000 for the year ended December 31, 1993. Political revenues were particularly strong during the fourth quarter, accounting for approximately 54% of total political revenues, because of the elections taking place during the quarter. Total political revenues for the Company's stations including the stations acquired from Nationwide, on a combined basis, was $6.6 million in 1994, compared to $1.0 million in 1993, an increase of $5.6 million. Network compensation in 1994 increased $1.2 million, or 37.5%, with $393,000 of such increase attributable to the acquired stations and $832,000 due to the new network compensation arrangements and other adjustments at the stations owned prior to the Nationwide Acquisition.

  Operating expenses, including selling, general and administrative expenses, for the year ended December 31, 1994 were $33.8 million, compared to $28.5 million for the year ended December 31, 1993, an increase of $5.3 million, or 18.6%. Operating expenses at the acquired stations were $2.5 million, and the remaining increase was primarily attributable to higher local sales commissions resulting from higher sales volume and the addition of an early morning news show at one of the Company's stations.

  Amortization of program license rights for the year ended December 31, 1994 was $4.4 million, compared to $4.0 million for the year ended December 31, 1993, an increase of $400,000, or 10%. Amortization of program license rights at the acquired stations was $285,000.

  Depreciation of property and equipment and amortization of intangible assets was $15.3 million for the year ended December 31, 1994, compared with $13.9 million for the comparable period in 1993, an increase of $1.4 million, or 10.1%. The increase results from depreciation and amortization at the acquired stations of $1.2 million, partially offset by the completion of the depreciation and amortization of certain items arising from the acquisition of two stations in 1988.

  The Company made payments for program license liabilities of $4.2 million during the year ended December 31, 1994, compared to $4.0 million for the year ended December 31, 1993, an increase of $200,000, or 5%. Payments associated with the acquired stations were $205,000.

  Corporate overhead for the year ended December 31, 1994 was $2.1 million, compared to $1.4 million for the comparable period in 1993, an increase of $702,000, or 50%. This increase was the result of additional personnel costs in 1994.

  Non-cash compensation paid in Common Stock for the year ended December 31, 1994 was $6.5 million, compared to zero for the year ended December 31, 1993. This amount represents non-cash charges for the issuance in 1994 of shares of Common Stock to key employees.

  Net interest expense for the year ended December 31, 1994 was $19.1 million, compared with $17.8 million for the comparable period in 1993, an increase of $1.3 million, or 7.3%. The increase is primarily attributable to the Company's higher debt level following the Financing Plan. Partially offsetting this increase was a decrease arising from the expiration in April 1994 of an unfavorable $25.0 million interest rate swap agreement required under the Old Credit Facility. Interest expense recognized in relation to this agreement was $1.6 million in 1993 and $500,000 in 1994.

  At December 31, 1994, the Company held a $25.0 million interest rate swap agreement which expired on April 18, 1996. The interest expense resulting from this swap agreement amounted to $1.6 million in 1993 and $1.4 million in 1994. This interest rate swap agreement was the only derivative instrument held by the Company at December 31, 1994. At December 31, 1994, fixed rate debt and interest rate swap agreements comprised $145 million, or 47.5%, of the Company's total debt.

  Under the Financing Plan, in November 1994 the Company repaid all of its then existing outstanding debt. Deferred charges of $2.7 million relating to the Old Credit Facility were written off as part of an extraordinary loss on early extinguishment of debt. In addition, $3.3 million of call premiums paid to the holders of the Company's subordinated debt, which was repaid in connection with the Financing Plan, were also included in this extraordinary item.

  As a result of the factors discussed above, the net loss for the Company was $8.4 million for the year ended December 31, 1994, compared with $5.3 million for the same period in 1993, an increase of $3.1 million. The 1994 net loss includes the extraordinary non-recurring losses of $6.0 million, as described above.

  Broadcast cash flow for the year ended December 31, 1994 was $40.8 million, compared with $29.3 million for the year ended December 31, 1993, an increase of $11.5 million, or 39.2%. As a result, broadcast cash flow margins (broadcast cash flow divided by net revenues) for the year ended December 31, 1994 increased to 51.8% from 47.5% for the same period in 1993. The increase in broadcast cash flow was a direct result of revenue growth and continued expense controls. Furthermore, approximately $2.8 million of broadcast cash flow in 1994 was generated by the stations acquired from Nationwide.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of liquidity are cash flow from operations and funds available under the Senior Credit Facility.

  The Company's senior credit facility (the "Senior Credit Facility") currently provides for borrowings of up to an aggregate of $80.0 million in the form of a revolving facility which matures on December 31, 2000. The Company is permitted to borrow at any time up to $65.0 million of such $80.0 million for acquisitions meeting certain criteria which are approved by a majority of the lenders under the Senior Credit Facility. Undrawn amounts under such facility are available to the Company for working capital requirements and general corporate purposes. As of June 30, 1996, there was $25.4 million outstanding under the Senior Credit Facility.

  The Company has entered into a commitment letter with certain of its existing lenders pursuant to which the Senior Credit Facility will be amended and restated (the "Amendment") to provide the Company with the ability to borrow up to $500.0 million in the form of (i) a seven year reducing revolving credit facility in the amount of $200.0 million (the "Revolver Facility") and
(ii) a seven year amortizing term loan facility in the amount of $300.0 million (the "Term Facility").

  The Company will use $286.0 million of availability under the Term Facility, the net proceeds of the Offerings ($162.0 million) and $3.8 million of its existing cash balances to finance the KCAL Acquisition (having an expected purchase price of approximately $368.0 million, plus an estimated $17.0 million for working capital) and the ABC Repurchase (having an estimated purchase price of $54.8 million) and to pay approximately $12.0 million of related fees and expenses. Until the net proceeds from the sale of the Class A Common Stock offered hereby remaining after the ABC Repurchase are applied toward the financing of the KCAL Acquisition, the Company expects to use approximately $20.0 million of such net proceeds to repay in full the outstanding principal indebtedness and accrued interest, determined as of September 30, 1996, under the Senior Credit Facility. Pending its use, the remaining net proceeds of approximately $87.2 million will be placed in an interest-bearing bank account or invested in United States government securities or other interest-bearing investment grade securities.

  The Revolver Facility will have a $185.0 million sublimit (the "Sublimit") for borrowings in connection with the acquisition of additional television stations (and businesses, if any, incidental thereto) pursuant to transactions which meet the following criteria: (i) each of the acquired stations will become a wholly-owned subsidiary of the Company and will become a part of the lenders' security package under the Senior Credit Facility, and (ii) the Company can demonstrate that after giving pro forma effect to each such acquisition (based upon assumptions, including identified cost savings, that the agents for the lenders find reasonable), the Company will be in compliance with all of the terms and conditions of the Senior Credit Facility and have a total debt/operating cash flow ratio of less than 6.0x.

  Pursuant to the Amendment, the Company will be prohibited from making investments or advances to third parties exceeding $7.5 million in the aggregate unless the third party becomes a guarantor of the Company's obligations. However, the Company may utilize up to $20.0 million of its borrowing availability under the Sublimit for the purpose of repurchasing shares of Common Stock and for paying dividends, subject to the limitations set forth in the Indentures, provided that the total debt/operating cash flow ratio is less than 5.5x. In addition, the Company may utilize the undrawn amounts under the Sublimit to retire or prepay subordinated debt, subject to the limitations set forth in the Indentures, provided that the total debt/operating cash flow ratio is less than 5.0x, or 4.5x after June 30, 2000; if the ratio exceeds such amounts, the Company will be permitted to utilize only up to $20.0 million of availability under the Sublimit. Undrawn amounts under the Revolver Facility are available to the Company for working capital requirements and general corporate purposes.

  Pursuant to the Amendment, interest under the Senior Credit Facility will be payable at the LIBOR rate, "CD Rate" or "Base Rate." In addition to the index rates, the Company will pay a floating percentage tied to the Company's ratio of total debt to operating cash flow; ranging, in the case of LIBOR rate loans, from 1.25% based upon a ratio under 4:1 to 2.625% based upon a 6:5 or greater ratio.

   Each of the Subsidiaries has guaranteed the Company's obligations under the Senior Credit Facility. The Senior Credit Facility is secured by the pledge of all the stock of the Subsidiaries and a first priority lien on all of the assets of the Company and its Subsidiaries.

  The Senior Credit Facility imposes restrictions on the Company's ability to incur additional indebtedness. Pursuant to the Amendment, the Company will be permitted to incur, subject to the terms of the Indentures and satisfaction of the financial covenants of the Senior Credit Facility, unsecured subordinated debt, provided that the subordination and mandatory redemption provisions and the maturity of such indebtedness are comparable to the Notes and that the proceeds are used to repay the outstanding balance of the Term Facility until the Company's debt to operating cash flow ratio is less than 4.5x. The Company is also restricted as to the amount of its capital lease obligations and guarantees. The Senior Credit Facility also restricts the ability of the Company to amend material terms of the Indentures.

  The Senior Credit Facility requires the Company to maintain certain financial ratios. Pursuant to the Amendment, the Company's required total debt/ and senior debt/operating cash flow ratios have been lowered. The Company will be required to maintain a total debt/operating cash flow ratio ranging from 6.75x upon the entering into of the Amendment to 4.50x during the year 2000 and thereafter. The Company will also be required to maintain a senior debt/operating cash flow ratio ranging from 3.75x commencing upon the entering into of the Amendment to 2.25x during the year 2000 and thereafter. Additionally, the Company will be required to maintain an operating cash flow/total interest expense ratio ranging from 1.50x commencing upon the entering into of the Amendment to 2.25x during the year 2000 and thereafter. The Company will also be required to maintain an operating cash flow minus capital expenditures to pro forma debt service ratio of no less than 1.10x at any time. Such ratios must be maintained as of the last day of the quarter for each of the periods.

  The Senior Credit Facility requires the Company to apply on April 30 of each year 50% or 75% (depending upon the level of the Company's total debt to operating cash flow ratio at the end of such year) of its "Excess Cash Flow" for the preceding completed fiscal year to reduce outstanding debt under the Term Facility. In addition, the Company is required to apply from the proceeds of any permitted equity issuance and certain subordinated debt issuances an amount sufficient to reduce the Company's debt ratio to specified levels. The

Senior Credit Facility also contains a number of customary covenants including, among others, limitations on investments and advances, mergers and sales of assets, liens on assets, affiliate transactions and changes in business. The Company may, subject to the financial covenants of the Senior Credit Facility, sell assets constituting less than 15% of its operating cash flow.

  The Company from time to time investigates alternatives for replacing or refinancing its existing Senior Credit Facility. Any such replacement or refinancing may or may not have terms and conditions, including restrictive covenants and maintenance tests, similar to those in the Senior Credit Facility.

  Interest on the January 1996 Notes is payable semi-annually on January 15 and July 15, interest on the June 1995 Notes is payable semi-annually on February 15 and August 15, and interest on the November 1994 Notes is payable semi-annually on May 15 and November 15. The Indentures impose certain limitations on the ability of the Company and certain of its Subsidiaries to, among other things, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, incur indebtedness that is subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes, incur liens, impose restrictions on the ability of a Subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company.

  A $5.0 million portion of the purchase price in connection with the Nationwide Acquisition has been deferred (having a net present value as of June 30, 1996, discounted at 11.9%, of $3.3 million) and is payable over the remaining four-year period, without interest, in equal annual installments, with the first such installment having been paid on November 14, 1995. The Company paid a $3.0 million portion of the purchase price in connection with the KELO Acquisition by delivery of a promissory note, the principal amount of which will be payable in full on May 31, 1998, and which requires quarterly payments of interest accruing at the prime rate.

  The Company regularly enters into program contracts for the right to broadcast television programs produced by others and program commitments for the right to broadcast programs in the future. Such programming commitments are generally made to replace expiring or canceled program rights. Payments under such contracts are made in cash or the concession of advertising spots to the program provider to resell, or a combination of both. At December 31, 1995, payments on program license liabilities due in 1996, which will be paid with cash from operations, amounted to $5.8 million.

  The Company anticipates that its operating cash flow, together with the amounts available under the Senior Credit Facility, will be sufficient to finance the operating requirements of its stations, debt service requirements and anticipated capital expenditures.

  The Company is regularly presented with opportunities to acquire television stations which it evaluates on the basis of its acquisition strategy. Other than the KCAL Acquisition, the Company does not presently have any agreements to acquire any television stations. The KCAL Acquisition will be accounted for as a purchase. If the Company were unable to consummate the KCAL Acquisition, the Company would use the net proceeds of the Offerings intended therefor to finance future acquisitions of television stations and for general working capital purposes. It is anticipated that a substantial portion of the purchase price will be allocated to intangible assets. Such intangible assets will be amortized over their estimated lives which will not exceed 40 years. See "Business--Acquisition Strategy."

INCOME TAXES

  The Company and its Subsidiaries file a consolidated federal income tax return and such state or local tax returns as are required. The Company anticipates making use of its net operating loss carry forward to the maximum extent possible to reduce its future tax liabilities. Future utilization of a significant portion of the Company's net operating losses for federal income tax purposes will be subject to an annual limitation. See Note 11 to Notes to the Company's Consolidated Financial Statements.

                                   BUSINESS

  The Company owns and operates eleven network-affiliated television stations in geographically diverse markets. Six of the stations are affiliated with ABC, four are affiliated with CBS and one is affiliated with NBC. The Company is presently the seventh largest ABC network affiliate group in terms of households reached and owns more ABC stations than any single operator other than ABC. The Company has agreed to acquire KCAL, the only independent VHF television station operating in the Los Angeles market, which is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue. For the twelve months ended June 30, 1996, after giving pro forma effect to the KCAL, Quad Cities and KELO Acquisitions (including annualized net expense reductions) and the New WTVO Affiliation Agreement as if such transactions had occurred on July 1, 1995, the Company would have had net revenues and broadcast cash flow of $268.8 million and $126.4 million, respectively.

  The Company was founded in 1986 by Vincent Young and his father, Adam Young. Vincent Young, the Company's Chairman, has over 25 years of experience in the television broadcast industry, and Adam Young has over 50 years of experience in the industry. Ronald Kwasnick, the Company's President, has over 25 years of experience in the industry. The following table sets forth certain information for each of the Company's stations, after giving pro forma effect to the KCAL, Quad Cities and KELO Acquisitions and the New WTVO Affiliation Agreement.

                                                                                  PRO FORMA
                                                                              NET REVENUES FOR
                                                                             TWELVE MONTHS ENDED
                                                                                JUNE 30, 1996
                                                                          -------------------------
              YEAR     NETWORK                                     MARKET             PERCENTAGE OF
    STATION ACQUIRED AFFILIATION               MARKET               RANK    AMOUNT        TOTAL
    ------- -------- -----------   ------------------------------- ------ ----------- -------------
                                                                          (DOLLARS IN
                                                                           MILLIONS)
    KCAL       (1)       IND       Los Angeles, California            2     $120.0        44.6%
    WKRN      1989       ABC       Nashville, Tennessee              33       23.5         8.9
    WTEN      1989       ABC       Albany, New York                  52       15.9         5.9
    WRIC      1994       ABC       Richmond, Virginia                54       16.8         6.3
    WATE      1994       ABC       Knoxville, Tennessee              62       14.7         5.4
    WBAY      1994       ABC       Green Bay, Wisconsin              71       14.2         5.3
    KWQC      1996       NBC       Quad Cities                       88       13.5         5.0
    KELO      1996       CBS       Sioux Falls, South Dakota        105       12.1         4.5
    WLNS      1986       CBS       Lansing, Michigan                106       13.2         4.9
    KLFY      1988       CBS       Lafayette, Louisiana             121       13.7         5.1
    WKBT      1986       CBS       La Crosse-Eau Claire, Wisconsin  135        4.7         1.7
    WTVO      1988       ABC       Rockford, Illinois               136        6.5         2.4
                                                                            ------        ----
                                                                            $268.8         100%
                                                                            ======        ====

--------
(1) To be acquired pursuant to the KCAL Acquisition.

  The Company continually seeks to increase its revenues and broadcast cash flow. In each of the past four fiscal years, the Company has achieved broadcast cash flow margins of approximately 45% or more. Net revenues increased by 55.5% and broadcast cash flow increased by 57.2% for the year ended December 31, 1995, compared to the year ended December 31, 1994 (with the 1994 results including the performance of the stations acquired in 1994 pursuant to the Nationwide Acquisition for only the last 47 days of the period).

OPERATING STRATEGY

  The Company's operating strategy focuses on increasing the cash flow of its stations through advertising revenue growth and strict control of programming and operating costs. The components of this strategy include the following:

  Targeted Marketing. The Company seeks to increase its revenues and broadcast cash flow by expanding existing relationships with local and national advertisers and attracting new advertisers through targeted marketing techniques and carefully tailored programming. The Company works closely with advertisers to develop campaigns that match specifically targeted audience segments with the advertisers' overall marketing strategies. With this information, the Company regularly refines its programming mix among network, syndicated and locally-produced shows in a focused effort to attract audiences with demographic characteristics desirable to advertisers. The Company's success in increasing local advertising revenues is also attributable, in part, to the upgrading of its local sales staff, performance-based compensation arrangements and the implementation of systems of performance accountability. Each station also benefits from the ongoing exchange of ideas and experiences with the other stations. As a result of this marketing effort, during the year ended December 31, 1995, the Company's stations recorded approximately $11.0 million from new accounts.

  The Company's stations utilize a variety of marketing techniques to increase advertising revenues, including the following:

  . Vendor Marketing. The Company's "vendor marketing" program has experienced a great deal of success in the Company's markets. Under this program, a station will contact the vendors of a particular store chain and arrange for the vendors to purchase advertising for the store chain in exchange for the store's commitment to purchase additional products from the vendors. The result is that both the vendors' products and the store chain are advertised, with the vendors collectively bearing the cost of the advertisement.

  . Live Remotes. Stations obtain premium advertising dollars by utilizing live remotes on location at the offices or facilities of an advertiser. The station will use its own staff and broadcasting equipment and, as a result, the expense to the station is relatively low. Live advertisements are broadcast continually over the course of a period of the day and tend to show immediate results with viewers being attracted to the live television event taking place within their community.

  . Research. Each station designates personnel to research the amount of advertising dollars expended in other media (such as radio, newspapers and magazines) by advertisers within its market. The station will then target individual advertisers seeking the same demographic groups sought by the station for particular dayparts and will illustrate to the advertisers the advantages of television advertising over other media which do not target specific demographic groups.

  An important element in determining advertising rates is the station's rating and share among a particular demographic group which the advertiser may be targeting. The Company believes that its success is attributable to its ability to reach desirable demographic groups with the programs it broadcasts.

  Strong Local Presence. Each station seeks to achieve a distinct local identity principally through the quality of its local news programming and by targeting specific audience groups with special programs and marketing events. Each station's local news franchise is the foundation of the Company's strategy to strengthen audience loyalty and increase revenues and broadcast cash flow for each station. Strong local news generates high viewership and results in higher ratings both for programs preceding and following the news.

  Strong local news product helps differentiate local broadcast stations from cable system competitors, which generally do not provide this service. The cost of producing local news programming generally is lower than other sources of programming and the amount of local news programming can be increased for very modest incremental increases in cost. Moreover, such programming can be increased or decreased on very short notice, providing the Company with greater programming flexibility.

  In each of its markets, the Company develops additional information-oriented programming designed to expand the Company's hours of commercially valuable local news and other news programming with relatively small increases in operating expenses. In addition to local news, each station utilizes special programming and marketing events, such as prime time programming of local interest or sponsored community events, to strengthen community relations and increase advertising revenues. The Company places a special emphasis on developing and training its local sales staff to promote involvement in community affairs and stimulate the growth of local advertising sales.

  Programming. The Company continually reviews its existing programming inventory and seeks to purchase the most profitable and cost-effective syndicated programs available for each time period. In developing its selection of syndicated programming, management balances the cost of available syndicated programs, their potential to increase advertising revenue and the risk of reduced popularity during the term of the program contract. The Company seeks to purchase only those programs with contractual periods that permit programming flexibility and which complement a station's overall programming strategy and counter competitive programming. Programs that can perform successfully in more than one time period are more attractive due to the long lead time and multi-year commitments inherent in program purchasing.

  Cost Controls. Each station emphasizes strict control of its programming and operating costs as an essential factor in increasing broadcast cash flow.

  The Company relies primarily on its in-house production capabilities and seeks to minimize its use of outside firms and consultants. The Company's size benefits each station in negotiating favorable terms with programming suppliers and other vendors. In addition, each station reduces its corporate overhead costs by utilizing the group benefits provided by the Company for all of the stations, such as insurance and other employee group benefit plans. Through its strategic planning and annual budget processes, the Company continually seeks to identify and implement cost savings opportunities at each of its stations. The Company closely monitors the expenses incurred by each of the stations and continually reviews the performance and productivity of station personnel. The Company has been successful in controlling its costs without sacrificing revenues through efficient use of its available resources.

ACQUISITION STRATEGY

  The Company believes that its ability to manage costs effectively while enhancing the quality provided to station viewers gives the Company an important advantage in acquiring and operating new stations. In assessing acquisitions, the Company targets stations for which it has identified line item expense reductions that can be implemented upon acquisition. The Company emphasizes strict controls over operating expenses as it expands a station's revenue base with the goal of improving a station's broadcast cash flow. Typical cost savings arise from reducing staffing levels, substituting more cost-effective employee benefit programs, reducing dependence on outside consultants and research firms and reducing travel and other non-essential expenses. The Company also develops specific proposals for revenue enhancement utilizing management's significant experience in local and national advertising. The Company believes that the results of the stations acquired pursuant to the Nationwide Acquisition represent a prime example of the success of the Company's acquisition strategy. See "The Company."

  The Company plans to pursue favorable acquisition opportunities as they become available. The Company is regularly presented with opportunities to acquire television stations which it evaluates on the basis of its acquisition strategy. Other than the KCAL Acquisition, the Company does not presently have any agreements to acquire any television stations. As of June 30, 1996, on a pro forma basis giving effect to the Offerings, the KCAL Acquisition (and anticipated related borrowings) and the Amendment as if such transactions had occurred on such date, the Company would have had the ability, subject to certain limitations, to borrow up to approximately $185.0 million under the Senior Credit Facility for the purpose of financing acquisitions. If the Company is unable to consummate the KCAL Acquisition, the Company would use the net proceeds of the Offerings to finance future acquisitions of television stations and for general working capital purposes.

THE KCAL ACQUISITION

  On May 10, 1996, the Company entered into an agreement to acquire from KCAL Broadcasting, Inc., a subsidiary of Disney, the assets of television station KCAL, Los Angeles, California. KCAL, transmitting on Channel 9, is the only independent VHF television station in Los Angeles. Los Angeles is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue. The purchase price that the Company has agreed to pay for the KCAL assets and for the stock of a Disney subsidiary which holds the FCC licenses issued for KCAL is $368.0 million payable in cash, plus an estimated $17.0 million for net working capital included as part of the purchased assets. The purchase price will be adjusted to the extent that such working capital is greater or less than $17.0 million on the closing date.

  The Company intends to finance the KCAL Acquisition with the net proceeds of the Offerings, borrowings under the Senior Credit Facility and its existing cash balances. See "Use of Proceeds." Prior to or concurrently with the closing of the KCAL Acquisition, the Company will assign all of its rights to acquire KCAL and the stock of the Disney subsidiary holding its FCC licenses to a newly formed wholly-owned subsidiary of the Company.

  For the twelve months ended June 30, 1996, KCAL generated aggregate net revenues of approximately $121.4 million and broadcast cash flow of approximately $17.0 million, resulting in a broadcast cash flow margin of approximately 14.0%. Based upon its review of current operating budgets and expenses and 1995 operating results of KCAL, the Company has identified, on a line item basis for the twelve months ended June 30, 1996, annualized expense reductions of approximately $20.9 million for personnel and other costs and $10.6 million of net programming cost savings associated with seven sitcom programs, the liabilities for which are not being assumed by the Company in connection with the KCAL Acquisition. See "Forward-Looking Statements." Such reductions are in the area of advertising and promotion, programming costs under contracts which the seller will be retaining, purchased services and personnel. The Company has also identified other means for improvement consistent with its operating strategy which are expected to enhance the operating performance of KCAL and result in further increases in broadcast cash flow margins. See "Forward-Looking Statements." Based upon the performance of KCAL for the twelve months ended June 30, 1996, after giving pro forma effect to the KCAL Acquisition (including annualized net expense reductions), the purchase price therefor represents a multiple of approximately 7.6 times broadcast cash flow for KCAL for such period.

  On June 26, 1996, the FCC released a public notice announcing its acceptance for filing of the application for transfer of control of the KCAL FCC licenses to the Company's newly formed subsidiary. The application did not contain any request for waivers of FCC rules. The application, however, did include an analysis by the Company of why certain non-voting equity interests currently held by ABC in the Company do not implicate the FCC's cross-interest policy. Under its cross-interest policy, the FCC examines, on an ad hoc basis, whether certain relationships not expressly covered by the multiple ownership rules, such as holding an attributable interest in one media property while also holding a nonattributable interest in another media property in the same geographic area, still raise any regulatory concerns. The policy is addressed in the Company's KCAL application because ABC, now owned by Disney, is the licensee of a television station and 3 radio stations in Los Angeles, California. On July 26, 1996, the National Hispanic Media Coalition ("NHMC") filed with the FCC a petition to deny the KCAL transfer application in large part because of ABC's interest in Young. On that same date, NBC Subsidiary (KNBC-TV), Inc. filed a letter with the FCC requesting that the Commission impose specific safeguards to ensure that Disney's relationship with the Company does not adversely affect competition in the Los Angeles market. The Company filed oppositions to both filings. On September 20, 1996, the FCC granted the application for consent to the transfer of control of the Disney subsidiary which holds the KCAL FCC licenses to a wholly-owned subsidiary of the Company. The FCC denied NHMC's petition and determined that it did not need to impose the safeguards requested by KNBC-TV.

THE STATIONS

  The Company's stations are geographically diverse, which minimizes the impact of regional economic downturns. Six stations are located in the midwest region (WBAY-Green Bay, Wisconsin, KWQC-Quad Cities, KELO-Sioux Falls, South Dakota, WLNS-Lansing, Michigan, WKBT-La Crosse-Eau Claire, Wisconsin, and WTVO-Rockford, Illinois), four stations are in the southeast region (WKRN-Nashville, Tennessee, WRIC-Richmond, Virginia, WATE-Knoxville, Tennessee, and KLFY-Lafayette, Louisiana), and one station is in the northeast region (WTEN-Albany, New York). KCAL is located in the west region.

  Six of the Company's eleven stations are affiliated with ABC, four are affiliated with CBS and one is affiliated with NBC. The Company believes that this network diversity reduces the potential impact of a ratings decline experienced by a particular network. KCAL is the only independent VHF television station operating in the Los Angeles market.

  The following table sets forth general information for each of the Company's stations and the station to be acquired pursuant to the KCAL Acquisition:

                                                                                           STATION
                                                                               COMMERCIAL   RANK
                                    MARKET   TELEVISION              NETWORK    STATIONS     IN     IN-MARKET   YEAR
 STATION          MARKET            RANK(1) HOUSEHOLDS(2) CHANNEL  AFFILIATION IN DMA(3)  MARKET(4) SHARE(5)  ACQUIRED
 ------- ------------------------   ------- ------------- -------  ----------- ---------- --------- --------- --------
 KCAL    Los Angeles, CA                2     4,917,550       9        IND         12          7         9       (6)
 WKRN    Nashville, TN                 33       765,870       2        ABC          5          3        21      1989
 WTEN    Albany, NY                    52       507,120      10(7)     ABC          4          3        25      1989
 WRIC    Richmond, VA                  54       500,720       8        ABC          5          3        26      1994
 WATE    Knoxville, TN                 62       429,250       6        ABC          4          2        25      1994
 WBAY    Green Bay, WI                 71       372,100       2        ABC          5          2        29      1994
 KWQC    Quad Cities                   88       299,400       6        NBC          4          1        45      1996
 KELO    Sioux Falls, SD              105       228,730      11(8)     CBS          4          1        49      1996
 WLNS    Lansing, MI                  106       228,540       6        CBS          4          1        42      1986
 KLFY    Lafayette, LA                121       201,050      10        CBS          3          1        57      1988
 WKBT    La Crosse-Eau Claire, WI     135       165,200       8        CBS          4          2        28      1986
 WTVO    Rockford, IL                 136       163,880      17        ABC          4          3        25      1988

--------
(1) Refers to the size of the television market or Designated Market Area ("DMA") as used by Nielsen.
(2) Refers to the number of television households in the DMA as estimated by Nielsen.
(3) Represents the number of television stations ("reportable stations") designated by Nielsen as "local" to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 7:00 a.m. to 1:00 a.m. period ("sign-on to sign-off"). Does not include national cable channels. The number of reportable stations may change for each reporting period. "Weekly cumulative audience" measures the total number of different households tuned to a station at a particular time during the week. "Share" references used elsewhere herein measure the total daily households tuned to a station at a particular time during the week.
(4) Station's rank relative to other reportable stations, based upon the DMA rating as reported by Nielsen sign-on to sign-off during May 1996.
(5) Represents an estimate of the percentage share of DMA households viewing television received by a local commercial station in comparison to other local commercial stations in the market ("in-market share"), as measured sign-on to sign-off.
(6) To be acquired pursuant to the KCAL Acquisition.
(7) WTEN has a satellite station, WCDC (Adams, Massachusetts), Channel 19, operating under a separate license from the FCC.
(8) KELO has two satellite stations, KDLO (Florence, South Dakota), Channel 3, and KPLO (Reliance, South Dakota), Channel 6, each of which operates under a separate license from the FCC. KCLO (Rapid City, South Dakota), Channel 15, was acquired by the Company together with the assets of KELO and operates in a separate DMA (rank 173) from that of KELO and its two satellites.

  The following is a description of each of the Company's stations and the station to be acquired pursuant to the KCAL Acquisition:

  KCAL, Los Angeles, California. The Company has agreed to acquire KCAL from a subsidiary of Disney. KCAL has the distinction of being one of the first commercial stations in the country. KCAL's first broadcast was on December 23, 1931. It is now the only independent VHF station in the Los Angeles market. Los Angeles is the second largest DMA with an estimated 4,917,550 television households and the country's largest television market in terms of estimated advertising dollars spent on the medium. There are twelve reportable stations in the DMA. For the May 1996 ratings period, KCAL was rated seventh after the local ABC, NBC, CBS, WB and Fox affiliates and an independently programmed Spanish language station, with an overall sign-on to sign-off in-market share of 9%. KCAL ranked fifth in in-market revenue share in each of the last quarter of 1995 and the first quarter of 1996.

  KCAL is a prominent news provider in the market, presenting 27 hours of such programming each week and up to 15 special one hour reports each year. In 1995, the station won the prestigious Edward R. Murrow Award as the "Best Local Newscast in the Country." During the same year, KCAL was honored with nine Golden Mikes, ten Emmys, six Radio Television News Directors awards (three each for national and regional categories), seven New York Film Festival Awards and 22 Associated Press Awards. Since 1991, KCAL has been the most honored local station in Los Angeles for news.

  KCAL is also the broadcast station of choice for premier local sports franchises with over 130 major televised sporting events each year. KCAL currently has long term agreements with the Los Angeles Lakers (4 years remaining), California Angels (5 years remaining) and Mighty Ducks of Anaheim (2 years remaining). The station also has agreements to broadcast PAC 10 Football and certain boxing events. These contracts enable KCAL to offer advertisers year-round sports packages aimed at very attractive audience categories.

  As the largest market in the country's largest state, Los Angeles enjoys a diverse industry makeup ranging from entertainment and manufacturing to international trade and financial services. In addition to Los Angeles County, KCAL reaches Orange, Santa Barbara and other counties in Southern California. Orange County alone has ranked fifth, nationally, in both population and population growth over the last five years. According to Investing in Television Market Report '96 (2nd Edition), published by BIA Publications, Inc. (the "BIA Guide"), the average household income in the Los Angeles market in 1994 was $52,378, with an effective buying income projected to grow at an annual rate of 2.5% through 1999. Historically, there has been a close correlation between retail sales and expenditures on broadcast television advertising in a given market. According to the BIA Guide, retail sales growth for the Los Angeles market is projected to average 0.5% annually through 1999.

  WKRN, Nashville, Tennessee. WKRN, acquired by the Company from Knight-Ridder Broadcasting, Inc. in June 1989, began operations in 1953 and is affiliated with ABC. The Nashville market is the 33rd largest DMA, with an estimated 765,870 television households. There are five reportable stations in the DMA. For the May 1996 ratings period, WKRN was rated third after the NBC and CBS affiliates, with an overall sign-on to sign-off in-market share of 21%. The station's syndicated programs include The Cosby Show, Roseanne, Coach, Full House, M*A*S*H, The Maury Povich Show, Entertainment Tonight, Live With Regis and Kathie Lee, Family Matters, Step by Step, Extra and Rosie.

  The quality of the station's newscasts has been regularly recognized by its broadcasting peers, highlighted by its winning of the prestigious Peabody Award for investigative journalism. During the last three years, the station won a combined 28 regional Emmy Awards. The Tennessee Associated Press awarded the station first place for Investigative, Feature and Spot News reporting. The station also has won a number of regional awards from the Radio and Television News Directors Association, including 1994 awards for Best Feature, Best News Operation and Best Investigative Reporting.

  Nashville is the capital of Tennessee and the center of local, state and federal government with three of its five largest employers being government related. Prominent corporations located in the area include Bridgestone-Firestone, Nissan, Saturn, Columbia/HCA, Shoney's, Service Merchandise, First American National Bank, Northern Telecom, Aladdin Industries and Willis Corroon plc. Nashville is the home of several universities, including Vanderbilt and Tennessee State. According to the BIA Guide, the average household income in the Nashville market in 1994 was $41,613, with effective buying income projected to grow at an annual rate of 5.6% through 1999. Historically, there has been a close correlation between retail sales and expenditures on broadcast television advertising in a given market. According to the BIA Guide, retail sales growth for the Nashville market is projected to average 5.8% annually through 1999.

  WKRN is a prime example of the Company's strategy to achieve a strong local presence. Its community activities range from raising food for the hungry of Middle Tennessee to focusing on the issues and concerns of children through its "Kids 2 Kids" campaign and "Schools Now" half million dollar fund raising effort.

  ABC affiliates in Bowling Green, Kentucky and Jackson, Tennessee have overlapping signals with WKRN on the north and west edges of the DMA, resulting in some loss of viewers in those areas. The Company believes this overlap is responsible for the lower station share compared to the NBC and CBS affiliates.

  WTEN, Albany, New York. WTEN, acquired by the Company from Knight-Ridder Broadcasting, Inc. in October 1989, began operations in 1953 and is affiliated with ABC. WTEN added a satellite station, WCDC-TV Channel 19, in Adams, Massachusetts in 1963 to serve more adequately the eastern edge of the market. WCDC-TV was acquired concurrently with WTEN. (All references to WTEN include WCDC-TV.)

  The Albany market (which includes Schenectady and Troy) is the 52nd largest DMA, with an estimated 507,120 television households. There are four reportable stations in the DMA, three of which broadcast in the VHF spectrum. During the May 1996 ratings period, WTEN was third in the ratings, with a sign-on to sign- off in-market share of 25%, compared to 35% for WNYT, the NBC affiliate, and 32% for WRGB, the CBS affiliate. The station's syndicated programs include Wheel of Fortune, Jeopardy, Day & Date, Coach and Full House and Rosie. WTEN has won numerous awards in recent years for both local news and public affairs programming.

  Albany is the capital of New York. The largest employers are the New York State government, the State University of New York and the General Electric Company. Other prominent corporations located in the area include Lockheed Martin, Fleet Financial Group, State Farm Insurance, Metropolitan Life Insurance and Quad Graphics. These employers, which are dependent upon a well-educated and skilled labor force to remain competitive in their industries, are able to draw upon the nation's largest concentration per capita of professionals with doctoral and post-doctoral degrees. According to the BIA Guide, the average household income in the Albany market in 1994 was $45,705, with effective buying income projected to grow at an annual rate of 3.5% through 1999. Retail sales growth in this market is also projected by the BIA Guide to average 3.6% annually during the same period.

  The station has focused on its local newscasts in achieving continued revenue growth. Since its acquisition by the Company in 1989, the station has increased local news programming by 100%. The morning newscast was increased to an hour in September 1994, which has doubled the amount of saleable advertising time spots. The early evening newscast continues to be the top rated program for its time period.

  WRIC, Richmond, Virginia. WRIC, acquired by the Company in November 1994 from Nationwide, began operations in 1955 and is affiliated with ABC. The Richmond market (which also includes Petersburg, Virginia) is the 54th largest DMA, with an estimated 500,720 television households. There are five reportable commercial television stations in the DMA, three of which are VHF stations. For the May 1996 ratings period, WRIC was in third place in the ratings, eight points behind WTVR and five behind WWBT, the CBS and NBC affiliates. In actual audience share, WRIC was slightly behind WTVR and WWBT, with a sign-on to sign-off in-market share of 26%, compared to 34% for WTVR and 31% for WWBT. The station's syndicated programming includes Wheel of Fortune, Jeopardy, Montel Williams, Ricki Lake and EXTRA. WRIC has won numerous awards in recent years from state journalism organizations for its news operations.

  Richmond is the capital of Virginia and home to numerous colleges and universities, including the University of Richmond, Virginia Commonwealth University (VCU) and the VCU Medical College of Virginia. Philip Morris is the largest employer in the market, employing approximately 11,000 area residents. According to the BIA Guide, the average household income in the Richmond market in 1994 was $43,317, with effective buying income projected to grow at an annual rate of 3.7% through 1999. Retail sales growth is also projected by the BIA Guide to average 5.6% annually during the same period.

  WATE, Knoxville, Tennessee. WATE, also acquired by the Company in November 1994 from Nationwide, began operations in 1953 and is also affiliated with ABC. The Knoxville, Tennessee market is the 62nd largest DMA, with an estimated 429,250 television households. There are four reportable stations in the DMA, three of which are VHF stations. During the May 1996 ratings period, WATE ranked second, with a sign-on to sign-off in-market share of 25%. The station's syndicated programming includes Roseanne, Home Improvement, Jenny Jones, Coach, Matlock and A Current Affair. WATE has won numerous awards in recent years from state journalism organizations for its news operations.

  According to the BIA Guide, the average household income in the Knoxville market in 1994 was $37,005 with effective buying income projected to grow at an annual rate of 5.2% through 1999. Retail sales growth is also projected by the BIA Guide to average 5.2% annually during the same period.

  WBAY, Green Bay, Wisconsin. WBAY, the third station acquired by the Company in November 1994 from Nationwide, began operations in 1953 and is also affiliated with ABC. The Green Bay market (which also includes Appleton, Wisconsin) is the 71st largest DMA, with an estimated 372,100 television households. There are five reportable stations in the DMA, three of which are VHF stations. For the May 1996 ratings period, WBAY was second in the ratings behind WFRV, the CBS affiliate. In audience share, WFRV led WBAY in the May 1996 ratings period, with a sign-on to sign-off in-market share of 35%, compared to 29% for WBAY. The station's syndicated programming includes Home Improvement, Seinfeld, Roseanne, Inside Edition, Ricki Lake, A Current Affair and Jenny Jones. WBAY has won numerous awards in recent years from state journalism organizations for its news operations.

  According to the BIA Guide, the average household income in the Green Bay market in 1994 was $42,159, with effective buying income projected to grow at an annual rate of 4.6% through 1999. Retail sales growth is also projected by the BIA Guide to average 5.6% annually during the same period.

  KWQC, Quad Cities. The Company acquired KWQC from Broad Street Television, L.P. on April 15, 1996. The station began operations in 1949 and is affiliated with NBC. The Davenport market, referred to as the Quad Cities Market, is the 88th largest DMA serving an estimated 299,400 television households in eastern Iowa and western Illinois. There are four reportable stations in the DMA, three of which are VHF. During the May 1996 ratings period, KWQC retained its number one position in the market with a sign-on to sign-off in-market share of 45%. The station has retained the number one position for over twelve years and continues to expand news programming and increase market share. The station's syndicated programming includes Oprah, Jeopardy, Wheel of Fortune, Sally Jesse Raphael, American Journal and Cheers.

  KWQC places a strong emphasis on local news and community related events and broadcasts. The station annually produces several news specials in addition to providing 21 hours of local news and information programming per week. KWQC is involved in a variety of community events including Race For The Cure, Toys For Tots, Festival of Trees, The Student Hunger Drive, the United Way Drive, Bix 7 Race and Women's Lifestyle Fair.

  John Deere Corporation and Eagle Country Markets are both headquartered in the Quad Cities. Other major employers include the Rock Island Arsenal, Alcoa, Trinity Medical Center, Oscar Mayer, J.I. Case and Modern Woodman. Riverboat gambling has brought three boats to the market that have increased the tourism business. The market has also experienced an increase in convention business.

  According to the BIA Guide, the average household income in the Quad Cities market in 1994 was $40,086, with effective buying income projected to grow at an annual rate of 3.0% through 1999. Retail sales growth is also projected by the BIA Guide to average 4.8% annually during the same period.

  KELO, Sioux Falls, South Dakota. On May 31, 1996, the Company acquired KELO from a subsidiary of Midcontinent Media, Inc. The station began operations in 1953 and is affiliated with CBS. KELO added satellite station KDLO, Channel 3, in Florence, South Dakota in 1955 to serve the northern South Dakota area, and added satellite station KPLO, Channel 6, in Reliance, South Dakota in 1957 to serve the central South Dakota area. In 1988, KCLO, Channel 15, then operating as a translator facility, was added as a satellite station of KELO in Rapid City, South Dakota. KELO fully serves two DMAs, as Rapid City is a separate contiguous DMA. (All references to KELO include KDLO and KPLO. The following information pertains only to the Sioux Falls DMA.)

  The Sioux Falls market is the 105th largest DMA serving an estimated 228,730 television households encompassing counties in Minnesota, Iowa and Nebraska, as well as 52 counties within South Dakota. There are four reportable stations in the DMA, three of which are VHF. During the May 1996 ratings period, KELO was first in the market with a sign-on to sign-off in-market share of 49%, significantly ahead of the ABC, NBC and FOX affiliates, who had 29%, 18% and 7%, respectively. KELO's newscast finished ahead of each of the competing stations for every weekday newscast time period. Recognizing the importance of local news, the station presents live newscasts five times daily, with notable ratings and sales success. The station's syndicated programming includes Entertainment Tonight, The Maury Povich Show, Day and Date, M*A*S*H, Rescue 911 and Lonesome Dove.


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

  The largest employers in the market are Citibank and John Morrell. Sioux Falls is the largest city in South Dakota, with a population of 112,000. Taxable sales have grown at an average rate of 9% annually since 1990, and unemployment is at a relatively low 2.4%.

  According to the BIA Guide, the average household income in the Sioux Falls market in 1994 was $42,726, with effective buying income projected to grow at an annual rate of 4.9% through 1999. Retail sales growth is also projected by the BIA Guide to average 6.9% annually during the same period.

  WLNS, Lansing, Michigan. WLNS, acquired by the Company from Backe Communications, Inc. in September 1986, began operations in 1950 and is affiliated with CBS. The Lansing market is the 106th largest DMA, with an estimated 228,540 television households. WLNS is one of only two VHF network affiliates in the DMA. During the May 1996 ratings period, WLNS was the highest-rated station out of four reportable stations in its DMA, with a sign-on to sign-off in-market share of 42%. The station has consistently held the highest rating for several ratings periods. The station's syndicated programming includes Entertainment Tonight, Hard Copy, The Maury Povich Show, A Current Affair, The Cosby Show and Murphy Brown. The ratings of the station's late night programming and late evening newscast have received a boost from CBS's addition of Late Show With David Letterman, which outpaces NBC's The Tonight Show With Jay Leno by a 2 to 1 margin in the station's market.

  The station attributes its success to the experience of its local sales staff, which focuses on developing strong relationships with local advertisers. WLNS is also recognized as the dominant news station in the Lansing market. The station consistently wins by wide margins against competitors in its noon and 6:00 p.m. newscasts. For the February 1996 ratings period, WLNS's newscasts finished ahead of its closest competitor by 20 share points at noon and 19 share points at 6:00 p.m. The station also won at 11:00 p.m. WLNS launched the market's first 5:30 p.m. newscast in 1989, which has since developed a solid audience share and has consistently held the greatest share in its time period. The station's recently added 6:00 a.m. newscast has surpassed its competition by wide margins. The station recognizes local news programming as the key to its success and produces 18 to 20 special news programs each year, including live town hall meetings in prime time on community topics such as youth violence and political debates in major election years. The quality of the news broadcasts at WLNS has resulted in numerous state journalism and public service awards.

  The economy of Lansing is dominated by three employers, the State of Michigan, General Motor's Buick-Oldsmobile-Cadillac Division ("B.O.C.") and Michigan State University, giving Lansing an advantage over other Michigan cities whose economies rely more heavily on, and are more prone to the cyclical nature of, the domestic automobile industry. Lansing is the capital of Michigan and its various government agencies employ an aggregate of approximately 15,500 people. B.O.C. has approximately 17,000 employees. Michigan State University has over 12,000 employees with a student enrollment of over 42,000. Other significant industry sectors in the area are plastics, non-electrical machinery, fabricated metal products, food processing and printing. Companies represented in these groups include Owens-Brockway, John Henry Co. and Dart Container. According to the BIA Guide, the average household income in the Lansing market in 1994 was $46,143, with effective buying income projected to grow at an annual rate of 3.8% through 1999. Retail sales growth in this market is also projected by the BIA Guide to average 5.6% annually during the same period.

  KLFY, Lafayette, Louisiana. KLFY, acquired by the Company from Texoma Broadcasters, Inc. in May 1988, began operations in 1955 as the market's first television station and is affiliated with CBS. KLFY is one of only two network-affiliated VHF stations serving the Lafayette market. The third commercial station in the market is a Fox affiliate operating on a UHF channel and a fourth Station, KLAF, is a lower power station affiliated with the Warner Brothers Network. The market is dominated by KLFY and the local ABC affiliate. The signals from the NBC affiliates in Lake Charles, Baton Rouge and Alexandria, Louisiana are available to households in the DMA. Currently the NBC affiliate in Lake Charles is selling advertising in the Lafayette market with minimal success.


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

  The Lafayette market is the 121st largest DMA, with an estimated 201,050 television households. KLFY ranks first in the May 1996 ratings period with an overall sign-on to sign-off in-market share of 57%, and has ranked first in those viewership measurements consistently for prior ratings periods. KLFY leads its competition in audience share in 26 of 30 major Nielsen dayparts. KLFY is ranked number one during prime-time (7:00 p.m.-10:00 p.m., Monday-Saturday and 6:00 p.m.-10:00 p.m., Sunday), the most sought after advertiser demographic time period, with a sign-on to in-market share of 53%. The station's syndicated programs include The Maury Povich Show, Home Improvement, Day & Date, Cosby, Coach and Rosie. KLFY has also benefitted from the addition of Late Show With David Letterman.

  Historically, KLFY has placed a strong emphasis on local news and community-related broadcasts. Each weekday begins with a 90-minute live production of "Passe Partout," a family-oriented program offering early morning news, weather, sports and interviews on subjects relevant to local residents. For the February 1996 ratings period, this program received a sign-on to sign-off in-market share of 64%. The first 30 minutes of "Passe Partout" are broadcast in French for the large French-speaking Cajun population in the area; the balance is in English. KLFY also has won numerous awards in recent years from state journalism organizations, including the 1995 "Station of the Year" award from the Louisiana Broadcasters Association.

  KLFY has made community involvement an important part of its operations. The 12:00 noon news show is called "Meet Your Neighbor" and, in addition to an emphasis on local news reporting, is a platform for community service segments. In addition to ongoing commitments to blood drives, food and clothing drives, a big brother/big sister program and animal adoptions, the station has been the motivating force behind some unusual projects. "Wednesday's Child" is a nationally recognized weekly segment featuring a child in need of adoption, and the effort has had a significant success rate in placing children. The station has over the past seven years raised over a thousand tons of food for the hungry with its annual "Food for Families" all-day live remote from 17 locations in the DMA. It has an annual "Coats for Kids" campaign to clothe needy children and has raised over $7.5 million for the Muscular Dystrophy Association's ("MDA") annual telethon. For its efforts, the station has received awards from state and national service organizations, including the MDA's special recognition award and Media of the Year awards from the Louisiana Special Olympics and the Black Advisory Adoption Committee.

  According to the BIA Guide, the average household income in the Lafayette market in 1994 was $35,050, with effective buying income projected to grow at an annual rate of 4.8% through 1999. Retail sales growth in this market is also projected by the BIA Guide to average 6.9% annually during the same period.

  WKBT, La Crosse, Wisconsin. WKBT, acquired (together with WLNS) by the Company from Backe Communications Inc. in September 1986, began operations in 1954 and is affiliated with CBS. Although 90 miles apart, the cities of La Crosse and Eau Claire are considered a single market by Nielsen, and WKBT's signal covers both cities, reaching an eleven-county area that includes two Minnesota counties and most of western Wisconsin. There are four reportable stations in the DMA, but WKBT is one of only two local VHF stations.

  The La Crosse-Eau Claire market is the 135th largest DMA, with an estimated 165,200 television households. The highest-rated local stations in the DMA are WKBT and WEAU, the NBC affiliate. For the May 1996 ratings period, WKBT had a sign-on to sign-off in-market share of 28%, which places WKBT second to WEAU, which had a 43% share. The station's syndicated programming includes Entertainment Tonight, Roseanne, Married with Children, The Cosby Show, Murphy Brown, Baywatch, The Simpsons and Fresh Prince of Bel-Air. WKBT's late night programming has benefitted from the addition of Late Show With David Letterman.

  In recent years, the station hired an award-winning local anchor team to host the station's news programs. The station's newscasts, collectively broadcast as NewsChannel 8, focuses on local coverage of news, weather and sports events.


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

  Over the past several years, WKBT has won awards for news coverage from state journalism organizations. Currently, WKBT is the only station in its market to provide closed-captioning of its local newscasts for its hearing impaired viewers. The station is also an active sponsor of many other local community events and programs, including Toys for Tots, Crimestoppers, Salvation Army Operation Food Basket, Red Cross Disaster Relief, Weatherschool, Friday's Child and Today's Breakthroughs--Tomorrow Cures. WKBT regularly contributes public service announcements and hundreds of hours of volunteer labor to the community throughout the year.

  The economy in the La Crosse-Eau Claire region is centered on skilled industry, medical services, agriculture and education. Prominent corporations located in the area include The Trane Company, the area's largest employer with approximately 2,600 employees, Fleming Foods, G. Heileman Brewing Company and La Crosse Footwear. Lutheran Hospital, Franciscan Health Systems and Gunderson Clinic have made La Crosse a health care hub for the entire western Wisconsin region and, combined, employ approximately 4,400 area residents. Local educational institutions draw a large student base to the market and include branches of the University of Wisconsin in La Crosse and Eau Claire, as well as Viterbo College and Western Wisconsin Technical College. According to the BIA Guide, the average household income in the La Crosse-Eau Claire market in 1994 was $37,934, with effective buying income projected to grow at an annual rate of 4.2% through 1999. Retail sales growth in this market is also projected by the BIA Guide to average 5.4% annually during the same period.

  WTVO, Rockford, Illinois. WTVO, the ABC affiliate in Rockford, Illinois began operations in 1953 under the ownership of Winnebago Television Corporation. The Company purchased Winnebago Television Corporation in September 1988. WTVO switched its affiliation from NBC to ABC, effective as of August 14, 1995.

  The Rockford market is the 136th largest DMA, with an estimated 163,880 television households. There are four reportable stations in the DMA, of which one is a VHF station and the others, including WTVO, are UHF stations. In the May 1996 ratings period, WTVO was number three in the market, with a sign-on to sign-off in-market share of 25%, compared to 28% and 33% for the CBS and NBC affiliates, respectively. The stations's syndicated programs include Sally Jessy Raphael, Jenny Jones, Murphy Brown, Hard Copy, Entertainment Tonight and The Simpsons. The station produces local interest programs such as Spectrum 17 and Page 17.

  Each year, the Northern Illinois Council of Advertising recognizes the production creativity of local advertising agencies and television stations by awarding "Raddys." Since 1990, WTVO has been the recipient of 18 Raddy awards which span the categories of broadcast division, original footage, and promotional (news) campaign. WTVO has won more Raddys than any other station in the Rockford market.

  WTVO's DMA encompasses a five-county area of northern Illinois, northwest of Chicago. Rockford is the second largest city in Illinois. Over 1,000 manufacturing firms employ a total of over 50,000 persons in the Rockford area, specializing in machine tool, automotive, aerospace, and consumer product industries. Prominent manufacturers in the area include Sundstrand Corporation, the area's largest employer, Ingersoll Milling Machine Company and Chrysler Corporation's new Neon subcompact facility. UPS has constructed a new $60.0 million midwestern freight hub at Rockford, and Motorola has begun construction on a cellular phone plant in nearby Harvard, Illinois. According to the BIA Guide, the average household income in the Rockford market in 1994 was $45,671, with effective buying income projected to grow at an annual rate of 4.1% through 1999. Retail sales growth in this market is also projected by the BIA Guide to average 3.4% annually during the same period.

INDUSTRY BACKGROUND

  General. Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently there are a limited number of channels available for broadcasting in any one geographic area. Television stations can be distinguished by the frequency on which they broadcast. Television stations which

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broadcast over the very high frequency ("VHF") band (channels 2-13) of the spectrum generally have some competitive advantage over television stations which broadcast over the ultra-high frequency ("UHF") band (channels above 13) of the spectrum because the former usually have better signal coverage and operate at a lower transmission cost. However, the improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television systems have reduced the VHF signal advantage.

  The Market for Television Programming. Television station revenues are primarily derived from local, regional and national advertising and, to a lesser extent, from network compensation and revenues from studio rental and commercial production activities. Advertising rates are based upon a variety of factors, including a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station, and the availability of alternative advertising media in the market area. Rates are also determined by a station's overall ratings and share in its market, as well as the station's ratings and share among particular demographic groups which an advertiser may be targeting. Because broadcast television stations rely on advertising revenues, declines in advertising budgets, particularly in recessionary periods, adversely affect the broadcast industry, and as a result may contribute to a decrease in the revenues of broadcast television stations.

  All television stations in the country are grouped by Nielsen, a national audience measuring service, into approximately 210 generally recognized television markets that are ranked in size according to various formulae based upon actual or potential audience. Each DMA is determined as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. Nielsen periodically publishes data on estimated audiences for the television stations in the various television markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station (the station's "rating") and of the percentage of the audience actually watching television (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the market. Nielsen uses two methods of determining a station's ability to attract viewers. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are completed. None of the Company's markets are metered.

  Whether or not a station is affiliated with one of the three major networks (NBC, ABC or CBS) has a significant impact on the composition of the station's revenues, expenses and operations. A typical network affiliate receives the majority of its programming each day from the network. This programming, along with cash payments ("network compensation"), is provided to the affiliate by the network in exchange for a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenues. The affiliate retains the revenues from time sold during breaks in and between network programs and programs the affiliate produces or purchases from non-network sources. The Fox Broadcasting Company ("Fox") has established a network of independent stations whose operating characteristics are similar to the major network affiliate stations although the number of hours of network programming for Fox affiliates is less than that of the three major networks. In recent years, Fox has effectively evolved into the fourth network.

  A fully independent station such as KCAL purchases or produces all of the programming which it broadcasts, resulting in generally higher programming costs than those of major-network affiliates in the same market. However, under increasingly popular barter arrangements, a national program distributor may receive advertising time in exchange for programming it supplies, with the station paying a reduced fee or no cash fee at all for such programming. Because the major networks regularly provide first-run programming during prime time viewing hours, their affiliates generally (but do not always) achieve higher audience shares, but have substantially less inventory of advertising time to sell during those hours than independent stations, since the major networks use almost all of their affiliates' prime time inventory for network shows. The independent station is, in theory, able to retain its entire inventory of advertising and all of the revenue obtained therefrom. The independent stations' smaller audiences and greater inventory during prime time hours generally result in lower advertising rates charged and more advertising time sold during those hours, as compared with major

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

affiliates' larger audiences and limited inventory, which generally allow the major-network affiliates to charge higher advertising rates for prime time programming. By selling more advertising time, the independent station typically achieves a share of advertising revenues in its market greater than its audience ratings.

  Broadcast television stations compete for advertising revenues primarily with other broadcast television stations, and to a lesser extent, with radio stations and cable system operators serving the same market. Traditional network programming, and recently Fox programming, generally achieve higher audience levels than syndicated programs aired by independent stations. However, since greater amounts of advertising time are available for sale by independent stations and Fox affiliates, they typically achieve a share of the television market advertising revenues greater than their share of the market's audience. Public broadcasting outlets in most communities compete with commercial broadcasters for viewers.

  Developments in the Television Market. Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenue, because network-affiliated stations competed only with each other in most local markets. Beginning in the 1980s, however, this level of dominance began to change as more local stations were authorized by the FCC and marketplace choices expanded with the growth of independent stations and cable television services. See "--Federal Regulation of Television Broadcasting" below.

  Cable television systems, which grew at a rapid rate beginning in the early 1970s, were initially used to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels amounting to more than a small fraction of any single major broadcast network. With the increase in cable penetration in the 1980s, the advertising share of cable networks has increased. Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising. Basic cable penetration (the percentage of television households which are connected to a cable system) in the Company's television markets ranges from 54% to 67%.

  In acquiring programming to supplement network programming, network affiliates compete with independent stations and Fox affiliates in their markets. Cable systems generally do not compete with local stations for programming. Although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations, such programs would not likely have been acquired by such stations in any event. In the past, the cost of programming increased dramatically, primarily because of an increase in the number of new independent stations and a shortage of desirable programming. Recently, however, program prices have stabilized as a result of increases in the supply of programming.

COMPETITION

  Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors that are material to a television station's competitive position include signal coverage and assigned frequency. The broadcasting industry is continually faced with technological change and innovation, the possible rise in popularity of competing entertainment and communications media, and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on the Company's operations.

  Audience. Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A majority of the daily programming on the Company's stations is supplied by the network with which each station is affiliated. In those periods, the stations are totally dependent upon the performance of the network programs in attracting viewers. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future. Non-network time periods are programmed by the station

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

with a combination of self-produced news, public affairs and other entertainment programming, including news and syndicated programs purchased for cash, cash and barter, or barter only.

  Independent stations, whose number has increased significantly over the past decade, have also emerged as viable competitors for television viewership share. Each of Time Warner, Inc. and Paramount Communications, Inc. has recently launched a new television network and have entered into affiliation agreements with certain independent commercial television stations. The programming made available by these new networks is presently limited. The Company is unable to predict the effect, if any, that such networks will have on the future results of the Company's operations.

  In addition, the development of methods of television transmission of video programming other than over-the-air broadcasting, and in particular the growth of cable television, has significantly altered competition for audience in the television industry. These other transmission methods can increase competition for a broadcasting station by bringing into its market distant broadcasting signals not otherwise available to the station's audience and also by serving as a distribution system for non-broadcast programming originated on the cable system. Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues because network-affiliated stations competed only with each other in most local markets. Although cable television systems were initially used to retransmit broadcast television programming to paid subscribers in areas with poor broadcast signal reception, significant increases in cable television penetration occurred throughout the 1970s and 1980s in areas that did not have signal reception problems. As the technology of satellite program delivery to cable systems advanced in the late 1970s, development of programming for cable television accelerated dramatically, resulting in the emergence of multiple, national-scale program alternatives and the rapid expansion of cable television and higher subscriber growth rates. Historically, cable operators have not sought to compete with broadcast stations for a share of the local news audience. Recently, however, certain cable operators have elected to compete for such audiences, and the increased competition could have an adverse effect on the Company's advertising revenues.

  Other sources of competition include home entertainment systems (including video cassette recorder and playback systems, videodiscs and television game devices), "wireless cable" service, satellite master antenna television systems, low power television stations, television translator stations and, most recently, direct broadcast satellite video distribution services which transmit programming directly to homes equipped with special receiving antennas.

  Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now under development for use with current cable channels or direct broadcast satellites, are expected to reduce the bandwidth required for television signal transmission. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized "niche" programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. The Company is unable to predict the effect that these or other technological changes will have on the broadcast television industry or the future results of the Company's operations.

  Programming. Competition for programming involves negotiating with national program distributors or syndicators which sell first-run and rerun packages of programming. The stations compete against in-market broadcast station competitors for exclusive access to off-network reruns (such as Roseanne) and first-run product (such as Entertainment Tonight) in their respective markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Competition for exclusive news stories and features is also endemic in the television industry.


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

  Time Warner, Inc. and Paramount Communications, Inc., each of which has recently launched a new television network, also own or control a major production studio. Outside production studios are the primary source of programming for the networks. It is uncertain whether in the future such programming, which is generally subject to short-term agreements between the studios and the networks, will be moved to the new networks.

  Advertising. Advertising rates are based upon the size of the market in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces, and development of projects, features and programs that tie advertiser messages to programming. In addition to competing with other media outlets for audience share, the Company's stations also compete for advertising revenues, which comprise the primary source of revenues for the Subsidiaries. The Company's stations compete for such advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television broadcasting station in the market does not compete with stations in other market areas. The Company's television stations are located in highly competitive markets.

NETWORK AFFILIATION AGREEMENTS

  Each of the Company's existing stations is affiliated with a network pursuant to an affiliation agreement (an "Affiliation Agreement"). WKRN, WTEN, WRIC, WATE, WBAY and WTVO are affiliated with ABC. KELO, WLNS, KLFY and WKBT are affiliated with CBS. The Quad Cities Station (KWQC) is affiliated with NBC.

  In October 1994, the Company and ABC entered into new Affiliation Agreements for five of the Company's ABC-affiliated stations. Effective August 14, 1995, the Company switched the affiliation of its then sole NBC affiliate to ABC. In addition, in October 1994, the Company and CBS entered into new Affiliation Agreements for three of the Company's CBS-affiliated stations. Such Affiliation Agreements with ABC and CBS provide for contract terms of ten years. The Affiliation Agreement for the Quad Cities Station provides for a ten-year term, with an expiration date of November 1, 2004. On April 3, 1996, the Company and CBS entered into new affiliation agreements for KELO and each of its satellite stations which expire on October 2, 2000. Each Affiliation Agreement is automatically renewed for successive terms subject to either party's right to terminate at the end of any term after giving proper notice thereof (such notice to be given at least six months in advance). Under the Affiliation Agreements, the networks also possess, under certain circumstances (such as a transfer of control or adverse changes in signal, operating hours or other mode of operation), the right to terminate the Affiliation Agreement on prior written notice ranging between 15 and 45 days depending on the Affiliation Agreement. In addition, ABC has the right upon 60 days prior notice to terminate the Affiliation Agreement with respect to an ABC-affiliated station in a particular market if it acquires a different station within such market.

  Each Affiliation Agreement provides the affiliated station with the right to broadcast all programs transmitted by the network with which it is affiliated. In exchange, the network has the right to sell a substantial majority of the advertising time during such broadcasts. In addition, for each hour that the station elects to broadcast network programming, the network pays the station a fee, specified in each Affiliation Agreement, which varies with the time of day. Typically, "prime-time" programming (Monday through Saturday from 8:00 p.m.-11:00 p.m., Eastern time, and Sunday from 7:00 p.m.-11:00 p.m., Eastern time) generates the highest hourly rates. Management believes that programming costs are generally lower for network affiliates than for independent television stations and prime-time network programs generally achieve higher ratings than non-network programs. Management believes that the Company's relationship with the networks is excellent and that all of its stations are highly valued affiliates.

  As an independent station, KCAL purchases all of its programming, resulting in proportionally higher programming costs for the station. In this regard, KCAL retains its entire inventory of advertising and all of the revenue obtained therefrom. Furthermore, KCAL enters into barter arrangements whereby program distributors may receive advertising time in exchange for the programming they provide.

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

FEDERAL REGULATION OF TELEVISION BROADCASTING

  Existing Regulation. Television broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other things, to issue, revoke and modify broadcasting licenses, determine the locations of stations, regulate the equipment used by stations, adopt regulations to carry out the provisions of the Communications Act and impose penalties for violation of such regulations. The Communications Act also prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. On February 1, 1996, the U.S. Senate and House of Representatives voted to approve the Telecommunications Act of 1996 (the "1996 Act") and the measure was signed into law by President Clinton on February 8, 1996. Provisions of the new law which affect broadcasting are highlighted in the following descriptions.

  License Grant and Renewal. In recent years, television broadcasting licenses have generally been granted or renewed for a maximum period of five years although the FCC has authority to renew for a shorter period upon a finding that the "public interest, convenience and necessity" would be served thereby. The 1996 Act lengthens the normal term for television broadcast licenses from five to eight years. The FCC has initiated a proceeding to implement the new statutory broadcast license term provisions. The 1996 Act also streamlines the license renewal process by prohibiting the FCC, upon expiration of an incumbent station's license, from considering competing applications for such licenses unless the FCC first decides that the incumbent licensee does not meet the following statutory requirements for renewal: (1) the station has served the public interest, convenience and necessity; (2) there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and (3) there have been no other violations of either the Communications Act or FCC Rules by the licensee which taken together would constitute a pattern of abuse. In making this determination, the FCC cannot consider whether the public interest would be better served by a person other than the renewal applicant. The FCC on April 12, 1996 issued an order eliminating comparative renewal hearings for broadcast applications filed after May 1, 1995 and implementing a new renewal procedure in accordance with these statutory renewal standards. At the time application is made for renewal of a television license, parties in interest may file petitions to deny, and such parties as well as members of the public may comment upon the service the station has provided during the preceding license term and urge denial of the application. In a vast majority of cases, broadcast licenses are renewed by the FCC even when petitions to deny are filed against broadcast license renewal applications. The main station licenses for the Company's stations expire on the following dates: WRIC, October 1, 1996 (an application for renewal of the WRIC license is now pending before the FCC; pursuant to
Section 307(c)(3) of the Communications Act, the station's license shall continue in effect pending final action on the renewal application by the
FCC); KLFY, June 1, 1997; WKRN, August 1, 1997; WATE, August 1, 1997; WLNS, October 1, 1997; WBAY, December 1, 1997; WKBT, December 1, 1997; WTVO, December 1, 1997; KWQC, February 1, 1998; KCLO, April 1, 1998; KELO, April 1, 1998; KDLO and KPLO (satellites of KELO), April 1, 1998; WTEN, June 1, 1999; and WCDC, WTEN's satellite station, April 1, 1999. The Company is not aware of any facts or circumstances that would prevent the renewal of the licenses for the stations at the end of the respective license terms. On June 6, 1996, the FCC released a decision granting the license renewal application of KCAL and imposing certain reporting conditions regarding the station's equal employment opportunity (EEO) records. On July 5, 1996, the National Hispanic Media Coalition ("NHMC") appealed the FCC's decision to renew the license for KCAL to the United States Court of Appeals for the District of Columbia Circuit. NHMC separately requested that the FCC delay action on the application for the transfer of control of Fidelity Television, Inc., the Disney subsidiary to which the FCC license for KCAL is issued, to the Company pending the outcome of this appeal. In granting the application for consent to the transfer of control of KCAL-TV, the FCC also denied NHMC's request that action on the transfer application be delayed pending resolution of the judicial appeal. KCAL's main station license now expires on December 1, 1998, along with all other California television stations.

  Multiple Ownership Restrictions. FCC regulations and the 1996 Act govern the multiple ownership of radio and television broadcast stations and certain other media. These rules or statutory standards include limits on the number of radio and television stations that may be owned both on a national and local basis. The 1996 Act eliminates the FCC's national ownership limits in the form of caps on the number of television and radio broadcast stations that may be commonly owned. Additionally, it raises the national audience coverage restriction on television station ownership from 25% to 35% of the national audience. On March 8, 1996, the FCC released an order modifying its national ownership rules to conform to the 1996 Act in these respects.

  On a local basis, FCC rules currently allow an entity to have an attributable interest (as defined below) in only one television station in a market (the so-called TV "duopoly" rule). In addition, FCC rules generally prohibit an individual or entity from having an attributable interest in a television station and a radio station, daily newspaper or cable television system that is located in the same local market area served by the television station. The 1996 Act leaves the television duopoly ban in place but directs the FCC to conduct a rulemaking to determine whether the restriction should be retained, modified, or eliminated. Accompanying legislative report language suggests that the FCC should permit VHF-VHF station combinations only in the most compelling circumstances. The 1996 Act also directed the FCC to modify its waiver policy with respect to the TV/radio cross-ownership restriction (the so-called "one-to-a-market" rule) by extending it to radio-television combinations in the top 50 markets. Among the other multiple ownership issues addressed by the 1996 Act are the following:

    1. It directs the FCC to revise the dual network rule to permit broadcast stations to affiliate with an entity that maintains two or more networks, unless the combination is composed of (a) two of the four existing networks (ABC, CBS, NBC, Fox) or (b) any of the four existing networks and one of the two emerging networks (WBTN, UPN). The accompanying explanatory language clarifies that Congress does not intend these limits to apply if such networks are not operated simultaneously or if there is no substantial overlap of the territory served by the group of stations comprising each network.

    2. It eliminates the network/cable cross-ownership restriction contained in FCC rules, but allows the Commission to adopt further regulations if necessary to ensure carriage, channel positioning, and nondiscriminatory treatment of nonaffiliated television stations.

    3. It grandfathers certain television Local Marketing Agreements ("LMAs") which were in existence upon enactment and are in compliance with FCC regulations. It is anticipated that the overall status of television LMAs will be further clarified in future FCC ownership proceedings.

    4. It removes the statutory prohibition on broadcast/cable cross-ownership, but leaves the FCC regulatory restriction in place. The explanatory language indicates, however, that repeal of the statutory ban should not be considered by the FCC in any future review of the rule.

    5. It requires the FCC to review its ownership rules biennially as part of its regulatory reform obligations to determine if such rules are necessary in the public interest as a result of competition.

  As noted, the FCC must issue administrative orders or conduct new or additional rulemaking proceedings to implement and/or carry out the foregoing directives of Congress in the 1996 Act. The Company is unable to predict the nature or the timing of any such changes.

  Expansion of the Company's broadcast operations in particular areas and nationwide will continue to be subject to the FCC's ownership rules and any changes the agency or Congress may adopt. At the same time, any further relaxation of the FCC's ownership rules may increase the level of competition in one or more of the markets in which the Company's stations are located, particularly to the extent that the Company's competitors may have greater resources and thereby be in a better position to capitalize on any such changes.

  Under the FCC's ownership rules, if a purchaser of the Company's Common Stock acquires an "attributable" interest in the Company and has an attributable interest in other broadcast stations, a cable television system or a daily newspaper, a violation of the Communications Act or FCC regulations could result depending on the number and location of the other broadcast stations, cable television operations, or daily newspaper attributable to such purchaser. In the case of corporations, ownership of television stations generally is "attributable" to all officers and directors of a licensee, as well as shareholders who own 5% or more of the outstanding voting stock of a licensee, except that certain institutional investors who exert no control or influence over a licensee may own up to 10% of such outstanding voting stock before attribution results. Under current

FCC regulations, debt instruments, non-voting stock and certain limited partnership interests (provided the licensee certifies that the limited partners are not "materially involved" in the management or operation of the subject media property) and voting stock held by minority shareholders in cases where there is a single majority shareholder are not generally subject to attribution. In addition, the FCC's cross-interest policy, which precludes an individual or entity from having an attributable interest in one media property and a "meaningful" (but not attributable) interest in a broadcast, cable or newspaper property in the same area, may be invoked in certain circumstances to reach interests not expressly covered by the multiple ownership rules. On January 12, 1995, the FCC released a "Notice of Proposed Rulemaking" designed to permit a "thorough review of [its] broadcast media attribution rules." Among other things, the FCC solicited comment on whether it should raise its percentage benchmarks for attribution, tighten its policies as to nonvoting stock and adopt rules for limited liability companies and other new forms of business. The FCC also solicited comment on whether, in given circumstances, multiple "cross interests" or other significant business relationships (such as time brokerage agreements, debt relationships or holdings of nonattributable interests) raise any issues or concerns with respect to diversity and competition. As noted, at present, all nonvoting stock interests and all minority stock interests where a corporation has a single majority stockholder are treated as nonattributable. In this proceeding, the FCC questions whether it should amend its rules to make such interests attributable, at least in certain circumstances.

  Alien Ownership Restrictions. The Communications Act restricts the ability of foreign entities to own or hold interests in broadcast licenses. Foreign governments, representatives of foreign governments, non-citizens, representatives of non-citizens, and corporations or partnerships organized under the laws of a foreign nation are barred from holding broadcast licenses. Non-citizens, collectively, may directly or indirectly own up to 20% of the capital stock of a licensee. The 1996 Act, however, eliminates the former complete ban on non-citizens serving as officers or directors of such licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation if more than one-fourth of the capital stock of that other corporation is owned or voted by non-citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The 1996 Act also eliminates the former restrictions in the Communications Act on non-citizens serving as officers or on the board of such holding or parent companies. The Company, which serves as a holding company for the Subsidiaries, therefore, may be restricted from having more than one-fourth of its capital stock owned directly or indirectly by non-citizens, foreign governments or foreign corporations. Recently, proposals have been initiated by the FCC and advanced by certain members of Congress that would relax the foreign ownership restrictions in certain additional respects. In a Report and Order released on November 28, 1995, the FCC modified its public interest standard for considering applications of foreign common carriers to enter the U.S. market to provide international services, but took no similar action with respect to easing the restrictions on alien ownership of broadcast licenses.

  Recent Developments, Proposed Legislation and Regulation. The FCC, in an order adopted July 28, 1995, decided to eliminate the prime time access rule ("PTAR"), effective August 30, 1996. PTAR limited a television station's ability to broadcast network programming (including syndicated programming previously broadcast over a network) during prime time hours. The elimination of PTAR could increase the amount of network programming broadcast over a station affiliated with ABC, NBC or CBS. Such elimination also could result in
(i) an increase in the compensation paid by the network to a station (due to the additional prime time during which network programming could be aired by a network-affiliated station) and (ii) increased competition for syndicated network programming that previously was unavailable for broadcast by network affiliates during prime time.

  The FCC announced by order adopted August 29, 1995 that it was rescinding its remaining financial interest and syndication ("fin-syn") rules. The fin-syn rules restricted the ability of ABC, CBS and NBC to obtain financial interests in, or participate in syndication of, prime-time entertainment programming created by independent producers for airing during the networks' evening schedules. (The FCC previously had lifted the financial interest rules and restraints on foreign syndication).

  In an order adopted August 8, 1996, the FCC established new regulations for television broadcasters under the Children's Television Act of 1990 ("CTA"). The Children's Programming Order sets a new benchmark for

TV licensees as to both the amount and the type of "educational and informational" programming that stations must broadcast for children aged 16 and younger. Beginning September 1, 1997, the FCC will institute a new "processing guideline" for considering license renewals which will have the effect of requiring television broadcasters to air at least three hours of qualifying children's programming each week. Programs will qualify only if (i) education is a "significant purpose" of the material and (ii) the educational objective and target audience age range is identified in writing. The FCC also will require commercial TV broadcasters to satisfy more detailed record-keeping requirements and provide greater information to the public regarding a station's qualifying programming.

  Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters which could, directly or indirectly, affect the operation and ownership of the Company's broadcast properties. In addition to the matters noted above, such pending or potential subject areas include, for example, the license renewal process, particularly the criteria to be applied in implementing the new renewal standard and procedure adopted in the 1996 Act, spectrum use fees, political advertising rates, potential restrictions on certain products (such as beer and wine), the rules and policies to be applied in enforcing the FCC's equal employment opportunity regulations, possible changes in the deductibility of advertising expenses, and violent and indecent programming. With respect to the latter, the 1996 Act requires the FCC to prescribe (1) on the basis of recommendations by a nonpartisan advisory committee comprised of parents, programmers, broadcasters and cable operators, guidelines and procedures for the identification and rating of video programming that contains "sexual, violent, or other indecent material" (excluding content of a political or religious nature); and (2) rules requiring distributors of rated programming to transmit such rating to permit parents to block the display of inappropriate programming. The advisory committee would be required to submit a report of its recommendation within one year after appointment. Significantly, these requirements shall take effect one year after enactment of the 1996 Act (or February 1, 1997) only if the FCC determines, in consultation with appropriate public interest groups and interested individuals, that distributors of video programming have not by such date (1) established voluntary rating rules and (2) agreed voluntarily to broadcast such ratings (see below).

  Related to the foregoing program ratings or identification scheme, the 1996 Act requires that any TV set that is either shipped in interstate commerce or manufactured domestically, and has a picture screen of 13 inches or greater, be equipped with a feature designed to enable viewers to block all programs with a common rating or label (the so-called "v-chip"). The FCC, after consulting with the TV manufacturing industry, is required to specify the effective date when the v-chip must be included, which may not be less than two years after enactment.

  Although the 1996 Act provides for expedited judicial review to challenge the constitutionality of these provisions, the broadcast industry has not yet undertaken any court appeal. Indeed, on February 29, 1996, the major networks and other leaders of the television and video distribution industries announced a commitment to attempt to develop a voluntary, industry-initiated and implemented program ratings or labeling scheme that could be used with the v-chip technology. Separately, in response to a further mandate in the 1996 Act, the FCC will require all applicants for renewal of a TV station license to submit an exhibit summarizing all written comments and suggestions received from the public and maintained by the licensee that comment on the licensee's programming characterized as violent. The Company is unable to predict the outcome of these developments or the impact they might eventually have, if any, on the operation of its stations.

  In addition, on June 15, 1995, the FCC initiated a review and update of certain long-standing rules governing the programming practices of broadcast television networks and their affiliates. Specifically, the FCC will consider whether to modify, repeal or retain the following programming-related rules:
(1) the right to reject rule which ensures that a network affiliate retains the right to reject network programming; (2) the time option rule that currently prohibits a network from holding an option to use specified amounts of an affiliate's broadcast time; (3) the exclusive affiliation rule that forbids a network from preventing an affiliate from broadcasting the programming of another network; (4) the dual network rule that prevents a single entity from owning more than one broadcast television network (separately, the FCC has revised the dual network rule pursuant to the 1996

Act); and (5) the network territorial exclusivity rule that prohibits an agreement between a network and an affiliate that would prevent another station in the same community from broadcasting a network program not taken by the affiliate, and prohibits an agreement that would prevent another station located in a different community from broadcasting any of the network's programs. Moreover, in a separate but related proceeding initiated on June 14, 1995, the FCC is considering whether to modify or repeal rules that currently forbid a network from influencing an affiliate's advertising rates during non-network broadcast time, and whether to modify or repeal a rule forbidding a network from acting as an advertising representative for the sale of non-network time.

  Other matters which could affect the Company's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry, such as the recent initiation and future expansion of direct broadcast satellite service, the continued establishment of wireless cable systems and low power television stations, and the potentially expanded role of telephone companies in the distribution of video services.

  Distribution of Video Services by Telephone Companies. Recent actions by Congress, the FCC and the courts all presage significant future involvement in the provision of video services by telephone companies. In particular, the 1996 Act completely revises the law governing cable and telephone company competition and cross-ownership by eliminating the former cable/telco cross-ownership ban and all of the FCC's current video dialtone rules. The 1996 Act does, however, retain (in modified form) prohibitions on certain cable/telco buy-outs. Prior to passage of the 1996 Act, the Cable Act of 1984 generally prohibited a local exchange carrier ("LEC") from owning a cable television system or offering video programming directly to subscribers in the LEC's local telephone service area. In recent years, the FCC has permitted LECs to provide video programming under its "video dialtone" ("VDT") common carrier regulatory scheme. The FCC's original VDT policy permitted in-service-area delivery of video programming by LECs and exempted them from the 1984 Cable Act's franchising requirements so long as the facilities of the LEC were used for transmission of video programming on a common carrier basis, a policy that had been challenged in court by both cable and telephone interests. The 1996 Act, however, explicitly nullifies these regulatory efforts.

  Instead, the 1996 Act provides telephone companies with four options for entering into the video services market, all four of which are subject to the buy-out provisions: (1) wireless entry (which is not subject to cable regulation); (2) common carrier entry (which is subject to Title II common carrier regulation, but not subject to cable regulation); (3) cable system entry (which is subject to cable regulation); and (4) "open video system" entry, which is a new mode of entry established by the 1996 Act that allows a common carrier to program 33% of its video distribution system, while making the rest of its capacity available to unaffiliated program providers. The hybrid common carrier/cable rules governing open video systems will entirely replace the FCC's former VDT rules. The open video system rules generally subject open video system operators to reduced regulation. For example, such operators are not required to obtain a local franchise, nor are they subject to rate regulation. The 1996 Act also limits fees that open video operators may have to pay to local franchising entities and clarifies that such operators are not subject to Title II common carrier requirements. Open video system operators are required, however, to comply with certain cable regulations, including the must-carry/retransmission consent requirements and the rules governing carriage of public educational and governmental channels. Under recently released FCC rules, a cable company will be permitted to operate open video systems outside of its cable franchise areas, and within its cable franchise area if it is subject to "effective competition" as defined in the Act.

  On June 3, 1996, the FCC released a Second Report and Order adopting new rules regarding open video systems under the 1996 Act. These rules, inter alia, (1) restrict the amount of capacity that a carrier or its affiliates may use to provide programming directly to subscribers; (2) prohibit an operator from discriminating among video programming providers with regard to carriage;
(3) permit an operator to carry on only one channel any video programming service that is offered by more than one programming provider; and (4) prohibit an operator from unreasonably discriminating in favor of itself and its affiliates with regard to material or information provided for the purpose of selecting programming or presenting information to subscribers. On

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

August 8, 1996, the FCC released a third Report and Order and Second Order on Reconsideration generally reaffirming its rules for open video systems.

  Although telephone companies may now provide video programming to their telephone subscribers, the 1996 Act maintains the general prohibition on cable/telco buy-outs. Neither a LEC nor any affiliate thereof may acquire more than a 10% financial interest, or any management interest, in a cable operator serving the LEC's telephone service area. Similarly, a cable operator may not acquire a 10% financial interest, or any management interest, in a LEC providing telephone exchange service within the cable operator's franchise area. Joint ventures between LECs and cable operators to provide video or telecommunications in the same market are also prohibited. The Act does provide for a number of limited exceptions to the buy-out and joint venture prohibitions.

  The 1992 Cable Act. On October 5, 1992, Congress enacted the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Cable Act"). Some of its provisions such as signal carriage, retransmission consent and equal employment opportunity requirements, have a direct effect on television broadcasting. Other provisions, some of which have been changed or substantially modified by the 1996 Act, are focused exclusively on the regulation of cable television but can still have an indirect effect on the Company because of the competition between over-the-air television stations and cable systems.

  The signal carriage, or "must carry", provisions of the 1992 Cable Act and FCC rules require cable operators to carry the signals of local commercial and non-commercial television stations and certain low power television stations. Systems with twelve or fewer usable activated channels and more than 300 subscribers must carry the signals of at least three local commercial television stations. A cable system with more than 12 usable activated channels, regardless of the number of subscribers, must carry the signals of all local commercial television stations, up to one-third of the aggregate number of usable activated channels of such system. The 1992 Cable Act also includes a retransmission consent provision that prohibits cable operators and other multichannel video programming providers from carrying broadcast stations without obtaining their consent in certain circumstances. The must carry and retransmission consent provisions are related in that television broadcasters, on a cable system-by-system basis, must make a choice once every three years whether or not to proceed under the must carry rules or to waive that right to mandatory but uncompensated carriage and negotiate a grant of retransmission consent to permit the cable system to carry the stations' signal, in most cases in exchange for some form of consideration from the cable operator.

  Under rules adopted to implement these must carry and retransmission consent provisions, local television stations were required to make their initial elections of must carry or retransmission consent by June 17, 1993. Stations that failed to elect were deemed to have their signals carried under the must carry provisions. On or before June 17, 1993, the Company elected to obtain "must carry" status on certain cable systems in each of its DMAs. This entitles the Company to carriage on those systems until December 31, 1996. In certain other situations, the Company entered into non-compensation "retransmission consent" agreements with cable systems located outside its designated market areas in order to reaffirm or add carriage in such extended areas. Finally, with respect to most cable systems located at the core of its local markets, the Company elected to pursue retransmission consent agreements whereby the cable system would compensate its stations for carriage. In several instances, agreements were reached in which the cable operator agreed to commit to purchase specific levels of advertising (or production services) in exchange for the Company granting retransmission consent (i.e., carriage), generally for a period of three years. In most of these core market situations, however, the local cable operator either refused to negotiate or failed to offer any reasonable form of compensation. In order to permit cable operators to continue to carry the Company's signals in such situations, the Company offered temporary retransmission consent agreements under which, upon 60 days notice, the Company can withdraw its consent. These agreements remain in place. Elections for the three year period commencing January 1, 1997 and ending December 31, 1999 must be made on or before October 1, 1996. The Company either has or is in the process of making such elections. The Company reached an agreement with the Home and Garden Network ("HGN") under which HGN is, on the Company's behalf, attempting to conclude more definitive retransmission agreements with certain cable operators in exchange for agreeing to carry the HGN channel. Some such agreements have been completed and others are still being negotiated. The Company is unable to predict how many such agreements will be effectuated and on what terms.


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

  On April 8, 1993, a special three-judge panel of the U.S. District Court for the District of Columbia upheld the constitutionality of the must carry provisions of the 1992 Act. However, on June 27, 1994, the U.S. Supreme Court, in a 5-4 decision, vacated the lower court's judgment and remanded the case to the District Court for further proceedings. Although the Supreme Court found the must carry rules to be content-neutral and supported by legitimate governmental interests under appropriate constitutional tests, it also found that genuine issues of material fact still remained that must be resolved on a more detailed evidentiary record. On December 12, 1995, the same three-judge panel of the District Court again upheld the constitutionality of the must carry rules. Another Supreme Court appeal is already underway, but a further decision is not expected until sometime next year. In the meantime, however, the FCC's new must carry regulations implementing the 1992 Cable Act remain in effect.

  The 1992 Cable Act also codified the FCC's basic equal employment opportunity ("EEO") rule and the use of certain EEO reporting forms currently filed by television broadcast stations. In addition, pursuant to the 1992 Cable Act's requirements, the FCC has adopted new rules providing for a review of the EEO performance of each television station at the mid-point in its license term (in addition to renewal time). Such a review gives the FCC an opportunity to evaluate whether the licensee is in compliance with the FCC's processing criteria and to notify the licensee of any deficiencies in its employment profile.

  The 1992 Cable Act was amended in several important respects by the 1996 Act. Most notably, as discussed above, the 1996 Act repeals the cross-ownership ban between cable and telephone entities and the FCC's current video dialtone rules. These provisions, among others, foreshadow significant future involvement in the provision of video services by telephone companies. The Company cannot predict the impact that telco entry into video programming will have upon the broadcasting industry.

  The 1996 Act also repeals or curtails several cable-related ownership and cross-ownership restrictions. For example, as noted above, the 1996 Act eliminates the broadcast network/cable cross-ownership limitations and the statutory prohibition on TV/cable cross-ownership.

  Advanced Television Service. The FCC has proposed the adoption of rules for implementing advanced television ("ATV") service in the United States. Implementation of digital ATV will improve the technical quality of television signals receivable by viewers, and, if implemented as anticipated, will enable television broadcasters the flexibility to provide new services, including high-definition television ("HDTV"), simultaneous multiple programs of standard definition television ("SDTV"), and data broadcasting. In mid-May, 1996, WRC-TV, the NBC owned and operated station in Washington, D.C., was chosen to create a fully operational model HDTV station as part of a joint project sponsored by the Consumer Electronics Manufacturers Association and the Association for Maximum Service Television. The station will be operated pursuant to an experimental HDTV license obtained from the FCC. Other stations may seek similar experimental authorizations.

  The FCC must, however, adopt special service rules before regular broadcasting with the new ATV technology can begin. The FCC began an ATV rulemaking proceeding in 1987 and, by late 1992, decided to assign to each existing broadcaster a second channel for the purpose of transitioning to ATV service. Under the transition plan, which would commence upon FCC adoption of the ATV transmission standard and allotment plan, broadcasters would have six years to begin ATV broadcasting on their second channel, and fifteen years to continue current "NTSC" broadcasts on their original channel. For most of this period, "simulcasting" would be required--i.e., broadcasters would be required to transmit the same programs on both the ATV and NTSC channels.

  Although the 1996 Act generally does not address this transition plan, it does direct the FCC--if the FCC issues additional licenses for ATV--to limit eligibility for such licenses to existing television broadcast licensees and to adopt regulations to permit future licensees to offer ancillary or supplementary services on designated frequencies. Such regulations, however, must preserve ATV technology and quality and cover any ancillary or supplementary service regulations applicable to analogous services (except that no ancillary or supplemental service shall have "must-carry" rights). Moreover, if an ATV licensee is directly or indirectly compensated for the provision of ancillary or supplementary services, the FCC is directed to collect an annual fee (or some other method of payment) that (1) recovers an amount that would have been recovered had such services been licensed pursuant to a spectrum auction and
(2) avoids unjust enrichment. With respect to the 1992 transition plan, the 1996 Act states that if broadcasters are issued a transition channel, either the original or additional license held by the broadcaster must be surrendered to the FCC for reallocation, reassignment, or both. Proposals have been advanced in Congress and within the current Administration to auction the returned channels for other uses.

  Other recent developments may alter the FCC's 1992 transition plan. In a 1995 further notice of proposed rulemaking, the FCC formally has questioned all of its earlier ATV decisions except for its prior determination to award second channels to existing broadcasters. For example, the agency is considering a shorter (e.g., ten year) transition period, and likely will adopt modified simulcasting rules. In the meantime, on May 9, 1996, the FCC initiated a formal proceeding looking toward final adoption of new technical standards that would govern ATV service. On August 15, 1996, the FCC issued a separate proposal for establishing an ATV channel allotment and assignment plan. The allotment proposal calls for assigning most TV broadcasters a transitional channel between channels 7-59, to be followed at the end of the transition with a "repacking" of all TV stations between channels 7-51. This allotment plan is designed to allow for reallocation of spectrum at the low and high ends of the current broadcast band for other uses. The proposal would require some broadcasters to change channels twice before they obtain their permanent ATV channel. A decision on the ATV allotment plan is expected in 1997.

  Recently, some members of Congress have proposed authorizing the FCC to auction ATV channels, which would require existing broadcasters to bid against other potential providers of ATV service. Such authority could be contained in budget legislation or a stand-alone spectrum law. Even if ATV channels are awarded without auction to existing broadcasters, the implementation of ATV will impose some near-term financial burdens on stations providing the service. At the same time, there is potential for increased revenues from new ATV services (although, as noted, subscription services will be subject to FCC fees). While the Company believes the FCC will authorize ATV, the Company cannot predict precisely when or under what conditions such an authorization will occur, when NTSC operations must cease, or the overall effect the transition to ATV might have on the Company's business.

  Direct Broadcast Satellite Systems. The FCC has authorized the provision of video programming directly to home subscribers through high-powered direct broadcast satellites ("DBS"). DBS systems currently are capable of broadcasting over 175 channels of digital television service directly to subscribers equipped with 18-inch receive dishes and decoders. Generally, the signal of local broadcast stations are not carried on DBS systems. The U.S. Copyright Office, however, recently issued an "advisory letter" in response to a request by American Sky Broadcasting in which it stated that it would not question DBS companies that file copyright statements that include the retransmission of local TV station signals within the television station's market.

  The Telecommunications Act of 1996 ("Act") gives the FCC exclusive jurisdiction over high power DBS service. The Act also preempts local (but not state) governments from imposing taxes or fees on direct-to-home ("DTH") services, including DBS, and directs the FCC to promulgate regulations prohibiting local (including state) governments from maintaining zoning regulations that restrict the use of DBS receive-only dishes in residential areas. The FCC has adopted rules to implement the statutory requirement regarding zoning issues. Finally, the Act requires that multichannel video programming distributors, such as DBS operators, scramble or block channels providing indecent or sexually explicit adult programming. The constitutionality of this provision has been challenged.

  Hughes Communications Galaxy ("Hughes"), an affiliate of General Motors Company, successfully launched its first satellite in December 1993, its second satellite in August 1994 and a third satellite in June 1995 as an in-orbit spare. The third satellite might also be used to provide additional capacity. DIRECTV, Inc. ("DIRECTV"), an affiliate of Hughes, operates 27 transponders on these satellites, enabling it to offer over 175 channels of digital programming. AT&T and DIRECTV have entered into an exclusive agreement for AT&T to market and distribute DIRECTV's DBS service and related equipment to AT&T's customer base. As part of this agreement, AT&T is making an initial investment of approximately $137.5 million to acquire 2.5% of the equity of DIRECTV with an option to increase its investment up to 30% over five years.

  United States Satellite Broadcasting ("USSB") owns and operates five transponders on Hughes' first satellite and offers a programming service separate from DIRECTV's service, with over 25 channels of programming. EchoStar Satellite Corporation ("EchoStar") launched a high power satellite in December 1995 and has been providing service since March 1996. EchoStar expects to launch its second satellite in Fall 1996. EchoStar is expected to offer as much as 125 channels (with 21 transponders) when its system is fully operational.

  In 1995, the FCC denied a request for extension of time for Advanced Communications Corporation ("ACC") to construct and launch DBS satellites and revoked ACC's permit. In January 1996, the FCC auctioned the channels previously held by ACC. For $682.5 million, MCI Telecommunications Corporation ("MCI") acquired the right to operate 28 transponders on DBS satellites located at the orbital position, previously held by ACC, capable of serving the entire continental United States. Thereafter, MCI entered into a joint venture with News Corporation Limited ("News Corp.") to provide DBS service. MCI and News Corp. are expected to provide about 175 channels of programming by the end of 1997.

  Other parties have authorizations to provide DBS service, but have not yet launched their satellites. Other parties also have applications pending before the FCC, in which they propose to provide DBS service to U.S. consumers. In addition, entities, like PRIMESTAR Partners L.P. and AlphaStar, Inc., provide up to 150 channels of programming direct-to-home via medium power fixed satellite services ("FSS"). Subscribers to FSS services generally must use 36 inch satellite receive dishes. The Company is unable to predict the effect of existing and future DTH services upon its operations.

  As part of the 1996 Act, Congress recently required the FCC to promulgate regulations to prohibit restrictions that impair a viewer's ability to receive video programming services through over-the-air reception devices, multi-point distribution service, or direct broadcast satellite services. The legislation also awards the FCC exclusive jurisdiction to regulate the provision of direct-to-home satellite services, and limits the authority of local jurisdictions to tax direct-to-home satellite service providers.

  The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, the 1996 Act, or the 1992 Cable Act, nor of the regulations and policies of the FCC thereunder. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. Also, various of the foregoing matters are now, or may become, the subject of court litigation, and the company cannot predict the outcome of any such litigation or the impact on its broadcast business.

1992 RESTRUCTURING

  As a result of recessionary conditions in the broadcast television industry and in the national economy as a whole, the Company experienced difficulties during periods of 1991 and 1992 in maintaining its cash flow at the levels required by the financial ratio covenants under its then existing long-term debt instruments. In September 1991, the lenders under the Old Credit Facility declared an event of default for failure to satisfy such covenants and, as a result, the Company was prohibited from making further payments to its subordinated debtholders during the continuance of the default. On June 11, 1992, while restructuring negotiations were continuing between the Company and the holders of its long-term debt, three subordinated debtholders filed an involuntary petition under Chapter 11 of the Bankruptcy Code against the Company, which the Company converted, for strategic reasons, to a voluntary petition on July 31, 1992. None of the Subsidiaries were joined in the petition. The voluntary petition was dismissed at the mutual request of all participants on August 25, 1992 as the

Company and its long-term debtholders had reached an agreement in principle on a restructuring of the debt and equity of the Company. The closing of the restructuring occurred on December 30, 1992.

  As part of the restructuring, the Company and its long-term debtholders entered into a series of amendments to their respective agreements which, in general, modified principal amortization schedules and covenants. Concurrently with the execution of these amendments, the Company cured all previous violations under the agreements and paid principal in the amount of $2.2 million and regular accrued interest in the amount of $9.1 million. Of $6.2 million of default interest then outstanding, $3.1 million was forgiven and $3.1 million was added to the principal amount of the debt obligations outstanding after the restructuring. In addition, $11.6 million of regular accrued interest was added to such principal amount outstanding after the restructuring. The Company and its subordinated debtholders also entered into separate agreements whereby the holders exchanged their notes for new notes, shares of redeemable non-convertible non-participating preferred stock with cumulative stated dividend rates and warrants to purchase shares of the Company's Common Stock.

  As a result of the restructuring, the Company charged an extraordinary item of $7.5 million (net of the $3.1 million of forgiven default interest) to its earnings in 1992 and recorded deferred charges of $3.7 million for legal and other professional fees.

  As part of the Financing Plan, the Company replaced the Old Credit Facility with the Senior Credit Facility and repaid all of its other then outstanding long-term debt. See "Prospectus Summary--Background."

EMPLOYEES

  As of July 31, 1996, the Company employed approximately 1,061 persons. KCAL currently employs approximately 323 employees. At WTEN (Albany, New York), approximately 32 employees are represented by Local 166, International Brotherhood of Electrical Workers ("IBEW"). The current union contract with IBEW Local 166 continues until June 30, 1998. At WTVO (Rockford, Illinois), approximately 13 employees are represented by IBEW Local 1220 under a current contract which expires on August 31, 1996. IBEW Local 166 has commenced a proceeding before the National Labor Relations Board to require the Company to bargain with it for an additional 12 employees employed in a production unit at WTVO. The Company believes it has no obligation to bargain for such a unit and is contesting the proceedings. At KWQC (Quad Cities), approximately 32 employees are represented by IBEW Local 825. The Company and IBEW Local 825 are in the process of bargaining a first union contract. At KCAL (Los Angeles, California), approximately 32 employes are represented by the American Federation of Television and Radio Artists ("AFTRA") under a current union contract which continues until January 31, 1998; approximately 11 employees are represented by the International Alliance of Theatrical Stage Employees and Moving Picture Machine Operators ("IATSE") under a current union contract which continues until April 30, 1999; approximately 110 employees are represented by IBEW Local 45 under a current union contract which continues until October 31, 1998; and approximately 8 employees are represented by the Directors Guild of America ("DGA") which is in the process of negotiating a successor union contract with KCAL. No other employees of the Company are represented by unions. The Company believes its relations with its employees are satisfactory.

PROPERTIES

  The Company's principal executive offices are located at 599 Lexington Avenue, New York, New York 10022. The Company leases approximately 7,600 square feet of space in New York under a ten-year lease agreement expiring in the year 2000 (the "Master Lease"). Approximately 5,900 square feet of the Company's leasehold has been sublet to Adam Young Inc., an affiliate of the Company, for the balance of the term under the Master Lease. Vincent J. Young, the Company's Chairman, and Adam Young, the Company's Treasurer, collectively beneficially own all of the outstanding capital stock of Adam Young Inc. The terms of the lease were negotiated on an arms-length basis. The Company believes that the rent under the lease is at rates comparable to other subleases for office space in New York City at such location. See "Certain Transactions."

  The types of properties required to support television stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in downtown or business districts. The transmitter sites and antenna sites are generally located in elevated areas so as to provide maximum market coverage. The following table contains certain information describing the general character of the Company's properties, including properties to be acquired pursuant to the KCAL Acquisition:

                       METROPOLITAN AREA           OWNED OR
                            AND USE                 LEASED     APPROXIMATE SIZE
                ------------------------------- -------------- ----------------
KCAL(1)........ Los Angeles, California
                -----------------------
                Office and studio               Owned           30,000 sq. ft.
                Office and studio               Leased          18,000 sq. ft.
                Transmission tower site         Leased          60,000 sq. ft.
WKRN........... Nashville, Tennessee
                --------------------
                Office and studio               Owned           43,100 sq. ft.
                Transmission tower site         Owned           49 acres
WTEN........... Albany, NY
                ----------
                Office and studio               Owned           40,000 sq. ft.
                New Scotland, NY
                ----------------
                Transmission tower site         Owned           2,800 sq. ft.
WRIC .......... Richmond, VA
                ------------
                Office and studio               Owned           44,000 sq. ft.
                Land                            Owned           4 acres
                Petersburg, VA
                --------------
                Transmission site               Lease of space  --
                                                on tower
                Chesterfield Co., VA (2)
                ------------------------
                Transmission tower and building Owned
WATE........... Knoxville, TN
                -------------
                Office and studio               Owned           34,666 sq. ft.
                Land                            Owned           2.65 acres
                Knox County, TN
                ---------------
                Transmitter building            Owned           3,532 sq. ft.
                Land                            Owned           9.5 acres
                House Mountain, TN
                ------------------
                Prospective tower site          Owned           5 acres
WBAY........... Green Bay, WI
                -------------
                Office and studio               Owned           90,000 sq. ft.
                Land                            Owned           1.77 acres
                DePere, WI
                ----------
                Transmission tower site         Owned           3.51 acres

--------
(1) To be acquired pursuant to the KCAL Acquisition.
(2) Station owns tower structure and related building, with non-exclusive easement for access to underlying property, which is owned by a third party.

                    METROPOLITAN AREA              OWNED OR
                         AND USE                    LEASED   APPROXIMATE SIZE
       ------------------------------------------- -------- -------------------
KWQC.. Davenport, Iowa
       ---------------
       Office and Studio                            Owned   59,786 sq. ft.
       Garage                                       Owned   1,350 sq. ft.
       Land                                         Owned   86,978 sq. ft.
       Alternate Satellite Dish Site                Leased  900 sq. ft.
       Bettendorf, Iowa
       ----------------
       Building                                     Owned   5,520 sq. ft.
       Transmission Tower Site                      Owned   68.688 acres (2
                                                            parcels)
       Auxiliary Transmitter Site                   Leased  200 sq. ft. (plus
                                                            easement for tower
                                                            anchors and guy
                                                            wires for tower
                                                            located on adjacent
                                                            owned property)
KELO.. Sioux Falls, South Dakota
       -------------------------
       Land, office, studio and transmission tower  Owned   23,700 sq. ft.
       Reliance, South Dakota
       ----------------------
       Transmission tower                           Owned   10.46 acres
       Rapid City, South Dakota
       ------------------------
       Office and studio                            Leased  3,555 sq. ft.
       Transmission tower                           Owned   1 acre
       Philip, South Dakota
       --------------------
       Transmission tower                           Leased  8.23 acres
       Wall, South Dakota
       ------------------
       Transmission tower                           Leased  4 acres
       Beresford, South Dakota
       -----------------------
       Transmission tower                           Leased  2.1 acres
       DeSmet Township, South Dakota
       -----------------------------
       Transmission tower                           Owned   24,000 sq. ft.
       Garden City, South Dakota
       -------------------------
       Transmission tower                           Owned   1 acre
       Auxiliary transmission tower                 Owned   1 acre
       Farmer, South Dakota
       --------------------
       Transmission tower                           Owned   1 acre
       Mt. Vernon, South Dakota
       ------------------------
       Transmission tower                           Owned   1 acre
       White Lake, South Dakota
       ------------------------
       Transmission tower                           Owned   1 acre
       New Underwood, South Dakota
       ---------------------------
       Transmission tower                           Leased  200 sq. ft.

                                  METROPOLITAN AREA    OWNED OR
                                       AND USE          LEASED  APPROXIMATE SIZE
                               ----------------------- -------- ----------------
WLNS.......................... Lansing, Michigan
                               -----------------
                               Office and studio        Owned   19,000 sq. ft.
                               Land                     Owned   5 acres
                               Meridian, Michigan
                               ------------------
                               Transmission tower site  Owned   40 acres
KLFY.......................... Lafayette, Louisiana
                               --------------------
                               Office and studio        Owned   25,000 sq. ft.
                               Land                     Owned   3 acres
                               Maxie, Louisiana
                               ----------------
                               Transmission tower site  Leased  22,500 sq. ft.
WKBT.......................... La Crosse, Wisconsin
                               --------------------
                               Office and studio        Owned   12,600 sq. ft.
                               Gailesville, Wisconsin
                               ----------------------
                               Transmission tower site  Owned   133,600 sq. ft.
WTVO.......................... Rockford, Illinois
                               ------------------
                               Office and studio        Owned   15,200 sq. ft.
                               Land                     Owned   14 acres

LEGAL PROCEEDINGS

  The Company currently and from time-to-time is involved in litigation incidental to the conduct of its business. There are no pending legal proceedings to which the Company or any of the Subsidiaries is a party, or to which any of their respective properties is subject, which, in the opinion of Company management, is likely to have a material adverse effect on the Company's business or financial condition.

                                  MANAGEMENT

  The executive officers and directors of the Company are as follows:

     NAME                       AGE         POSITION
     ----                       ---         --------
     Vincent J. Young            48         Chairman and Director
     Adam Young                  83         Treasurer and Director
     Ronald J. Kwasnick          49         President and Director
     James A. Morgan             47         Executive Vice President and Secretary
     Deborah A. McDermott        42         Executive Vice President-Operations
     Bernard F. Curry            78         Director
     Alfred J. Hickey, Jr.       60         Director
     Leif Lomo                   67         Director
     Michael S. Willner          44         Director

  Vincent J. Young has been the Chairman and a director of the Company since its inception in 1986. Mr. Young is also a member of the Compensation and Audit Committees of the Company. Mr. Young co-founded the Company with Adam Young. Vincent Young is also a director and the President of each of the corporate Subsidiaries. Currently, he is also the Chairman and a director of Adam Young Inc., a national television representation firm, a position he has held since 1980. Prior to becoming the Chairman of the Company, he worked at Adam Young Inc. for ten years in various marketing and representative capacities, including Vice-President, General Sales Manager, Eastern Sales Manager and Manager of the Chicago office. Vincent Young is the son of Adam Young.

  Adam Young has been the Treasurer and a director of the Company since its inception. Mr. Young is also a director and an executive officer of each of the corporate Subsidiaries. Mr. Young founded Adam Young Inc. in 1944 and has been active in television station representation since that time. Mr. Young is currently the Treasurer and a director of Adam Young Inc. Prior to the formation of the Company, Mr. Young owned minority interests in two radio stations, and a 30% interest in a television station in Youngstown, Ohio. Mr. Young served on the Board of Directors of the Television Advertising Bureau from 1977 to 1979 and has twice been President of the Station Representative Association, initially from 1955 through 1957, then from 1978 through 1980.

  Ronald J. Kwasnick has been the President of the Company since its inception and became a director in December 1994. From 1986 to 1989, Mr. Kwasnick was also the General Manager of WLNS, the Company's station in the Lansing, Michigan market. Mr. Kwasnick joined the Company in 1986, after working as Executive Vice President/Television for Adams Communications since 1984, where he served as General Manager of a group of network-affiliated television stations. Previously, since 1980, he had been the General Manager and President of WILX in Lansing, Michigan. Prior to that, he spent ten years working in various television sales management positions.

  James A. Morgan joined the Company as its Executive Vice President in March 1993 and became the Secretary of the Company in September 1994. Mr. Morgan is also the Executive Vice President and Secretary of each of the corporate Subsidiaries. From 1984 until he joined the Company, he was a director and Senior Investment Officer at J.P. Morgan Capital Corporation involved in investing the firm's own capital in various leveraged and early growth stage companies.

  Deborah A. McDermott became the Executive Vice President--Operations of the Company in May 1996, and has been General Manager of WKRN, the Company's ABC network affiliate serving the Nashville, Tennessee market, since 1990. From 1986 to 1989, when WKRN was acquired by the Company, and thereafter through February 1990, she was Station Manager of that station.

  Bernard F. Curry, a director of the Company since December 1994, serves as Chairman of the Company's Audit Committee. Mr. Curry served from 1982 as a director and from December 1992 as the Chairman of the

Audit Committee of Morgan Trust Company of Florida, N.A. until it was merged into J.P. Morgan Florida, FSB in January 1994. He has served the surviving bank in the same capacities since August 1991. The surviving bank is an indirect wholly-owned subsidiary of J.P. Morgan & Co. Incorporated.

  Alfred J. Hickey, Jr., a director of the Company since December 1994, is a member of the Company's Compensation Committee. In May 1990, Mr. Hickey became the Vice President--Institutional Sales of Legg Mason, a brokerage firm, and acted in such capacity until May 1991. Mr. Hickey was a private investor from May 1991 until June 1993 when he became the Vice President--International Sales of Southeast Research Partners, a brokerage firm, and acted in such capacity until October 1994. Mr. Hickey is currently a private investor.

  Leif Lomo, a director of the Company since December 1994, is a member of the Company's Audit Committee. Mr. Lomo is currently the President of Marley Pump, a division of United Dominion Company, which is principally engaged in the manufacture and marketing of submersible pumps for small water well applications and the distribution of gasoline. From 1987 to 1994, Mr. Lomo served as the Chairman of A.B. Chance Industries, Inc., a manufacturer of electricity-related equipment. Prior to its acquisition by Hubbell Incorporated in April 1994, Mr. Lomo also acted as President and Chief Executive Officer of A.B. Chance Industries, Inc.

  Michael S. Willner, a director of the Company since December 1994, serves as Chairman of the Company's Compensation Committee. Mr. Willner co-founded and has served as President and Chief Operating Officer of Insight Communications Company, L.P., a cable television operator, since 1985. Prior to that, he served as Chief Operating Officer of Vision Cable Communications, Inc., part of the Newhouse family's holdings in the cable television industry. Mr. Willner currently serves as a director of International CableTel Incorporated and is a member of the Board of Directors of the National Cable Television Association.

  Each of Vincent Young, Adam Young and Ronald Kwasnick was a director and/or executive officer of the Company at the time of the June 1992 filing of an involuntary petition under Chapter 11 of the Bankruptcy Code against the Company. See "Business--1992 Restructuring."

  All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualify. All executive officers serve at the discretion of the Board of Directors.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

  The following table summarizes the compensation for services rendered to the Company paid in 1993, 1994 and 1995 to the Chief Executive Officer and the Company's other executive officers serving as such as of the end of 1995.

                          SUMMARY COMPENSATION TABLE

                                                                  LONG-TERM
                                   ANNUAL COMPENSATION       COMPENSATION AWARDS
                               ---------------------------- ------------------------
                                                            RESTRICTED    SECURITIES
                                               OTHER ANNUAL   STOCK       UNDERLYING  ALL OTHER
        NAME AND               SALARY   BONUS  COMPENSATION   AWARDS       OPTIONS   COMPENSATION
   PRINCIPAL POSITION     YEAR   ($)     ($)      ($)(1)      ($)(2)         (#)        ($)(3)
------------------------  ---- ------- ------- ------------ ----------    ---------- ------------
Vincent J. Young........  1995 650,000 164,486    23,801           --      266,250      4,500
Chairman (CEO)            1994 522,325 160,000        --    1,011,750           --      4,500
                          1993 469,680      --        --    1,011,750           --      2,538
Adam Young..............  1995 200,000  35,000        --           --           --         --
Treasurer                 1994 200,000  20,000        --           --           --         --
                          1993 200,000      --        --           --           --         --
Ronald J. Kwasnick......  1995 335,000  76,512     5,034           --       32,000      4,500
President                 1994 270,000  80,000        --      356,750(4)        --      4,500
                          1993 240,261  14,000        --      134,900           --      2,538
James A. Morgan.........  1995 280,000  60,577     4,704           --      157,125      4,500
Executive Vice President  1994 225,000  65,000        --      268,441(5)        --      4,500
                          1993 187,636      --        --      101,175           --      1,876

--------
(1) Reflects the forgiveness of loans which were made to employees in 1994 and 1995 for the purpose of satisfying their federal income tax withholding requirements related to non-cash compensation paid in the form of shares of Common Stock. See "1995 Stock Option Plan" below.
(2) 1994 data includes amounts relating to shares of Class B Common Stock which were awarded pursuant to the Company's Incentive Stock Grant Program on November 14, 1994 with respect to 1994 performance. 1993 data includes amounts relating to shares of Class B Common Stock which were awarded pursuant to the Company's Incentive Stock Grant Program in August 1994 with respect to 1993 performance. All such shares were valued at $19, the initial public offering price for the Company's Class A Common Stock, as follows: Vincent Young, $1,011,750 for 1994 and 1993; Ronald Kwasnick, $141,645 for 1994 and $134,900 for 1993; James Morgan, $128,155 for 1994
    and $101,175 for 1993. The foregoing shares were registered by the Company in November 1995 pursuant to a Form S-8 Registration Statement under the Securities Act of 1933.
(3) Reflects employer contributions to the Company's 401(k) Plan on behalf of the named executive officers. For 1994 and 1995, such contributions were made in the form of shares of Class A Common Stock valued at fair market value on the date of issuance.
(4) Includes amounts relating to 65,320 shares of Class B Common Stock issued in February 1994 relating to a former employment agreement.
(5) Includes amounts relating to 42,600 shares of Class B Common Stock issued in March 1994 pursuant to the terms of an employment agreement dated as March 1, 1993.

  The following table sets forth information concerning individual grants of stock options made during 1995 to the named executive officers in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                          INDIVIDUAL GRANTS
--------------------------------------------------------------------------
                                                                                POTENTIAL
                                                                           REALIZABLE VALUE AT
                                                                             ASSUMED ANNUAL
                         NUMBER OF     PERCENT OF                            RATES OF STOCK
                         SECURITIES   TOTAL OPTIONS EXERCISE               PRICE APPRECIATION
                         UNDERLYING    GRANTED TO    OF BASE               FOR OPTION TERM(1)
                           OPTION     EMPLOYEES IN  PRICE PER   EXPIRATION -------------------
          NAME            GRANTED      FISCAL YEAR    SHARE        DATE      5%($)    10%($)
          ----           ----------   ------------- ---------   ---------- --------- ---------
Vincent J. Young........  251,061(2)      37.5%      $19.75(3)  2/10/2000  1,369,292 3,027,186
                           15,189(4)       2.3       21.725(5)  2/10/2000     91,168   201,457
Adam Young..............       --           --           --            --         --        --
Ronald J. Kwasnick......   32,000(6)       4.8        19.75(3)  2/10/2000    174,610   385,842
James A. Morgan.........  133,125(7)      19.9        19.75(8)  2/15/2000    726,405 1,605,164
                           24,000(9)       3.6        19.75(3)  2/10/2000    130,957   289,382

--------
(1) The assumed annual rates of appreciation of 5% and 10% would result in the price of the Company's Class A Common Stock increasing to $36.05 and $45.50, respectively. For the period from November 7, 1994 through December 31, 1995, the cumulative total return of the Company's Class A Common Stock has increased 49%.
(2) 122,999 shares are presently exercisable, and 128,062 shares are exercisable beginning February 10, 1997.
(3) The exercise price was established at the market price on the date of grant, February 10, 1995.
(4) 10,126 shares are presently exercisable, and 5,063 shares are exercisable beginning February 10, 1997.
(5) The exercise price was established at 110% of the market price on the date of grant, as this option is an "incentive" stock option and Mr. Young possesses more than 10% of the total voting power of the Company's Common Stock. See "1995 Stock Option Plan" below.
(6) 16,000 shares are presently exercisable, and 16,000 shares are exercisable beginning February 10, 1997.
(7) 106,500 shares are presently exercisable, and 26,625 shares are exercisable beginning September 1, 1996.
(8) The exercise price was established at the market price on February 10, 1995. The market price on the date of grant, February 15, 1995, was $22.00.
(9) 12,000 shares are presently exercisable, and 12,000 shares are exercisable beginning February 10, 1997.

  The following table sets forth information at fiscal year-end 1995 concerning stock options held by the named executive officers in the Summary compensation Table. No options were exercised during 1995.

                         FISCAL YEAR-END OPTION VALUES

                               NUMBER OF SECURITIES
                              UNDERLYING UNEXERCISED   VALUE OF UNEXERCISED IN-
                              OPTIONS AT FISCAL YEAR-    THE-MONEY OPTIONS AT
                                        END                 FISCAL YEAR-END
                             ------------------------- -------------------------
             NAME            EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
             ----            ----------- ------------- ----------- -------------
   Vincent J. Young.........    5,063       261,187     $ 33,036    $2,200,091
   Adam Young...............       --            --           --            --
   Ronald J. Kwasnick.......    5,063        26,937       43,036       228,965
   James A. Morgan..........   58,313        98,812      495,661       839,902

  Those directors who are not also employees of the Company receive as an annual retainer five year options, having a fair market value exercise price, to purchase 1,200 shares of Class A Common Stock, and also receive reimbursement of out-of-pocket expenses incurred for each Board or committee meeting attended. Nonemployee directors also receive, upon becoming a director, a five-year option to purchase up to 1,000 shares of Class A Common Stock at an exercise price equal to 120% of the quoted price on the date of grant. No other directors are compensated for services as a director.

EMPLOYMENT AGREEMENT

  The Company has an employment agreement with James A. Morgan, Executive Vice President of the Company. The term of Mr. Morgan's employment agreement expires 90 days after the date on which the Company gives notice of termination. Under the agreement, Mr. Morgan's base salary is $225,000. However, such amount may be increased at the discretion of the Board of Directors, which has approved an increase in Mr. Morgan's base salary to $322,500 effective as of January 1, 1996. The agreement provides for the payment of his base salary for twelve months after termination other than by reason of disability, death or breach of the agreement. Pursuant to the agreement, 21,300 shares of Common Stock were issued to Mr. Morgan on March 1 of each of 1993 and 1994. The agreement also provided for the issuance of 21,300 additional shares on March 1 of each of 1995 and 1996 as well as 10,650 additional shares on September 1, 1996. However, effective as of February 15, 1995, the employment agreement was amended to provide for the grant of options under the Company's 1995 Stock Option Plan in lieu of the future issuance of shares on the basis of two and one-half option shares for each share which was to be issued. See "1995 Stock Option Plan" below. The exercise dates for the options and the adjusted number of shares available for exercise are in accordance with the original provisions of the employment agreement relating to the issuance of shares.

401(K) PLAN

  The Company maintains a retirement plan (the "401(k) Plan") established in conformity with Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), covering all of the eligible employees of the Company and Adam Young Inc., an affiliate of the Company. Pursuant to the 401(k) Plan, employees may elect to defer up to 15% of their current pre-tax compensation and have the amount of such deferral contributed to the 401(k) Plan. The maximum elective deferral contribution was $9,240 in 1995, subject to adjustment for cost-of-living in subsequent years. Certain highly compensated employees may be subject to a lesser limit on their maximum elective deferral contribution. The 401(k) Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by the Company up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by the Company. For 1993, the Company made non-matching cash contributions on behalf of all eligible employees in 1993, in an amount equal to 1% of 1993 compensation, or $150,000 in the aggregate. For 1994, the Company made non-matching contributions of shares of Class A Common Stock equal to 3% of 1994 compensation, or $471,888, in the aggregate. The Company effected such contribution by issuing an aggregate of 21,696 shares of Class A Common Stock as of March 14, 1995, which shares had a quoted price on that date of $21.75 per share. For 1995, the Company also made non-matching contributions of shares of Class A Common Stock equal to 3% of 1995 compensation, or $728,669 in the aggregate, by issuing an aggregate of 27,685 of such shares as of January 5, 1996, which shares had a quoted price on that date of $26.32 per share. The 401(k) Plan is qualified under Section 401 of the Code so that contributions by employees and employer, if any, to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Currently, the members of the compensation committee are Michael S. Willner, Alfred J. Hickey, Jr. and Vincent J. Young, the Company's Chairman.

1995 STOCK OPTION PLAN

  On February 6, 1995, the Company adopted the Young Broadcasting Inc. 1995 Stock Option Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Company and its stockholders by strengthening the Company's ability to attract and retain competent employees, to make service on the Board of Directors of the Company more attractive to present and prospective non-employee directors and to provide a means to encourage stock ownership and proprietary interest in the Company by officers, non-employee directors and valued employees and other individuals upon whose judgment, initiative and efforts the financial growth of the Company largely depend.

  The Plan may be administered by either the entire Board of Directors of the Company or a committee consisting of two or more members of the Board of Directors, each of whom is a "disinterested person" within the meaning of Rule 16b-3 promulgated under the Exchange Act. The Board of Directors or committee, as the case may be, is to determine, among other things, the recipients of grants, whether a grant will consist of incentive stock options ("ISOs"), nonqualified stock options or stock appreciation rights ("SARs") (in tandem with an option or free-standing) or a combination thereof, and the number of shares to be subject to such options. ISOs may be granted only to officers and key employees of the Company and its subsidiaries. Nonqualified stock options and SARs may be granted to such officers and employees as well as to agents and directors of and consultants to the Company, whether or not otherwise employees of the Company.

  The Plan provides for the granting of ISOs to purchase the Company's Common Stock at not less than the fair market value on the date of the option grant and the granting of nonqualified options and SARs with any exercise price. SARs granted in tandem with an option have the same exercise price as the related option. The total number of shares with respect to which options and SARs may be granted under the Plan is currently 1,000,000. As of August 30, 1996, options for an aggregate of 4,800 shares of Class A Common Stock and 637,188 shares of Class B Common Stock had been granted to various individuals, including Vincent Young, Ronald Kwasnick, James Morgan and Deborah McDermott. As of August 30, 1996, the Company had not granted any SARs. The Plan contains certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an optionee during the calendar year exceeds $100,000, the option will be treated as a nonqualified option. In addition, if an optionee owns more than 10% of the total voting power of all classes of the Company's stock at the time the individual is granted an ISO, the option price per share cannot be less than 110% of the fair market value per share and the term of the ISO cannot exceed five years. No option or SAR may be granted under the Plan after February 5, 2005, and no option or SAR may be outstanding for more than ten years after its grant.

  Upon the exercise of an option, the holder must make payment of the full exercise price. Such payment may be made in cash, check or, under certain circumstances, in shares of any class of the Company's Common Stock, or any combination thereof. SARs, which give the holder the privilege of surrendering such rights for the appreciation in the Common Stock between the time of the grant and the surrender, may be settled, in the discretion of the Board or committee, as the case may be, in cash, Common Stock, or in any combination thereof. The exercise of an SAR granted in tandem with an option cancels the option to which it relates with respect to the same number of shares as to which the SAR was exercised. The exercise of an option cancels any related SAR with respect to the same number of shares as to which the option was exercised. Generally, options and SARs may be exercised while the recipient is performing services for the Company and within three months after termination of such services.

  The Plan may be terminated at any time by the Board of Directors, which may also amend the Plan, except that without stockholder approval, it may not increase the number of shares subject to the Plan or change the class of persons eligible to receive options under the Plan.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information as of August 30, 1996, before and after giving effect to the issuance of shares of Class A Common Stock pursuant to the Offerings, regarding the beneficial ownership of the Company's Common Stock by (i) each executive officer and director of the Company, (ii) each stockholder known by the Company to beneficially own 5% or more of such Common Stock, (iii) the Selling Stockholders and (iv) all directors and executive officers as a group. Except as otherwise indicated, the address of each beneficial holder of 5% or more of such Common Stock is the same as the Company. The table assumes that the Underwriters' over-allotment option is not exercised.

                                    CLASS A COMMON STOCK
                          ------------------------------------------------------
                              BEFORE                                                CLASS B
                             OFFERING            SHARES   AFTER OFFERING          COMMON STOCK
                          ---------------------   BEING   ---------------------- --------------------------
    BENEFICIAL OWNER       NUMBER           %    OFFERED   NUMBER            %    NUMBER                %
    ----------------      ---------        ---- --------- ---------        ----- ---------             ----
Vincent J. Young........      4,363(2)(3)     *       --      4,363(2)(3)      * 1,018,830(4)(5)(6)(7) 47.1
Adam Young..............        --          --        --        --           --    963,425(4)(8)       47.5
Ronald J. Kwasnick......        379(3)        *       --        379(3)         *   104,395(7)(9)        5.1
James A. Morgan.........        679(3)(10)    *       --        679(3)(10)     *   199,795(7)(11)       9.2
Deborah A. McDermott....      1,179(3)        *       --      1,179(3)         *    25,555(7)(12)       1.2
Richard Young...........      1,000           *       --      1,000            *   136,016(5)           6.7
The Goldman Sachs Group,
 L.P. and certain
 affiliates(13).........  2,079,375        29.9 1,125,086   954,289          7.8       --               --
 85 Broad Street
 New York, NY 10004
Capital Cities/ABC,
 Inc.(14)...............  2,250,000        31.5       --        --           --        --               --
 77 West 66th Street
 New York, NY 10023
Putnam Investments, Inc.
 and Affiliates(15).....    881,950        18.1       --    881,950          7.8       --               --
 One Post Office Square
 Boston, MA 02109
ITT Hartford Group, Inc.
 and Affiliates(16) ....    292,500         6.0       --    292,500          2.6       --               --
 Hartford Plaza
 Hartford, CT 06115
Estate of Henry Kramer..     42,387           *    23,111    19,276            *       --               --
IAI Stock Fund..........      4,331           *     2,362     1,969            *       --               --
IAI Value Fund..........      1,207           *       657       550            *       --               --
Bernard F. Curry(17)....      3,200           *       --      3,200            *       --               --
Alfred J. Hickey,             2,200           *       --      2,200            *       --               --
Jr.(17).................
Leif Lomo(17)...........      3,200           *       --      3,200            *       --               --
Michael S. Willner(17)..     12,200           *       --     12,200            *       --               --
All directors and
 executive officers, as      27,400           *       --     27,400            * 2,244,550             96.1
 a group................
                             PERCENT OF VOTE
                          AS A SINGLE CLASS(1)
                          -------------------------
                            BEFORE       AFTER
    BENEFICIAL OWNER       OFFERING     OFFERING
    ----------------      ------------ ------------
Vincent J. Young........          38.4         31.0
Adam Young..............          38.3         30.5
Ronald J. Kwasnick......           4.1          3.3
James A. Morgan.........           7.5          6.1
Deborah A. McDermott....           1.0          1.0
Richard Young...........           5.4          4.3
The Goldman Sachs Group,
 L.P. and certain
 affiliates(13).........           7.6          2.9
 85 Broad Street
 New York, NY 10004
Capital Cities/ABC,
 Inc.(14)...............           8.2          --
 77 West 66th Street
 New York, NY 10023
Putnam Investments, Inc.
 and Affiliates(15).....           3.5          2.8
 One Post Office Square
 Boston, MA 02109
ITT Hartford Group, Inc.
 and Affiliates(16) ....           1.2          1.0
 Hartford Plaza
 Hartford, CT 06115
Estate of Henry Kramer..             *            *
IAI Stock Fund..........             *            *
IAI Value Fund..........             *            *
Bernard F. Curry(17)....             *            *
Alfred J. Hickey,                    *            *
Jr.(17).................
Leif Lomo(17)...........             *            *
Michael S. Willner(17)..             *            *
All directors and
 executive officers, as           79.5         64.8
 a group................

                                            (Footnotes begin on following page)

--------
* Less than 1%.
(1) Holders of Class A Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to certain significant transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise required by law.
(2) Includes 2,812 shares held by his wife.
(3) Includes 379 shares held through the 401(k) Plan.
(4) Includes 67,450 shares of Class B Common Stock held by Adam Young Inc., of which Adam Young and Vincent Young are executive officers and directors, and of which they together beneficially own all of the outstanding voting shares.
(5) Includes 136,016 shares of Class B Common Stock held pursuant to an agreement dated as of July 1, 1991 which established a voting trust for the benefit of family members of management, for which Vincent Young and Richard Young act as trustees. During the term of the voting trust, which expires July 1, 2001, the trustees have the sole right to vote the shares subject to the trust. If the trustees cannot agree as to how the shares shall be voted, each trustee will vote 50% of the shares.
(6) Includes 133,125 shares issuable upon the exercise of options granted pursuant to the Plan, 10,126 of which are exercisable at $21.725 per share and 122,999 of which are exercisable at $19.75 per share.
(7) Does not include those shares issuable upon the exercise of options granted pursuant to the Plan which are not exercisable within 60 days.
(8) Includes 100,000 shares held by his wife.
(9) Includes 16,000 shares issuable upon the exercise of options granted pursuant to the Plan which are exercisable at $19.75 per share.
(10) Includes shares held by a family trust.
(11) Includes 145,125 shares issuable upon the exercise of options granted pursuant to the Plan which are exercisable at $19.75 per share.
(12) Includes 11,000 shares issuable upon the exercise of options granted pursuant to the Plan which are exercisable at $19.75 per share.
(13) Includes shares beneficially owned by certain investment limited partnerships of which affiliates of The Goldman Sachs Group, L.P. ("GS Group") are the general partners or managing general partners. Broad Street Investment Fund I, L.P. owns 1,557,172 shares of Class C Common Stock; Stone Street Fund 1987 owns 47,925 shares of Class C Common Stock; Stone Street Fund 1988 owns 49,132 shares of Class C Common Stock; Stone Street Fund 1989 owns 58,646 shares of Class C Common Stock; Bridge Street Fund 1987 owns 19,951 shares of Class C Common Stock; Bridge Street Fund 1988 owns 11,999 shares of Class C Common Stock; and Bridge Street Fund 1989 owns 24,708 shares of Class C Common Stock. Also includes 293,940 shares of Class C Common Stock owned by Goldman, Sachs & Co. and 15,902 shares of Class A Common Stock held in customer accounts with respect to which Goldman, Sachs & Co. exercises voting or investment authority, or both. GS Group shares voting and dispositive power with respect to all shares shown as beneficially owned by them. GS Group disclaims beneficial ownership of shares held (a) by the investment limited partnerships to the extent partnership interests in such partnerships are held by persons other than GS Group and its affiliates and (b) in customer accounts.
(14) Includes 1,500,000 shares of the Company's non-voting Class C Common Stock, which are convertible on a one-to-one basis into shares of the Company's Class A Common Stock, and 750,000 shares of Class C Common Stock underlying the ABC Warrants, which shares and ABC Warrants are to be repurchased by the Company upon completion of the Offerings. See "Certain Transactions." The Walt Disney Company, by virtue of its ownership of all of the outstanding common stock of Capital Cities/ABC, Inc., is also deemed a beneficial owner of such shares.
(15) Includes shares beneficially owned by Putnam Investment Management, Inc., The Putnam Advisory Company, Inc. and Putnam New Opportunities Fund, subsidiaries of Putnam Investments, Inc. ("PI"), as reported in a
     Schedule 13G filed by PI in June 1996. PI is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MM"). PI and MM have disclaimed beneficial ownership of such shares pursuant to Rule 13d-4 under the Exchange Act.
(16) Includes shares beneficially owned by Hartford Investment Management Company, Inc., a subsidiary of ITT Hartford Group, Inc. ("ITT"), and Hartford Capital Appreciation Fund, Inc., as reported in a Schedule 13G filed by ITT in February 1996.
(17) Includes 1,000 shares issuable upon the exercise of stock options exercisable at $20.70 per share, and 1,200 shares issuable upon the exercise of options granted pursuant to the Plan which are exercisable at $28.00 per share.

                             CERTAIN TRANSACTIONS

  Adam Young Inc. ("AYI"), wholly-owned by Adam Young and Vincent Young, is a national representation firm which procures national advertising on behalf of television stations in the United States. AYI has entered into sales representative agreements with each of the Company's eleven television stations. AYI received commissions of approximately $3.8 million in the aggregate from the Company's stations in 1995. In addition, at December 31, 1995, the Company's stations had accrued commissions payable to AYI of approximately $266,000. AYI procured approximately $51.5 million of total advertising time for the Company's stations in 1995. The Company believes that the terms of the agreements between AYI and the stations are no less favorable to the Company than could be obtained from other national representation firms.

  The Company has entered into a sublease (the "Sublease") with AYI for the use of approximately 5,900 square feet of office space together with furnishings and equipment at the Company's principal executive offices. The Sublease expires on September 30, 2000, the expiration date of the Company's underlying lease. The Sublease provided for a monthly rental of $43,000 until September 1, 1995, and presently provides for a monthly rental of $44,964 through the end of the term. In addition, AYI must pay a certain percentage of the taxes, expenses and other amounts payable by the Company pursuant to the underlying lease. The Company received a total of $537,000 in rental and other payments from AYI in 1995 pursuant to the Sublease. The Company may terminate the Sublease by giving prior notice to AYI. The terms of the lease were negotiated on an arms-length basis. The Company believes that the rent under the Sublease is at rates comparable to other subleases for office space in its vicinity. The annual rent charges to AYI by the Company has exceeded the Company's cost for the space and leasehold improvements made by the Company.

  The Company and The American Broadcasting Companies, Inc., an affiliate of Capital Cities/ABC, Inc., entered into new network affiliation agreements in October 1994 for each of the Company's ABC-affiliated stations. Effective as of August 14, 1995, the Company switched the affiliation of WTVO (Rockford, Illinois) from NBC to ABC. The Company's ABC-affiliated stations received aggregate annual compensation of $6.8 million from ABC in 1995.

  The Company and Disney, the parent of ABC, have entered into an agreement pursuant to which the Company will repurchase the ABC Stock and the ABC Warrants concurrently with the closing of the Offerings. Under the agreement, the Company will repurchase the ABC Stock at $31.03 per share (the public offering price per share of the Class A Common Stock, less the underwriting discount per share). The Company will repurchase the ABC Warrants at $10.965 per share (the public offering price per share of the Class A Common Stock and the per share exercise price of the ABC Warrants ($22.80), plus $2, less one-half of the underwriting discount per share). ABC currently owns KABC (Los Angeles, California). Disney has informed the Company that it has determined to effect the ABC Repurchase for the purpose of resolving any regulatory issues relating to its continued ownership of an interest in the Company.

  The Company made loans in 1994 to certain executive officers and other employees of the Company to satisfy their federal income tax withholding requirements related to non-cash compensation paid in the form of shares of Common Stock. The Company made additional loans to such employees in 1995 to satisfy their remaining tax obligations related to such non-cash compensation. The shares were issued to such employees in August and November 1994 pursuant to the Program and in March 1994 as part of compensation under employment arrangements. The aggregate outstanding principal amount of such loans at April 12, 1995 was $2,049,000, including $1,039,000 to Vincent Young, Chairman and a director of the Company; $219,000 to Ronald J. Kwasnick, President and a director of the Company; and $206,000 to James A Morgan, Executive Vice President and Secretary of the Company. The loans bear interest at the rate of 7.21% per annum and are payable in five equal annual installments of principal and accrued interest. On November 8, 1995, the Board of Directors of the Company adopted a loan forgiveness policy in order to afford employees who received grants under the Program with the benefits intended by the Program without imposing upon them the adverse tax consequences incident thereto. Under the forgiveness policy, all employees of the Company with such loans outstanding who were employed in good standing as of November 15, 1995 could elect to defer for one year the first installment of principal and related accrued interest. For all of such electing employees, one-twelfth of such deferred installment will be forgiven as of the end of each full month of employment in good standing during the twelve-month period ending November 15, 1996. Thereafter, this policy provides for employee elections similarly to defer the remaining four installments as they become due with similar monthly vesting for forgiveness based upon continued employment in good standing.

                         DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

  The Company has three classes of Common Stock, designated as Class A, Class B and Class C, each share having a par value of $.001 (the "Common Stock"). The Company also has one class of Preferred Stock, divided into three series (the "Preferred Stock"), none of which is currently issued. Each class of Common Stock has substantially identical rights, except with respect to voting. The Class A Common Stock entitles its holders to one vote per share on all matters submitted to a vote of the holders of Common Stock. The Class B Common Stock entitles its holders to ten votes per share, except as described below. Holders of Class C Common Stock are not entitled to vote, except in connection with any change to the Company's Certificate of Incorporation (the "Certificate") which would adversely affect their rights as holders of such class of Common Stock. Holders of all classes of Common Stock entitled to vote will vote together as a single class on all matters presented to the stockholders for their vote or approval except as otherwise required by the General Corporation Law of the State of Delaware ("Delaware Law").

  All of the Company's outstanding shares of Class B Common Stock are held by Company management and by or in trust for family members of management. The Certificate provides for a defined "Management Group" which includes such members of management and also includes a defined group of relatives of Vincent Young and Adam Young, the Chairman and Treasurer, respectively, of the Company. The Management Group, by virtue of its ownership of the Class B Common Stock, with its super voting rights as described below, retain control over the Company's business and operations. In the event any shares of Class B Common Stock are transferred outside of the Management Group, such shares will automatically be converted into shares of Class A Common Stock. In addition, if the total number of shares of Common Stock held by members of the Management Group falls to below 10% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be reclassified as Class A Common Stock.

  Holders of Class C Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock. Holders of Class A Common Stock may convert their shares into the same number of shares of Class C Common Stock, provided that prior notice of such conversion is given to each holder of shares of Class C Common Stock. In addition, the Company is required to give notice to holders of Class C Common Stock before it acquires any shares of Class A Common Stock or takes any other action affecting the voting rights of Class A Common Stock. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A and Class C Common Stock must be identical to that received by holders of Class B Common Stock, except that in any such transaction in which shares of Common Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of Common Stock.

  The holders of Class A Common Stock and Class B Common Stock vote as a single class, with each share of each class entitled to one vote per share, with respect to any proposed (a) "going private" transaction, (b) sale or other disposition of all or substantially all of the Company's assets, (c) sale or transfer which would cause a fundamental change in the nature of the Company's business and (d) merger or consolidation of the Company in which the holders of the Company's Common Stock will own less than 50% of the Common Stock following such transaction. A "going private" transaction is any "Rule 13e-3 Transaction," as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act of 1934, between the Company and (i) Vincent Young or Adam Young, or (ii) any affiliate of Vincent Young or Adam Young, or (iii) any group of which

Vincent Young or Adam Young or an affiliate of Vincent Young or Adam Young is a member. An "affiliate" is defined as (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with Vincent Young or Adam Young, (ii) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which Vincent Young or Adam Young is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Vincent Young or Adam Young has a substantial beneficial interest, (iii) a voting trust or similar arrangement pursuant to which Vincent Young or Adam Young generally controls the vote of the shares of Common Stock held by or subject to such trust or arrangement, (iv) any other trust or estate in which Vincent Young or Adam Young has a substantial beneficial interest or as to which Vincent Young or Adam Young serves as trustee or in a similar fiduciary capacity, or (v) any relative or spouse of Vincent Young or Adam Young, or any relative of such spouse, who has the same residence as Vincent Young or Adam Young.

  Under Delaware law, the holders of each class of Common Stock are entitled to vote as a separate class with respect to any amendment to the Certificate that would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or modify or change the powers, preferences or special rights of the shares of such class so as to affect such class adversely.

  For a discussion of the effects of disproportionate voting rights of the Common Stock, see "Risk Factors--Voting Rights; Control by Certain Stockholders; Possible Anti-takeover Effect."

  Stockholders of the Company have no preemptive rights or other rights to subscribe for additional shares. Subject to the rights of holders of Preferred Stock, if any, and the provisions of the Senior Credit Facility and the Indentures, all holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company. No shares of any class of Common Stock have conversion rights or are subject to redemption.

  Holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Company's Board of Directors out of funds legally available therefor, but only if all dividends due on the outstanding Preferred Stock have been paid. Under the Senior Credit Facility and the Indentures, the Company's ability to declare dividends will be restricted.

PREFERRED STOCK

  The Company's Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware Law. In general, these provisions prohibit a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the proposed business combination, did own) 15% or more of the corporation's voting stock. These provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

FOREIGN OWNERSHIP

  Under the Certificate, the Company is not permitted to issue or transfer on its books any of its capital stock to or for the account of any alien if after giving effect to such issuance or transfer, the capital stock held by or for the account of any alien or aliens would exceed, individually or in the aggregate, 25% of the Company's capital stock at any time outstanding. Any issuance or transfer of capital stock in violation of such prohibition will be void and of no force and effect. The Certificate also provides that no alien or aliens shall be entitled to vote or direct or control the vote of more than 25% of the total voting power of all of the shares of capital stock of the Company outstanding and entitled to vote at any time and from time-to-time. In addition, the Certificate provides that no alien shall be qualified to act as an officer of the Company and no more than 25% of the total number of directors of the Company at any time may be aliens. The Certificate further gives the Board of Directors of the Company all power necessary to administer the above provisions. See "Business--Federal Regulation of Television Broadcasting."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Company's Class A Common Stock is Boston EquiServe Services.

LISTING

  The Class A Common Stock is traded on the Nasdaq National Market under the symbol "YBTVA".

                        SHARES ELIGIBLE FOR FUTURE SALE

  After giving effect to the Offerings, including the ABC Repurchase, the Company, as of August 30, 1996, would have had outstanding 14,230,357 shares of Common Stock. Of the 10,480,357 shares outstanding at August 30, 1996, other than the 1,500,000 shares to be repurchased pursuant to the ABC Repurchase and 2,111,398 shares to be sold by the Selling Stockholders (assuming exercise of the Underwriters' over-allotment option), (i) 4,858,007 previously registered shares will be freely tradable without restriction or further registration under the Securities Act, (ii) 1,575,180 shares are eligible for sale subject to the volume and other restrictions of Rule 144 under the Securities Act, and (iii) 435,772 shares have or will become eligible for sale into the open market under Rule 144(k) from time to time, free of such volume and other restrictions under Rule 144. In addition as of August 30, 1996 options for 399,237 shares were exercisable and, upon exercise, such shares will be freely tradable without restriction or further registration. As of August 30, 1996, the Company also had reserved an additional 346,938 shares for issuance from time to time pursuant to options under its 1995 Stock Option Plan which have been registered under the Securities Act, and such shares may be sold into the open market when issued.

  The Company, the Selling Stockholders (other than the Estate of Henry Kramer, which has advised Merrill Lynch it does not intend to sell its Common Stock other than in the Offerings for 30 days after the date of this Prospectus) and certain officers and directors of the Company have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company and the Selling Stockholders in the Offerings, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch.

  The Company can make no prediction as to the effect, if any, that sales of additional shares of Class A Common Stock or the availability of shares for future sale will have on the market price of the Class A Common Stock or the availability of shares for future sale will have on the market price of the Class A Common Stock. Sales in the public market of substantial amounts of the Common Stock, or the perception that such sales could occur, could depress the prevailing market price for the Class A Common Stock. See "Shares Eligible for Future Sale."

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated for purposes of Rule 144) who has beneficially owned "restricted securities" (as that term is defined in Rule 144) for at least two years (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the then outstanding shares of the same class of Common Stock (approximately 114,624 shares immediately after the Offerings in the case of Class A Common Stock); or (ii) the average weekly trading volume of the Class A Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least three years (including the holding period of any prior owner except an affiliate of the Company), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Unless otherwise restricted, such "144(k) shares," subject to the lock-up agreements described above, may therefore be sold immediately upon the completion of the Offerings.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                 FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

  The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a "Non-U.S. Holder." For purposes of this discussion, a "Non-U.S. Holder" means any person other than (i) an individual who is a citizen or resident (as determined for U.S. federal income tax purposes) of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

  This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, and administrative interpretations as of the date hereof, all of which may be changed, possibly with retroactive effect. This discussion is for general information only, does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

  PROSPECTIVE HOLDERS OF CLASS A COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE PARTICULAR UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES TO THEM OF HOLDING AND DISPOSING OF CLASS A COMMON STOCK.

DIVIDENDS

  Subject to the exceptions discussed below, dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or a reduced rate as specified by an income tax treaty, the Company is allowed to presume (unless it has knowledge to the contrary) that dividends paid to an address in a foreign country are paid to a resident of such country. However, under proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or at a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary. A Non-U.S. Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

  Upon the filing of an Internal Revenue Service Form 4224 with the Company or its dividend paying agent, there will be no withholding tax on dividends that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. Holder that is a foreign corporation with effectively connected dividends also may be subject under certain circumstances to an additional "branch profits tax" at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of its effectively connected earnings and profits, subject to certain adjustments, deemed to have been repatriated from the United States.

  Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to 31% backup withholding if the Non-U.S. Holder fails to establish an exemption or to provide a correct tax identification number and other information to the payor. Under current rules, United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting generally will not apply to (i) dividends paid on Common Stock to a Non-U.S. Holder that is subject to withholding at the 30% rate (or that is subject to withholding at a reduced rate under an applicable treaty) or (ii) under current law, dividends paid to a Non-U.S. Holder at an address outside of the United States. However, under proposed regulations, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary.

  Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

GAIN ON DISPOSITION OF CLASS A COMMON STOCK

  In general, a Non-U.S. Holder will not be subject to U.S. federal income tax with respect to any gain realized on a sale or other disposition of Class A Common Stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States (or, if an applicable tax treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Class A Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and either the Non-U.S. Holder has a "tax home" in the United States for federal income tax purposes or the sale is attributable to an office or other fixed place of business maintained by the Non-U.S. Holder in the United States; (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or (iv) the Company is or has been a "United States real property holding corporation" within the meaning of
Section 897(c)(2) of the Code and certain other conditions are met. (The Company does not believe that it has been, is, or will become a "U.S. real property holding corporation" in the foreseeable future.)

  If an individual Non-U.S. Holder falls under clause (i) above, such holder will, unless an applicable treaty provides otherwise, be taxed on the net gain derived from the disposition under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, such holder will be subject to a flat 30% tax on the gain derived from the disposition, which may be offset by certain United States capital losses.

  If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on the net gain derived from such disposition under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for an exemption or lower rate under an applicable income tax treaty.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX ON DISPOSITIONS OF CLASS A COMMON STOCK

  If the proceeds of a disposition of Class A Common Stock are paid over, by or through a U.S. office of a broker, the payment is subject to information reporting and to 31% backup withholding unless the disposing holder certifies its status as a Non-U.S. Holder or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if: (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes; and (B) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or the holder does not otherwise establish that it is entitled to an exemption. The IRS recently proposed regulations addressing certain withholding, certification and information reporting rules (some of which have been mentioned above) which could affect the treatment of the payment of the proceeds discussed above. Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom, the procedures for obtaining such an exemption, if available, and the possible application of the proposed regulations addressing the withholding and the information reporting rules.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

  An individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States who is treated as the owner of an interest in the Class A Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, BT Securities Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as representatives (the "U.S. Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.

                                                                       NUMBER OF
     U.S. UNDERWRITERS                                                  SHARES
     -----------------                                                 ---------
Merrill Lynch, Pierce, Fenner & Smith
         Incorporated................................................. 1,040,244
Alex. Brown & Sons Incorporated....................................... 1,040,243
BT Securities Corporation............................................. 1,040,243
Goldman, Sachs & Co................................................... 1,040,243
J.P. Morgan Securities Inc............................................ 1,040,243
                                                                       ---------
     Total............................................................ 5,201,216
                                                                       =========

  The Company and the Selling Stockholders have also entered into a purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International, Alex. Brown & Sons Incorporated, Bankers Trust International PLC, Goldman Sachs International and J.P. Morgan Securities Ltd., acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), and certain other underwriters outside the United States and Canada (collectively, the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters severally have agreed to purchase, an aggregate of 1,200,000 shares of Class A Common Stock.

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Class A Common Stock under the terms of the Purchase Agreement unless all of the shares of Class A Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

  The U.S. Representatives have advised the Company and the Selling Stockholders that the U.S. Underwriters propose to offer the shares of Class A Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.87 per share of Class A Common Stock, and that the U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The public offering price per share of Class A Common Stock and the underwriting discount per share of Class A Common Stock are identical for both Offerings.

  The Selling Stockholders have granted to the U.S. Underwriters and the International Underwriters options to purchase up to an aggregate of 780,182 shares and 180,000 shares of Class A Common Stock, respectively, at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments.

  The Company and the Selling Stockholders have been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriters are permitted to sell shares of Class A Common Stock to each other. The Company and the Selling Stockholders have been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Class A Common Stock will not offer to resell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of Class A Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

  The Company, the Selling Stockholders (other than the Estate of Henry Kramer, which has advised Merrill Lynch it does not intend to sell its Common Stock other than in the Offerings for 30 days after the date of this Prospectus) and certain officers and directors of the Company have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company and the Selling Stockholders in the Offerings, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Each of BT Securities Corporation and Bankers Trust International PLC is an affiliate of Bankers Trust Company ("Bankers Trust"), which is administrative agent and a lender under the Senior Credit Facility. Each of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd. is an affiliate of Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), which is documentation agent and a lender under the Senior Credit Facility. Upon the execution of the Amendment, each of Bankers Trust and Morgan Guaranty will receive customary fees in connection therewith and will continue in its respective role.

  Each of Merrill Lynch and J.P. Morgan Securities Inc. acted as initial purchasers in connection with the January 1996 Notes Offering and received approximately $3.1 million in the aggregate as the initial purchasers' discount. Each of BT Securities Corporation and J.P. Morgan Securities Inc. acted as initial purchasers in connection with the June 1995 Notes Offering and received approximately $3.4 million in the aggregate as the initial purchasers' discount.

  In addition, on December 15, 1995 the Company reached an agreement with J.P. Morgan Capital Corp., an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., to repurchase 423,259 shares of the Company's Common Stock for approximately $11.1 million.

  Goldman, Sachs & Co. and several of its affiliates are some of the Selling Stockholders in the Offerings and will receive more than 10% of the net proceeds of the Offerings. Additionally, prior to the consummation of the KCAL Acquisition a portion of the net proceeds from the Offerings are expected to be used to reduce outstanding borrowings under the Senior Credit Facility. See "Use of Proceeds." Bankers Trust and Morgan Guaranty will each receive its proportionate share of such pay-down as existing lenders under the Senior Credit Facility. Because over 10% of the net proceeds of the Offerings is intended to be paid to members of the National Association of Securities Dealers, Inc. (the "NASD") participating in the distribution of the Offerings or associated or affiliated persons of such members, there exists a conflict of interest requiring the underwriting arrangements for the Offerings to comply with Rule 2720 of the Conduct Rules of the NASD Manual. Pursuant to and in accordance with the requirements of Rule 2720, Merrill Lynch has advised the Company that the Underwriters will not confirm sales to discretionary accounts without prior written approval of the customer.

  In connection with the Offerings, certain Underwriters (and selling group members, if any) may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

                                 LEGAL MATTERS

  Certain legal matters with respect to the Class A Common Stock offered hereby will be passed upon for the Company by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York. Certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of the Company included in this Prospectus and in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon their authority as experts in accounting and auditing.

  The financial statements and schedule of the Quad Cities Station included in this Prospectus and in the Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon their authority as experts in accounting and auditing.

  The combined financial statements and schedule of KELO included in this Prospectus and in the Registration Statement have been audited by Grant Thornton LLP, independent auditors, for the periods indicated in their reports thereon which appear elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon their authority as experts in accounting and auditing.

  The financial statements of KCAL as of September 30, 1995 and 1994 and for each of the three years in the period ended September 30, 1995, included in this Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

  With respect to the unaudited condensed financial statements of KCAL for the three and nine months periods ended June 30, 1996, included in this Prospectus, Price Waterhouse LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 23, 1996 appearing herein, states that they did not audit and they do not express an opinion on the unaudited condensed financial statements. Price Waterhouse LLP has not carried out any significant or additional audit tests beyond those which would have been necessary if their report had not been included. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Price Waterhouse LLP is not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the unaudited condensed financial statements because that report is not a "report" or a "part" of the registration statement prepared or certified by Price Waterhouse LLP within the meaning of sections 7 and 11 of the Act.

                         INDEX TO FINANCIAL STATEMENTS

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors............................................  F-3
Consolidated Balance Sheets as of December 31, 1994 and 1995..............  F-4
Consolidated Statements of Operations for the Years Ended December 31,
 1993, 1994 and 1995......................................................  F-5
Consolidated Statements of Stockholders' Equity (Deficit) for the Years
 Ended December 31, 1993, 1994 and 1995...................................  F-6
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1993, 1994 and 1995......................................................  F-7
Notes to Consolidated Financial Statements................................  F-8
Consolidated Balance Sheet as of June 30, 1996 (unaudited)................ F-21
Consolidated Statements of Operations for the Six Months Ended June 30,
 1995 and 1996 (unaudited)................................................ F-22
Consolidated Statement of Stockholders' Equity (Deficit) for the Six
 Months Ended June 30, 1996 (unaudited)................................... F-23
Consolidated Statements of Cash Flows for the Six Months Ended June 30,
 1995 and 1996 (unaudited)................................................ F-24
Notes to Consolidated Financial Statements (unaudited).................... F-25

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

Report of Independent Accountants.........................................  F-27
Balance Sheet as of September 30, 1995 and 1994...........................  F-28
Statement of Operations for the Years Ended September 30, 1995, 1994 and
 1993.....................................................................  F-29
Statement of Changes in KCAL Broadcasting Group Equity for the Years Ended
 September 30, 1995, 1994 and 1993........................................  F-29
Statement of Cash Flows for the Years Ended September 30, 1995, 1994 and
 1993.....................................................................  F-30
Notes to Financial Statements.............................................  F-31
Report of Independent Accountants.........................................  F-37
Condensed Balance Sheet as of June 30, 1996 (unaudited) and September 30,
 1995.....................................................................  F-38
Condensed Statements of Operations for the Nine and Three Months Ended
 June 30, 1996 and 1995 (unaudited).......................................  F-39
Condensed Statement of Changes in KCAL Broadcasting Group Equity for the
 Nine Months Ended June 30, 1996 (unaudited)..............................  F-39
Condensed Statements of Cash Flows for the Nine Months Ended June 30, 1996
 and 1995 (unaudited).....................................................  F-40
Notes to Condensed Financial Statements (unaudited).......................  F-41

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                              FINANCIAL STATEMENTS

Independent Auditor's Report.............................................. F-43
Balance Sheets as of December 31, 1995 and December 25, 1994.............. F-44
Statements of Operations for the Years Ended December 31, 1995, December
 25, 1994 and December 31, 1993........................................... F-45
Statements of Divisional Equity for the Years Ended December 31, 1995,
 December 25, 1994 and December 31, 1993.................................. F-46
Statements of Cash Flows for the Years Ended December 31, 1995, December
 25, 1994 and December 31, 1993........................................... F-47

Notes to Financial Statements............................................. F-48
Balance Sheets as of March 31, 1996 and March 26, 1995 (unaudited)........ F-52
Statements of Operations for the Three Months Ended March 31, 1996 and
 March 26, 1995 (unaudited)............................................... F-53
Statements of Divisional Equity for the Three Months Ended March 31, 1996
 and March 26, 1995 (unaudited)........................................... F-54
Statements of Cash Flows for the Three Months Ended March 31, 1996 and
 March 26, 1995 (unaudited)............................................... F-55
Notes to Financial Statements (unaudited)................................. F-56

                       COMBINED FINANCIAL STATEMENTS OF
                 MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

 (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.) AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC. (A FIFTY PERCENT INVESTEE OF MIDCONTINENT
                                 MEDIA, INC.)

Report of Independent Certified Public Accountants........................  F-57
Combined Balance Sheets as of August 31, 1995 and 1994....................  F-58
Combined Statements of Earnings and Retained Earnings for the Years Ended
 August 31, 1995, 1994 and 1993...........................................  F-59
Combined Statements of Cash Flows for the Years Ended August 31, 1995,
 1994 and 1993............................................................  F-60
Notes to Combined Financial Statements....................................  F-61
Condensed Combined Balance Sheets as of February 29, 1996 and February 28,
 1995 (unaudited).........................................................  F-65
Condensed Combined Statements of Earnings and Retained Earnings for the
 Three and Six Months Ended February 29, 1996 and February 28, 1995
 (unaudited)..............................................................  F-66
Condensed Combined Statements of Cash Flows for the Six Months Ended
 February 29, 1996 and February 28, 1995 (unaudited)......................  F-67
Notes to Condensed Combined Financial Statements (unaudited)..............  F-68

Note: Parent company financial statements (Young Broadcasting Inc.) are not presented herein. The operations of Young Broadcasting Inc. (the "Company") are conducted through its direct and indirect wholly-owned Subsidiaries. As a holding company, the Company owns no significant assets other than its equity in the Subsidiaries, and the Company is dependent upon the cash flow of the Subsidiaries to meet its own obligations. Due to the aforementioned factors and to the immateriality of the Company's operations, when considered in relation to the Consolidated Financial Statements taken as a whole, separate parent Company financial statements are not included herein. The separate financial statements of the Subsidiary Guarantors are not presented herein as the Consolidated Financial Statements represent, in substance, the combined financial statements of the Subsidiary Guarantors.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Young Broadcasting Inc.

  We have audited the accompanying consolidated balance sheets of Young Broadcasting Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Young Broadcasting Inc. and subsidiaries at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the consolidated financial statements, the Company changed its method of amortization for program license rights effective January 1, 1993.

                                          Ernst & Young LLP

New York, New York
February 12, 1996,
except for Note 16 as to which the date is May 31, 1996

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                          DECEMBER 31
                                                  ----------------------------
                                                      1994           1995
                                                  -------------  -------------
ASSETS
Current assets:
 Cash and cash equivalents (Note 2).............  $   6,304,402  $   3,425,633
 Trade accounts receivable, less allowance for
  doubtful accounts of $665,000 in 1994 and
  $785,000 in 1995..............................     24,757,172     27,431,914
 Current portion of loans receivable--officers
  (Note 14).....................................        313,320        808,783
 Current portion of program license rights
  (Notes 2 and 5)...............................      6,403,070      6,426,198
 Prepaid expenses...............................        875,685        956,052
                                                  -------------  -------------
 Total current assets...........................     38,653,649     39,048,580
                                                  -------------  -------------
Property and equipment (Notes 2 and 13):
 Land and land improvements.....................      5,127,507      5,165,489
 Buildings and building improvements............     22,946,339     23,094,346
 Broadcast equipment............................     82,667,651     87,023,341
 Office furniture, fixtures and other equipment.      5,444,811      5,306,416
 Vehicles.......................................      1,510,209      1,385,790
                                                  -------------  -------------
                                                    117,696,517    121,975,382
 Less accumulated depreciation and amortization.     49,297,041     62,844,245
                                                  -------------  -------------
 Net property and equipment.....................     68,399,476     59,131,137
Program license rights, excluding current por-
 tion (Notes 2 and 5)...........................      3,709,779      3,180,397
Deposits and other assets.......................        229,446      1,545,285
Loans receivable--officers, excluding current
 portion (Note 14)..............................      1,253,278      1,194,175
Broadcasting licenses and other intangibles,
 less accumulated amortization of $55,761,257 in
 1994 and $63,852,304 in 1995 (Note 2)..........    188,884,109    180,722,385
Deferred charges less accumulated amortization
 of $360,999 in 1994 and $1,536,057 in 1995
 (Notes 2, 3 and 6).............................     15,697,027     11,275,993
                                                  -------------  -------------
 Total assets...................................  $ 316,826,764  $ 296,097,952
                                                  =============  =============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Trade accounts payable.........................  $   6,163,251  $   4,482,852
 Accrued expenses and other liabilities:
 Interest (Notes 6 and 7).......................      3,918,667      6,920,874
 Other..........................................      4,738,786      3,391,684
                                                  -------------  -------------
 Total accrued expenses.........................      8,657,453     10,312,558
 Current installments of program license liabil-
  ity (Notes 2 and 5)...........................      5,075,940      5,817,936
 Current installments of long-term debt (Note
  7)............................................     11,993,053        907,834
 Current installments of obligations under capi-
  tal leases (Note 13)..........................        233,970         48,335
                                                  -------------  -------------
 Total current liabilities......................     32,123,667     21,569,515
Program license liability, excluding current in-
 stallments (Notes 2 and 5).....................      3,533,847      3,035,951
Long-term debt, excluding current installments
 (Notes 6 and 7)................................    172,678,285     51,949,014
11.75% Senior Subordinated Notes (Notes 3 and
 8).............................................    120,000,000    120,000,000
10.125% Senior Subordinated Notes (Note 8)......            --     125,000,000
Obligations under capital leases, excluding cur-
 rent installments (Note 13)....................        145,062         87,589
                                                  -------------  -------------
 Total liabilities..............................    328,480,861    321,642,069
                                                  -------------  -------------
Stockholders' deficit (Notes 3 and 10):
 Class A Common Stock, $.001 par value.
  Authorized 20,000,000 shares; issued and
  outstanding 4,825,205 shares at 1994 and
  4,955,088 at 1995.............................          4,825          4,955
 Class B Common Stock, $.001 par value.
  Authorized 20,000,000 shares; issued and
  outstanding 2,039,120 shares at 1994 and
  2,029,620 at 1995.............................          2,039          2,029
 Class C Common Stock, $.001 par value;
  Authorized 20,000,000 shares; issued and
  outstanding 3,954,724 at 1994 and 3,563,473 at
  1995..........................................          3,955          3,564
 Additional paid-in capital.....................    135,349,516    128,051,024
 Accumulated deficit............................   (147,014,432)  (153,605,689)
                                                  -------------  -------------
 Total stockholders' deficit....................    (11,654,097)   (25,544,117)
                                                  -------------  -------------
 Total liabilities and stockholders' deficit....  $ 316,826,764  $ 296,097,952
                                                  =============  =============

          See accompanying notes to consolidated financial statements.

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               YEAR ENDED DECEMBER 31
                                       ----------------------------------------
                                           1993          1994          1995
                                       ------------  ------------  ------------
Net operating revenue................  $ 61,791,563  $ 78,788,183  $122,529,927
                                       ------------  ------------  ------------
Operating expenses...................    13,933,150    17,650,963    28,033,649
Amortization of program license
 rights..............................     3,969,256     4,399,915     6,418,181
Selling, general and administrative
 expenses............................    14,526,597    16,149,417    23,580,352
Depreciation and amortization........    13,859,140    15,280,392    24,572,388
Corporate overhead...................     1,349,858     2,051,891     3,347,931
Non-cash compensation paid in Common
 Stock
 (Notes 10 and 12)...................           --      6,497,480     1,166,651
                                       ------------  ------------  ------------
Operating income.....................    14,153,562    16,758,125    35,410,775
                                       ------------  ------------  ------------
Interest expense, net................   (17,777,559)  (19,104,468)  (32,644,274)
Other expenses, net..................      (140,604)       (3,492)     (232,758)
                                       ------------  ------------  ------------
                                        (17,918,163)  (19,107,960)  (32,877,032)
                                       ------------  ------------  ------------
(Loss) income before extraordinary
 item and cumulative effect of change
 in accounting principle.............    (3,764,601)   (2,349,835)    2,533,743
Extraordinary loss on extinguishment
 of debt (Note 6 )...................           --     (6,026,668)   (9,125,000)
Cumulative effect of change in ac-
 counting principle (Note 4).........    (1,520,093)          --            --
                                       ------------  ------------  ------------
Net loss.............................    (5,284,694)   (8,376,503)   (6,591,257)
Preferred dividends..................    (4,768,755)   (9,712,397)          --
                                       ------------  ------------  ------------
Net loss applicable to common stock-
 holders.............................  $(10,053,449) $(18,088,900) $ (6,591,257)
                                       ============  ============  ============
(Loss) income per common share:
(Loss) income before extraordinary
 item and cumulative effect of change
 in accounting principle.............  $      (3.82) $      (3.62) $        .23
Extraordinary loss on extinguishment
 of debt.............................           --          (1.80)         (.84)
Cumulative effect of change in ac-
 counting principle..................          (.68)          --            --
                                       ------------  ------------  ------------
Net loss.............................  $      (4.50) $      (5.42) $       (.61)
                                       ============  ============  ============
Weighted average shares..............     2,234,370     3,339,794    11,071,154
                                       ============  ============  ============

          See accompanying notes to consolidated financial statements.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                         ADDITIONAL
                                                                                          PAID-IN      ACCUMULATED
                                PREFERRED STOCK                     COMMON STOCK          CAPITAL        DEFICIT
                   -------------------------------------------- ----------------------  ------------  -------------
                   SERIES SERIES SERIES  SERIES  SERIES  SERIES CLASS   CLASS   CLASS
                     A      B      C       D       E       F      A       B       C
                   ------ ------ ------  ------  ------  ------ ------  ------  ------
Balance at Janu-
ary 1, 1993......  $ 190   $ 30  $ 200   $ 123   $ 186    $ 24  $1,647   $ 267  $  --   $ 86,949,181  $(133,353,235)
 Net (loss) for
 1993............    --     --     --      --      --      --      --      --      --            --      (5,284,694)
                   -----   ----  -----   -----   -----    ----  ------  ------  ------  ------------  -------------
Balance at Decem-
ber 31, 1993.....    190     30    200     123     186      24   1,647     267     --     86,949,181   (138,637,929)
 Issuance of man-
 agement shares..    --     --     --      --      --      --      --      214     --      4,046,786            --
 Issuance of in-
 centive stock
 grants..........    --     --     --      --      --      --      --      108     --      2,050,372            --
 Issuance of
 Class A Common
 Stock...........    --     --     --      --      --      --    3,672     --      --     65,065,301            --
 Issuance of
 Class C Common
 Stock...........    --     --     --      --      --      --      --      --    1,500    24,998,500            --
 Conversion of
 Series A, B and
 C Preferred
 Stock...........  (190)    (30)  (200)    --      --      --     (494)  1,450   2,455        (2,991)           --
 Repurchase of
 Series D, E and
 F Preferred
 Stock...........    --     --     --     (123)   (186)    (24)    --      --      --    (47,757,633)           --
 Net (loss) for
 1994............    --     --     --      --      --      --      --      --      --            --      (8,376,503)
                   -----   ----  -----   -----   -----    ----  ------  ------  ------  ------------  -------------
Balance at Decem-
ber 31, 1994.....    --     --     --      --      --      --    4,825   2,039   3,955   135,349,516   (147,014,432)
 Contribution of
 shares into
 Company's
 defined
 contribution
 plan............    --     --     --      --      --      --       22     --      --        471,866            --
 Issuance of
 stock options
 below market
 value...........    --     --     --      --      --      --      --      --      --        366,094            --
 Exercise of
 stock options...    --     --     --      --      --      --       19     --      --         49,981            --
 Conversion of
 Class B and C
 Common Stock to
 Class A Common
 Stock...........    --     --     --      --      --      --      116     (10)   (106)          --             --
 Repurchase and
 retirement of
 Class A and C
 Common Stock....    --     --     --      --      --      --      (27)    --     (285)   (8,186,433)           --
 Net (loss) for
 the year ended
 December 31,
 1995............    --     --     --      --      --      --      --      --      --            --      (6,591,257)
                   -----   ----  -----   -----   -----    ----  ------  ------  ------  ------------  -------------
Balance at Decem-
ber 31, 1995.....  $  --   $ --  $  --   $  --   $  --    $ --  $4,955  $2,029  $3,564  $128,051,024  $(153,605,689)
                   =====   ====  =====   =====   =====    ====  ======  ======  ======  ============  =============
                        TOTAL
                    STOCKHOLDERS'
                   EQUITY (DEFICIT)
                   ----------------
                          5
Balance at Janu-
ary 1, 1993......    $(46,401,387)
 Net (loss) for
 1993............      (5,284,694)
                   ----------------
Balance at Decem-
ber 31, 1993.....     (51,686,081)
 Issuance of man-
 agement shares..       4,047,000
 Issuance of in-
 centive stock
 grants..........       2,050,480
 Issuance of
 Class A Common
 Stock...........      65,068,973
 Issuance of
 Class C Common
 Stock...........      25,000,000
 Conversion of
 Series A, B and
 C Preferred
 Stock...........             --
 Repurchase of
 Series D, E and
 F Preferred
 Stock...........     (47,757,966)
 Net (loss) for
 1994............      (8,376,503)
                   ----------------
Balance at Decem-
ber 31, 1994.....     (11,654,097)
 Contribution of
 shares into
 Company's
 defined
 contribution
 plan............         471,888
 Issuance of
 stock options
 below market
 value...........         366,094
 Exercise of
 stock options...          50,000
 Conversion of
 Class B and C
 Common Stock to
 Class A Common
 Stock...........             --
 Repurchase and
 retirement of
 Class A and C
 Common Stock....      (8,186,745)
 Net (loss) for
 the year ended
 December 31,
 1995............      (6,591,257)
                   ----------------
Balance at Decem-
ber 31, 1995.....    $(25,544,117)
                   ================

         See accompanying notes to consolidated financial statements.

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31,
                                        ---------------------------------------
                                           1993          1994          1995
                                        -----------  ------------  ------------
OPERATING ACTIVITIES
Net loss..............................  $(5,284,694) $ (8,376,503) $ (6,591,257)
Adjustments to reconcile net loss to
 net cash provided by operating
 activities:
  Depreciation and amortization of
   property and equipment.............    6,123,592     7,108,170    13,640,551
  Amortization of program license
   rights.............................    3,969,256     4,399,915     6,418,181
  Amortization of broadcasting
   licenses, other intangibles and
   deferred charges...................    7,735,548     8,172,222    10,931,837
  Non-cash compensation paid in Common
   Stock..............................          --      6,497,480     1,166,651
  Non-cash interest expense on out-
   standing indebtedness..............          --         57,338       420,712
  Extraordinary loss on extinguishment
   of debt............................          --      6,026,668     9,125,000
  Cumulative effect of change in ac-
   counting principle.................    1,520,093           --            --
  Increase in trade accounts receiv-
   able...............................     (433,340)   (4,730,606)   (3,111,102)
  Increase in prepaid expenses........     (185,440)     (530,296)     (197,842)
  (Decrease) increase in trade ac-
   counts payable.....................   (1,360,618)    1,198,745      (713,168)
  Increase in accrued expenses........    1,477,684     3,773,863     1,326,436
                                        -----------  ------------  ------------
Net cash provided by operating activi-
 ties.................................   13,562,081    23,596,996    32,415,999
                                        -----------  ------------  ------------
INVESTING ACTIVITIES
Purchase of Nationwide stations.......          --   (145,000,000)          --
Capital expenditures..................     (685,685)   (1,205,858)   (4,484,478)
Decrease (increase) in deposits and
 other assets.........................       66,067       (22,983)   (1,315,839)
                                        -----------  ------------  ------------
Net cash used in investing activities.     (619,618) (146,228,841)   (5,800,317)
                                        -----------  ------------  ------------
FINANCING ACTIVITIES
Proceeds from issuance of long-term
 debt.................................          --    185,000,000           --
Proceeds from issuance of public sub-
 ordinated debt.......................          --    120,000,000   125,000,000
Borrowings from working capital facil-
 ity..................................          --            --     17,000,000
Principal payments on old long-term
 debt.................................   (4,400,000) (165,400,774)          --
Principal payments on new long-term
 debt.................................          --     (4,000,000) (149,235,202)
Principal payments on old subordinated
 debt.................................          --    (29,440,773)          --
Payment of call premium on old subor-
 dinated debt.........................          --     (3,319,381)          --
Deferred acquisition and debt refi-
 nancing costs incurred...............     (379,159)  (16,135,043)   (7,132,368)
Net proceeds from issuance of Class A
 Common Stock.........................          --     65,068,972           --
Repurchase of D, E & F Preferred
 Stock................................          --    (47,757,966)          --
Repurchase of Class A and C Common
 Stock................................          --            --     (8,186,745)
Proceeds from issuance of Class C Com-
 mon Stock............................          --     25,000,000           --
Proceeds from exercise of options.....          --            --         50,000
Principal payments under capital lease
 obligations..........................     (460,811)     (402,177)     (243,108)
Payments on programming license lia-
 bilities.............................   (4,002,553)   (4,169,673)   (6,747,028)
                                        -----------  ------------  ------------
Net cash (used in) provided by financ-
 ing activities.......................   (9,242,523)  124,443,185   (29,494,451)
                                        -----------  ------------  ------------
Net increase (decrease) in cash.......    3,699,940     1,811,340    (2,878,769)
Cash and cash equivalents at beginning
 of year..............................      793,122     4,493,062     6,304,402
                                        -----------  ------------  ------------
Cash and cash equivalents at end of
 year.................................  $ 4,493,062  $  6,304,402  $  3,425,633
                                        ===========  ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
Interest paid.........................  $16,054,031  $ 17,265,826  $ 29,199,781
Income taxes paid.....................  $       --   $        --   $        --

          See accompanying notes to consolidated financial statements.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS OF THE COMPANY

  The business operations of Young Broadcasting Inc. and subsidiaries (the "Company") consist of nine network affiliated (three with CBS and six with
ABC) commercial television broadcasting stations in the states of Michigan, Wisconsin, Louisiana, Illinois, Tennessee, New York and Virginia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the financial statements of Young Broadcasting Inc., its wholly-owned subsidiaries and three limited partnerships. Significant intercompany accounts and transactions have been eliminated in consolidation.

 Concentration of Credit Risk

  The Company provides advertising air time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The principal areas of judgment relate to allowance for doubtful accounts and the realizability of program license rights. Actual results could differ from those estimates.

 Fair Value of Financial Instruments

  The Company's Senior Debt at December 31, 1995 of $49,765,000 approximates its fair value as its interest rate floats with market conditions. At December 31, 1995, the Company's $120,000,000 (11 3/4%) and $125,000,000 (10 1/8%)
senior subordinated notes were trading in the public market with ask prices of 112 and 106, respectively.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Program License Rights

  Program license rights are stated at cost, less accumulated amortization. Program license rights acquired as part of a station acquisition are recorded at an appraised value. Program rights with lives greater than one year, and when the Company has the right to multiple showings, are amortized using an accelerated method (see Note 4). Program rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities, respectively. Program rights with lives of one year or less, where the Company is entitled to air each episode one time, are amortized on a straight-line basis.

 Property and Equipment

  Property and equipment are stated on the basis of cost, less accumulated depreciation. Equipment under capital leases is stated at the present value of minimum lease payments at the inception of the lease, less

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES accumulated depreciation. Major renewals and improvements are charged to the property and equipment accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently.

  Depreciation and amortization of property and equipment are calculated on the straight-line basis over the estimated useful lives of the assets. Equipment held under capital leases is generally amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. The estimated useful lives of depreciable assets are as follows:

                                                                     ESTIMATED
      CLASSIFICATION                                                USEFUL LIVES
      --------------                                                ------------
      Land improvements............................................  5-19 years
      Buildings and building improvements..........................  5-40 years
      Broadcast equipment..........................................  3-10 years
      Office furniture, fixtures and other equipment...............   5-8 years
      Vehicles.....................................................   3-5 years

 Broadcasting Licenses and Other Intangibles

  Intangible assets, which include broadcasting licenses, network affiliation agreements, and other intangibles are carried on the basis of cost, less accumulated amortization. Cost is based upon appraisals. Intangible assets are amortized over varying periods, not exceeding 40 years.

 Deferred Charges

  Deferred charges incurred during 1994 consisted primarily of debt issuance costs incurred in connection with the Company's refinancing (see Note 3). As a result of the refinancing, approximately $6 million of net deferred charges incurred prior to 1994 were expensed in 1994 and included as part of the extraordinary item in the accompanying statements of operations (see Note 6).

  Deferred charges incurred during 1995 consisted primarily of debt issuance costs incurred in connection with the Company's 10 1/8% Senior Subordinated Notes issued on June 12, 1995 (see Note 8), concurrent with an amendment to its Senior Credit Facility (see Note 7). As a result of the amendment, approximately $9.1 million of net deferred charges incurred in 1994 were expensed in 1995 and included as part of the extraordinary item in the accompanying statements of operations (see Note 6).

 Revenue

  The Company's primary source of revenue is the sale of television time to advertisers. Revenue is recorded when the advertisements are broadcast.

 Barter Arrangements

  The Company, in the ordinary course of business, provides advertising air time to certain customers in exchange for products or services. Barter transactions are recorded on the basis of the estimated fair market value of the products or services received. Revenue is recognized as the related advertising is broadcast and expenses are recognized when the merchandise or services are consumed or utilized. Barter revenue transactions related to the purchase of equipment amounted to approximately $123,000, $67,000 and $22,000 in 1993, 1994 and 1995, respectively, and are depreciated in accordance with Company policy as stated above. The Company has entered into barter agreements with program syndicators for television programs with an estimated fair market value, recorded as assets and liabilities at December 31, 1994 and 1995, of $1,666,000 and $1,095,000, respectively.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

 Income Taxes

  The Company and its subsidiaries file a consolidated federal income tax return and separate state tax returns. In addition, partnership returns are filed for its three limited partnerships. Since the partners are all participants in the consolidation, all partnership income or losses are ultimately included in the consolidated federal income tax return. The future utilization of a significant portion of the Company's net operating losses for federal income tax purposes is subject to an annual limitation (see Note 11).

 Earnings Per Share

  Net loss per common share is computed by dividing net loss less the amount applicable to preferred stock dividends, by the weighted average common shares outstanding during the year. When dilutive, common stock equivalents are included as stock equivalents using the treasury stock method.

 Reclassification of Accounts

  Certain prior year amounts have been reclassified to conform to current year's presentation.

 Impact of Recently Issued Accounting Standards

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe that there will be any effect on amounts reported.

  In October 1995, the FASB issued Statement No. 123, Accounting for Stock-Based Compensation, which provides an alternative to APB Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for stock-based compensation issued to employees. The Statement allows for a fair value based method of accounting for employee stock options and similar equity instruments. However, for companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. These disclosure requirements are effective for fiscal years beginning after December 15, 1995, or upon initial adoption of the statement, if earlier. The Company continues to evaluate the provisions of Statement No. 123 and has not determined whether it will adopt the recognition and measurement provisions of that Statement, which the Company expects would result in increased compensation expense in future periods.

3. ACQUISITION OF STATIONS

  On November 14, 1994, the Company acquired from Nationwide Communications Inc. ("Nationwide") all of the assets of three network affiliated television stations (WRIC-TV, WATE-TV and WBAY-TV or "Nationwide Stations") for $150,000,000 ("Acquisition"). Of the purchase price, $5,000,000 was deferred and will be paid over a five year period, without interest, in equal annual installments. The net present value of such deferred amount, discounted at 11.9%, was $3,614,000 and $3,092,000 at December 31, 1994 and 1995,
respectively. As part of the Acquisition, the Company received all of the acquired stations' accounts receivable with a net carrying value of $8,297,000 at November 14, 1994. The Acquisition was accounted for as a purchase. Based on the Company's allocation of the purchase price, intangible assets amounted to $94,017,000 and will be amortized over their estimated lives which will not exceed 40 years.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

  The operating results of the Nationwide Stations are included in the Company's consolidated 1994 results of operations from the date of Acquisition and the entire year in 1995. The following unaudited pro forma summary presents the consolidated 1993 and 1994 results of operations as if the Acquisition had occurred on January 1, 1993 and 1994, after giving effect to certain adjustments, including increased network compensation for all nine stations (see Note 9), annualized expense reductions implemented after the Acquisition at the Nationwide Stations, amortization of intangibles and interest expense on the 1994 debt obligations. The actual 1995 results are presented for comparative purposes. The pro forma results do not purport to be indicative of what would have occurred had the Acquisition been made as of January 1, 1993 or 1994.

                                        PRO FORMA                  ACTUAL
                             --------------------------------  ----------------
                                  1993             1994             1995
                             ---------------  ---------------  ----------------
                                       (UNAUDITED)
                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
   Net Operating Revenue.... $       102,222  $       117,140  $       122,530
   Operating Income.........          27,521           31,588           35,411
   Income before extraordi-
    nary item...............           3,667            7,243            2,534
   Net income (loss)........           2,147            1,216           (6,591)
   Net loss applicable to
    common shareholders..... $        (2,622) $        (8,496) $        (6,591)
   Net loss per common
    share................... $         (0.35) $         (1.08) $         (0.61)

  The Company financed the Acquisition by implementing a financing plan under which each of the following were effected concurrently with the Acquisition:

    (1) the Company issued 3,672,064 shares of Class A Common Stock pursuant to an initial public offering ("Offering") at a price of $19 per share and received net proceeds of $65,069,000;

    (2) the Company issued 11 3/4% Senior Subordinated Notes due 2004 (which resulted in proceeds of $116,400,000, net of underwriting discount of $3,600,000);

    (3) the Company established a new senior credit facility, which provided the Company with a $200,000,000 line of credit, of which $185,000,000 was drawn down at closing;

    (4) the Company repaid all outstanding indebtedness under the existing credit agreement, which amounted to $158,716,000, including accrued interest;

    (5) the Company repaid all outstanding indebtedness under an 11% Promissory Note, which amounted to $1,279,000, including accrued interest;

    (6) the Company repurchased all of the Series A Notes and Series B Notes at 100% of their outstanding principal of $29,441,000, interest of $2,061,000 and a call premium of $3,319,000 in connection therewith;

    (7) the Company entered into an agreement with Capital Cities/ABC, Inc. ("ABC") pursuant to which ABC invested $25,000,000 in the Company and received shares of the Company's Class C Common Stock and warrants to purchase 750,000 additional shares of Class C Common Stock;

    (8) the Company repurchased all of the Series D, Series E and Series F Preferred Stock and related warrants which amounted to $42,809,000, plus a call premium of $4,949,000; and

    (9) the Company incurred transaction fees and expenses of $21,741,000 relating to the Acquisition and financing plan.

4. CHANGE IN AMORTIZATION METHOD FOR PROGRAMMING ASSETS

  Amortization of programming assets related to syndicated programming for which the Company has the right to multiple showings has been computed on an accelerated basis. In years prior to 1993, such programming

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES was amortized on a straight-line basis over the periods for which the individual station had the right to show the material. The new method of amortization was adopted during 1993 to more closely match the advertising revenues generated by such showings with the Company's recognition of programming costs. The effect of the change in 1993 decreased operating income by $470,000. The adjustment of $1,520,000 to apply the new method retroactively was included in the 1993 statement of operations as a cumulative effect of a change in accounting principle.

5. PROGRAM LICENSE RIGHTS AND LIABILITY

  The Company entered into agreements for program license rights which became available in 1994 and 1995 of approximately $2,698,000 and $6,755,000, respectively.

  The unpaid program license liability for these rights, which is reflected in the December 31, 1995 balance sheet, is payable during each of the years subsequent to 1995 as follows: 1996, $5,817,936; 1997, $1,960,986; 1998,
$887,228; 1999, $151,104; 2000 and thereafter, $36,633.

  The obligation for programming that has been contracted for but not recorded in the accompanying balance sheets because the program rights were not currently available for airing aggregated approximately $4,771,000 and $9,771,000 at December 31, 1994 and 1995, respectively.

6. REFINANCING AND EXTRAORDINARY ITEMS

  In connection with the financing plan implemented on November 14, 1994 ("1994 Refinancing"), deferred financing costs, arising from a 1992 restructuring of the Company's debt, with a net carrying value of $2,707,000 were charged to earnings as part of an extraordinary item in 1994. In addition, a call premium amounting to $3,319,000 was paid to the Subordinated Debt Holders in connection with the early extinguishment of that debt. This amount is also included in the 1994 extraordinary item.

  Deferred financing costs, arising from the 1994 Refinancing, with a net carrying value of $9,125,000 were charged to 1995 earnings as part of an extraordinary item in connection with the Company's completion of a financing plan on June 12, 1995 ("June 1995 Refinancing").

7. LONG-TERM DEBT

  Long-term debt (excluding Senior Subordinated Notes) at December 31, 1994 and 1995 consisted of the following:

                                                            1994        1995
                                                        ------------ -----------
Senior Credit Facility................................. $181,000,000 $49,765,000
Nationwide Seller Note.................................    3,671,000   3,092,000
                                                        ------------ -----------
Total long-term debt...................................  184,671,000  52,857,000
Less:
  Scheduled current maturities.........................    8,408,000     908,000
  Additional payments of excess cash required..........    3,585,000          --
                                                        ------------ -----------
Long-term debt excluding all current installments...... $172,678,000 $51,949,000
                                                        ============ ===========

  As part of the 1994 Refinancing and Acquisition on November 14, 1994, the Company repaid all outstanding indebtedness under the 1992 Credit Agreement. Concurrently, the Company established a new senior credit facility ("Senior Credit Facility"). The Senior Credit Facility provides for borrowings of up to an

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES aggregate amount of $200,000,000 consisting of $120,000,000 in Facility A, $55,000,000 in Facility B, and a $25,000,000 revolving credit line in Facility C.

  As part of the June 1995 Refinancing, the Company completed the offering of $125 million principal amount of its 10 1/8% Senior Subordinated Notes due 2005 (See Note 8), with net proceeds of approximately $120.8 million, being used to repay approximately $66.9 million of Facility A and $53.9 million of Facility B under the Senior Credit Facility. Concurrent with the closing of the June 1995 Notes, the Company entered into an amendment to the Senior Credit Facility which provides the Company with the ability, among other things, to reborrow up to an aggregate amount of approximately $126.9 million in connection with the acquisition of one or more television stations.

  At December 31, 1995, the Company had outstanding borrowings of $38,765,000 under Facility A and $11,000,000 under Facility C. In January 1996, the Company issued $125,000,000 aggregate principal amount of Series A 9% Senior Subordinated Notes ("January 1996 Notes"). The proceeds of this offering were used, in part, to repay all borrowings under the Senior Credit Facility (See
Note 16).

  The outstanding balance under the Senior Credit Facility at December 31, 1995 has been classified based on the repayment terms of the January 1996 Notes. The aggregate fixed maturities, including accreted non-cash interest under the Nationwide Seller Note for each year subsequent to December 31, 1995 are as follows: 1996, $1,000,000; 1997, $1,000,000; 1998, $1,000,000 and
$1,000,000 in 1999.

  In addition to scheduled principal payments, the Senior Credit Facility requires the Company to compute at the end of each fiscal year its excess cash flow, as defined, and to pay 50% or 75% of such amount (depending upon the level of the Company's total debt to operating cash flow ratio at the end of such year) to the lenders before April 30 of the subsequent year. Payments pursuant to this requirement permanently reduce outstanding debt under Facility A.

  The Senior Credit Facility provides, at the option of the Company, that borrowed funds bear interest based upon the bank's base rate, London Interbank Offered Rate (LIBOR), the customary "CD Rate" or "Base Rate." In addition to the index rate, the Company pays a floating percentage on borrowings under Facility A tied to the interest rate option and the Company's ratio of total debt to operating cash flow, ranging from 0.50% based upon a ratio under 4:1 to 2.875% based upon a 6:1 or greater ratio. At December 31, 1995, this floating percentage was 1.0%. At December 31, 1995, the effective interest rate for amounts outstanding under the Senior Credit Facility was 9.5%. The weighted average interest rate, after giving effect to an interest rate swap agreement, was 11.41%.

  The Senior Credit Facility contains, among other things, limitations on dividends, capital expenditures, and investments and requires the Company to maintain certain financial ratios. At December 31, 1995, the Company was in compliance with all such covenants. The Senior Credit Facility is secured by a pledge of all the stock of the Company's subsidiaries and a first priority lien on substantially all of the assets of the Company. Each of the Company's subsidiaries guarantee the obligations under the Senior Credit Facility.

  At December 31, 1995 the Company has an outstanding swap agreement of $25,000,000 with a commercial bank who is also a lender under the Senior Credit Facility. Such swap expires on April 18, 1996. The Company pays a fixed interest rate of 9.81% and the Company receives interest, from the commercial bank, based upon a three month LIBOR rate. The three month LIBOR interest rate for the swap agreement at December 31, 1995 was 6.00%. At December 31, 1995, the fair value of the interest rate swap agreement was a deferred loss of approximately $506,000. The net interest rate differential to be paid or received is recognized as an adjustment to interest expense and amounted to approximately $3,300,000, $1,900,000 and $952,000 in additional interest

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES expense for the years ended December 31, 1993, 1994 and 1995, respectively. The Company does not hold any other derivative instruments.

8. SENIOR SUBORDINATED NOTES

  On November 14, 1994, the Company issued 11 3/4% Senior Subordinated Notes due 2004 with an aggregate principal amount of $120,000,000 (the "November 1994 Notes"). Interest on the November 1994 Notes is payable semi-annually on May 15 and November 15, commencing May 15, 1995. The November 1994 Notes are redeemable, in whole or in part, at the option of the Company on or after November 15, 1999, at the redemption prices set forth in the Senior Subordinated Note Indenture ("Indenture") pursuant to which the November 1994 Notes were issued plus accrued interest to the date of redemption. In addition, at any time before November 15, 1997, the Company, at its option, may redeem up to $40 million of the November 1994 Notes, with the net proceeds of one or more public equity offerings, at the redemption prices set forth in the Indenture plus accrued interest to the date of redemption.

  On June 12, 1995, the Company issued 10 1/8% Senior Subordinated Notes due 2005 with an aggregate principal amount of $125,000,000 (the "June 1995 Notes"). Interest on the June 1995 Notes is payable semi-annually on February 15 and August 15, commencing August 15, 1995. The Company used the net proceeds of the June 1995 Notes (approximately $120,800,000) to repay certain outstanding indebtedness under the Senior Credit Facility. The June 1995 Notes are redeemable, in whole or in part, at the option of the Company on or after February 15, 2000, at the redemption prices set forth in the Indenture pursuant to which the June 1995 Notes were issued plus accrued interest to the date of redemption. In addition, at any time before February 15, 1998, the Company, at its option, may redeem up to $42 million of the June 1995 Notes, with the net proceeds of one or more public equity offerings, at a redemption price equal to 110% of the principal amount thereof, plus accrued interest to the date of redemption.

  The Company's November 1994 Notes and June 1995 Notes (collectively the "Notes") are general unsecured obligations of the Company and subordinated in right of payment to all senior debt, including all indebtedness of the Company under the Senior Credit Facility. The Notes are guaranteed, jointly and severally, on a senior subordinated unsecured basis by all of the Company's subsidiaries.

  Upon a change of control, each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of their principal amount plus accrued interest to the date of repurchase. In addition, the Company will be obligated to offer to repurchase Notes at 100% of their principal amount plus accrued interest to the date of repurchase in the event of certain asset sales.

9. NETWORK AFFILIATION AGREEMENTS

  On May 19, 1995, the Company entered into an agreement with ABC whereby the Company has switched the affiliation of its Rockford, Illinois station, WTVO, from NBC to ABC, effective as of August 14, 1995. The new ABC affiliation agreement provides for a contract term of ten years, and increases the annual compensation of the station by approximately $360,000 for a total of $600,000 for the first full year and will increase the annual compensation by $33,000 in each of the second, third and fourth years for a total of approximately $700,000 of annual compensation for the remainder of the contract term. In addition, ABC has provided the Company with certain promotional and equipment purchase incentives in connection with the affiliation change.

  In 1994, the Company and ABC entered into new affiliation agreements with respect to the Company's then five ABC affiliated stations. The Company also entered into new affiliation agreements with CBS for each of the Company's three stations affiliated with the CBS Network. The new affiliation agreements for all nine stations

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES mentioned above provide for contract terms of ten years and aggregate compensation of approximately $10,000,000 per year over this term.

10. STOCKHOLDERS' EQUITY

  On November 14, 1994, the Company completed an initial public offering of its common stock, refinanced its debt and acquired three television stations (See Notes 3, 7 and 8). As part of these transactions, the stockholders' equity prior to that date was recapitalized. The following describes the various classes of stockholders' equity existing after these transactions.

  The Company's stockholders' equity consists of three classes of common stock designated Class A, Class B and Class C which are substantially identical except for voting rights. The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of Class C Common Stock are not entitled to vote. Holders of all classes of Common Stock entitled to vote will vote together as a single class. Holders of Class C Common Stock may at any time convert their shares into the same number of shares of Class A Common Stock and vice versa.

  Ownership of Class B Common Stock is restricted to members of management and by, or in trust for family members of management ("Management Group"). In the event any shares of Class B Common Stock held by a member of the Management Group are transferred outside of the Management Group, such shares will automatically be converted into shares of Class A Common Stock. In addition, if the total number of shares of Common Stock held by members of the Management Group falls below 10% of the total number of shares of Common Stock outstanding, all of the outstanding shares of Class B Common Stock automatically will be reclassified as Class A Common Stock.

  In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A and Class C Common Stock must be identical to that received by holders of Class B Common Stock.

  Under the Senior Credit Facility and the indentures relating to the Notes, the Company's ability to declare dividends is restricted.

  On November 14, 1994, ABC invested $25,000,000 in the Company, receiving 1,500,000 shares of the Company's non-voting Class C Common Stock and warrants to purchase 750,000 shares of Class C Common Stock ("Warrants"). The Warrants are immediately exercisable in whole or in part for a five-year period, through November 14, 1999, at $22.80 per share, which represents 120% of the initial public offering price of the Company's Class A Common Stock.

  The Company established a Directors Option Plan for its non-employee directors as part of their compensation. Under this plan, each of the current directors received an option to acquire 1,000 shares of Class A Common Stock on or before December 1, 1999 at a purchase price of $20.70 per share (such price being 120% of the closing price of the Company's stock on December 1, 1994, the initial grant date for these options).

  On December 30, 1992, the Company instituted an Incentive Stock Grant Program ("Program"). The Program provides for the issuance of up to 106,500 shares of the Company's authorized but unissued Common Stock for each of the years 1993 to 1996 to provide incentives for key officers and employees. Such grants are allowed only if certain operating performance is attained. In August 1994, the Company granted 106,500 shares for 1993 awards and charged $2,023,500 to operations in the third quarter of 1994 based on the initial public offering price for the Company's Class A Common Stock (see Note 3). The Company issued another 106,500 shares for 1994 awards concurrent with the closing of the offering and charged $2,023,500 to operations in the fourth quarter of 1994 based on the initial public offering price.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

  In addition to the Program discussed above, in March 1994, the Company issued 107,920 shares of Class B Common Stock to two officers in connection with their employment arrangements. The Company charged $2,050,480 to operations in the first quarter of 1994 based on the initial public offering price for the Company's Class A Common Stock.

  On February 6, 1995, the Company adopted the Young Broadcasting Inc. 1995 Stock Option Plan ("1995 Stock Option Plan") and terminated the Program.

  The 1995 Stock Option Plan was adopted to provide incentives for independent directors, officers and employees. It may be administered by either the entire Board of Directors of the Company or a committee consisting of two or more members of the Board, each of whom is a disinterested person. The Board of Directors or committee, as the case may be, is to determine, among other things, the recipients of grants, whether a grant will consist of incentive stock options ("ISOs"), non-qualified stock options or stock appreciation rights ("SARs") (in tandem with an option or free-standing) or a combination thereof, and the number of shares to be subject to such options. ISOs may be granted only to officers and key employees of the Company and its subsidiaries. Non-qualified stock options and SARs may be granted to such officers and employees as well as to agents and directors of and consultants to the Company, whether or not otherwise employees of the Company.

  The 1995 Stock Option Plan provides for the granting of ISOs to purchase the Company's Common Stock at not less than the fair market value on the date of the option grant and the granting of non-qualified options and SARs with any exercise price. SARs granted in tandem with an option have the same exercise price as the related option. The total number of shares with respect to which options and SARs may be granted under the 1995 Stock Option Plan is currently 700,000. As of December 31, 1995, non-qualified and incentive stock options for an aggregate of 665,625 shares at a price of $19.75 have been granted to various individuals, including various executive officers. Operating results for 1995 were charged $366,094 in connection with the non-qualified options. The 1995 Stock Option Plan contains certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an optionee during the calendar year exceed $100,000, the option will be treated as a non-qualified option. In addition, if an optionee owns more than 10% of the total voting power of all classes of the Company's stock at the time the individual is granted an ISO, the option price per share cannot be less than 110% of the fair market value per share and the term of the ISO cannot exceed five years. No option or SAR may be granted under the Stock Option Plan after February 5, 2005, and no option may be outstanding for more than ten years after its grant.

  On March 14, 1995, the Company effected the 1994 non-matching stock contribution, into the Company's defined contribution plan, equal to 3% of 1994 compensation, by issuing an aggregate of 21,696 shares of Class A Common Stock.

  At December 31, 1995, the Company has reserved 7,200 shares of its Class A Common Stock, 696,800 shares of Class B Common Stock, and 750,000 shares of its Class C Common Stock in connection with stock options, grants, and warrants.

  On December 15, 1995, the Company reached an agreement with J.P. Morgan Capital Corporation to repurchase 138,008 shares and 285,251 shares of the Company's Class A and C Common Stock, respectively, for approximately $11.1 million. As of December 31, 1995, the Company repurchased 26,625 shares of Class A and 285,251 shares of Class C Common Stock for an aggregate price of $8.2 million. The remaining 111,383 shares of Class A Common Stock were repurchased on January 3, 1996 for an aggregate purchase price of $2.9 million.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

  Those directors of the Company who are not also employees of the Company receive an annual retainer of $10,000 and reimbursement of out-of-pocket expenses incurred for each Board or committee meeting attended. Such non-employee directors may elect to receive, in lieu of such cash amount, five year options, having a fair market value exercise price, to purchase a number of shares of Class A Common Stock based upon a formula which provides a substantially equivalent value. Non-employee directors also receive, upon becoming a director, a five-year option to purchase up to 1,000 shares of Class A Common Stock at an exercise price equal to 120% of the quoted price on the date of grant. No other directors are compensated for services as a director.

11. INCOME TAXES

  At December 31, 1995, the Company had net operating loss ("NOL") carryforwards for tax purposes of approximately $142 million expiring at various dates through 2010. The availability of NOL carryforwards to offset future income is subject to limitations imposed by Internal Revenue Code
Section 382 as a result of an ownership change which occurred on November 14, 1994. Under these limitations, the Company may utilize up to $8.9 million per year of the pre-ownership change NOL to offset future taxable income. In addition, of the $142 million NOL, approximately $1.1 million is not subject to the Section 382 limitation since it was generated after the ownership change.

  Significant components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1995 are as follows:

                                                          1994         1995
                                                       -----------  -----------
Deferred tax assets:
  Fixed Assets........................................ $       --   $    13,070
  Accounts Receivable.................................      93,151       97,974
  Intangibles.........................................   4,278,899    4,910,324
  Other...............................................      70,575       82,759
  NOL Carryforwards...................................  49,540,295   56,908,668
                                                       -----------  -----------
    Total deferred tax assets......................... $53,982,920  $62,012,795
                                                       -----------  -----------
Deferred tax liabilities
  Fixed Assets........................................ $   622,724  $       --
  Other...............................................     170,270      151,404
                                                       -----------  -----------
    Total deferred tax liabilities.................... $   792,994  $   151,404
                                                       -----------  -----------
Net deferred tax assets before valuation allowance....  53,189,926   61,861,391
Less: Valuation allowance............................. (53,189,926) (61,861,391)
                                                       -----------  -----------
Net deferred tax assets............................... $       --   $       --
                                                       ===========  ===========

  Based upon the standards set forth in Statement No. 109, the benefit of $61,861,391 for remaining temporary differences and the above NOL carryforwards have been offset by a valuation allowance.

12. EMPLOYEE BENEFIT PLANS

  The Company sponsors a defined contribution plan ("Plan") which provides retirement benefits for all eligible employees. Adam Young Inc. employees also participate in this Plan (see Note 14). The Plan participants may make pretax contributions from their salaries up to the maximum allowed by the Internal Revenue Code. For the year ended December 31, 1993, the Company made a non-matching contribution equal to 1% of eligible employee compensation which amounted to $150,000. For the year ended December 31, 1994, the Company accrued a non-matching stock contribution (21,696 shares of Class A Common Stock) equal to 3% of eligible

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES employee compensation amounting to $472,000. The Company effected such contributions by issuing the shares on March 14, 1995.

  For the year ended December 31, 1995, the Company accrued a non-matching contribution (27,685 shares of Class A Common Stock) equal to 3% of eligible employee compensation amounting to approximately $729,000. The Company effected such contributions by issuing the shares on January 5, 1996.

13. COMMITMENTS AND CONTINGENCIES

  The Company is obligated under various capital leases for certain broadcast equipment, office furniture, fixtures and other equipment that expire at various dates during the next three years. At December 31, 1994 and 1995, the net amount of property and equipment recorded under capital leases was $413,000 and $167,000, respectively. Amortization of assets held under capital leases is included with depreciation and amortization of property and equipment.

  The Company also has certain non-cancelable operating leases, primarily for administrative offices, broadcast equipment and vehicles that expire over the next six years. These leases generally contain renewal options for periods up to five years and require the Company to pay all costs such as maintenance and insurance.

  Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and the present value of future minimum capital lease payments as of December 31, 1995 are as follows:

                                                 CAPITAL LEASES OPERATING LEASES
                                                 -------------- ----------------
      Year ending December 31:
        1996....................................    $ 48,000       $  678,000
        1997....................................      35,000          545,000
        1998....................................      38,000          500,000
        1999....................................      15,000          471,000
        2000....................................          --          309,000
                                                    --------       ----------
          Total minimum lease payments..........    $136,000       $2,503,000
                                                    ========       ==========

  See Note 14 regarding sublease income from a related party.

14. RELATED PARTY TRANSACTIONS

  The Company has entered into agreements with Adam Young Inc. (a company owned by certain stockholders of the Company) whereby Adam Young Inc. will provide national sales representation for the Company's television stations. In return, Adam Young Inc. is paid a commission which approximated $1,955,000, $2,580,000 and $3,798,000 for 1993, 1994 and 1995, respectively. The Company believes that the commissions they pay Adam Young Inc. are equal to rates that they would have paid to other third party national sales representatives.

  At December 31, 1994 and 1995, the Company had accrued commissions payable of $509,000 and $266,000, respectively, to Adam Young Inc.

  During 1990, the Company began subleasing to Adam Young Inc. certain office space together with furnishings and equipment under an agreement which expires in the year 2000. The lease is accounted for under the operating method. The Company pays real estate taxes and maintenance while insurance is paid for by Adam Young Inc. The cost of the leasehold improvements, furnishings, and equipment subject to the sublease

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES approximated $1,161,000, and related accumulated depreciation and amortization approximated $800,000 and $923,000 at December 31, 1994 and 1995, respectively. The rent charged to Adam Young Inc. exceeds the Company's cost of such facilities and improvements.

  The Company received lease income payments in connection with the aforementioned sublease arrangement of $516,000, $551,000 and $537,000 during 1993, 1994 and 1995, respectively.

  The approximate minimum non cancelable lease payments to be received for each of the years subsequent to December 31, 1995 if the Company does not recapture any of the subleased space and improvements as permitted under the sublease are as follows: 1996, $554,000; 1997, $554,000; 1998, $554,000; 1999,
$554,000 and 2000, $370,000.

  During 1994 and 1995, the Company made loans to certain executive officers and other employees of the Company to satisfy the federal tax withholding requirements related to non-cash compensation paid in the form of shares of the Company's Class B Common Stock. Such shares include shares issued pursuant to the Program in August 1994 and November 1994 and shares issued in March 1994 as part of the compensation under employment arrangements (see Note 10). The aggregate amount of such loans outstanding at December 31, 1995 was approximately $2,003,000. The principal amount of the loans will bear interest, payable annually, at the rate of 7.21%. The loans are secured by each employee's shares of common stock and the principal is payable in five equal annual installments commencing November 15, 1995.

  On November 8, 1995, the Board of Directors approved a loan foregiveness program (the "Loan Forgiveness Program") for the payment that was due on November 15, 1995 and the payments due in subsequent years. Under this program, participants that chose to participate will have their annual installments forgiven over the year following the scheduled payment date at the rate of one twelfth per month, as long as the employee continues to be employed by the Company.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following summarizes the Company's results of operations for each quarter of 1995 and 1994 (in thousands, except per share amounts). The (loss) income per common share computation for each quarter and the year are separate calculations. Accordingly, the sum of the quarterly (loss) income per common share amounts may not equal the (loss) income per common share for the year.

                             FIRST         SECOND        THIRD         FOURTH
                            QUARTER       QUARTER       QUARTER       QUARTER
                          ------------  ------------  ------------  ------------
                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1995
Net revenues............  $     26,973  $     32,371  $     29,593  $     33,593
Operating income........         5,288        10,941         8,615        10,567
Net (loss) income before
 extraordinary item.....        (2,665)        2,949           251         1,999
Net (loss) income.......        (2,665)       (6,176)          251         1,999
Net (loss) income per
 common share...........  $      (0.25) $      (0.57) $       0.02  $       0.18
1994
Net revenues............  $     14,843  $     18,369  $     18,156  $     27,420
Operating income........           415         5,765         3,539         7,039
Net (loss) income before
 extraordinary item.....        (3,994)        1,688          (801)          757
Net (loss) income.......        (3,994)        1,688          (801)       (5,270)
Net (loss) income per
 common share...........  $      (2.37) $       0.27  $      (1.00) $      (1.65)

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

  The results of the second quarter of 1995 includes an extraordinary loss of approximately $9.1 million ($0.84 per share) related to the early extinguishment of debt (see Note 6).

16. SUBSEQUENT EVENTS

DEBT ISSUANCE

  On January 16, 1996, the Company sold $125,000,000 aggregate principal amount of Series A 9% Senior Subordinated Notes (the "January 1996 Notes") due 2006 to Merrill Lynch & Co. and J.P. Morgan Securities Inc. (the "Initial Purchasers") pursuant to a purchase agreement dated January 9, 1996. The Initial Purchasers subsequently resold the January 1996 Notes to qualified institutional buyers in reliance upon Rule 144A under the Securities Act of 1933.

  The net proceeds of the January 1996 Notes, approximately $121.9 million after deducting the Initial Purchasers' discounts, was used to repay all outstanding indebtedness including accrued interest under the New Senior Credit Facility of approximately $50 million. The Company invested the remaining net proceeds, approximately $71.9 million, in low risk commercial paper. The Company used approximately $56.0 million of the remaining net proceeds to finance the Quad Cities acquisition and the balance to partially finance the Midcontinent acquisition.

RECENT ACQUISITIONS

  On April 15, 1996, the Company acquired from Broad Street Television, L.P. ("Quad Cities") the assets of KWQC-TV, Channel 6, in Davenport, Iowa, for $55 million plus outstanding receivables. The acquisition will be accounted for as a purchase. It is anticipated that a substantial portion of the purchase price will be allocated to intangible assets. Such intangibles will be amortized over their estimated lives which will not exceed 40 years.

  On May 31, 1996, the Company acquired from Midcontinent Media of South Dakota, a wholly owned subsidiary of Midcontinent Media, Inc. of Minneapolis, Minnesota, ("Midcontinent") the assets of KELO-TV, Channel 11, in Sioux Falls, South Dakota and its satellite stations for $50 million plus outstanding receivables of the stations. The acquisition will be accounted for as a purchase. It is anticipated that a substantial portion of the purchase price will be allocated to intangible assets. Such intangibles will be amortized over their estimated lives which will not exceed 40 years.

PENDING ACQUISITION

  On May 10, 1996, the Company entered into an agreement with a subsidiary of The Walt Disney Company ("Disney") to acquire the assets of KCAL-TV, Channel 9, in Los Angeles, California. The purchase price for the KCAL assets and for the stock of a Disney subsidiary, which holds the Federal Communications Commission License issued for KCAL, is $368.0 million, plus $17.0 million for net working capital included as part of the purchased assets. This acquisition will be accounted for as a purchase. It is anticipated that a substantial portion of the purchase price will be allocated to intangible assets. Such intangibles will be amortized over their estimated lives over periods ranging from two to 40 years. The Company expects to finance the acquisition by 1) issuing Class A common stock pursuant to a public offering providing the Company with approximately $162.0 million of net proceeds, and 2) amending and restating its senior credit facility, thus providing the Company with a $500 million term and revolving credit facility.

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                     JUNE 30,
                                                                       1996
                                                                   ------------
ASSETS
Current assets:
 Cash and cash equivalents                                         $  7,933,613
 Trade accounts receivable, less allowance for doubtful accounts
  of $788,000....................................................    30,613,847
 Current portion of loans receivable--officers...................       549,420
 Current portion of program license rights.......................     3,774,646
 Prepaid expenses................................................     1,775,130
                                                                   ------------
 Total current assets............................................    44,646,656
                                                                   ------------
Property and equipment
 Land and land improvements......................................     6,062,065
 Buildings and building improvements.............................    29,115,605
 Broadcast equipment.............................................   116,037,180
 Office furniture, fixtures and other equipment..................     7,304,878
 Vehicles........................................................     2,496,144
                                                                   ------------
                                                                    161,015,872
 Less accumulated depreciation and amortization..................   (69,853,745)
                                                                   ------------
 Net property and equipment......................................    91,162,127
Program license rights, excluding current portion................     2,351,679
Deposits and other assets........................................       667,829
Loans receivable--officers, excluding current portion............     1,194,175
Broadcasting licenses and other intangibles, less accumulated
 amortization of $68,636,222.....................................   246,625,428
Deferred charges less accumulated amortization of $2,725,519.....    13,635,941
                                                                   ------------
Total Assets                                                       $400,283,835
                                                                   ============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Trade accounts payable..........................................  $  5,124,461
 Accrued expenses:
 Interest........................................................    12,168,460
 Other...........................................................     4,022,671
                                                                   ------------
 Total accrued expenses..........................................    16,191,131
 Current installments of program license liability...............     3,809,437
 Current installments of long-term debt..........................       961,850
 Current installments of obligations under capital leases........        40,301
                                                                   ------------
 Total current liabilities.......................................    26,127,180
Program license liability, excluding current installments........     2,243,526
Long-term debt, excluding current installments...................    30,714,176
11.75% Senior Subordinated Notes.................................   120,000,000
10.125% Senior Subordinated Notes................................   125,000,000
9% Senior Subordinated Notes.....................................   125,000,000
Obligations under capital leases, excluding current installments.        70,707
                                                                   ------------
 Total liabilities...............................................   429,155,589
                                                                   ------------
Stockholders' deficit:
 Class A Common Stock, $.001 par value. Authorized 20,000,000
  shares; issued and outstanding 4,887,264 shares................         4,888
 Class B Common Stock, $.001 par value. Authorized 20,000,000
  shares; issued and outstanding 2,029,620 shares................         2,029
 Class C Common Stock, $.001 par value. Authorized 20,000,000
  shares; issued and outstanding 3,563,473 shares................         3,564
 Additional paid-in capital......................................   126,184,867
 Accumulated deficit.............................................  (155,067,102)
                                                                   ------------
 Total stockholders' deficit.....................................   (28,871,754)
                                                                   ------------
 Total liabilities and stockholders' deficit.....................  $400,283,835
                                                                   ============

          See accompanying notes to consolidated financial statements.

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                       SIX MONTHS ENDED JUNE
                                                                30,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
Net operating revenue................................ $59,344,071  $63,758,948
                                                      -----------  -----------
Operating expenses...................................  13,790,570   14,543,783
Amortization of program license rights...............   3,071,767    3,634,712
Selling, general and administrative expenses.........  11,797,725   12,881,164
Depreciation and amortization........................  12,450,178   13,073,317
Corporate overhead...................................   1,566,215    2,171,073
Non-cash compensation................................     437,982       15,400
                                                      -----------  -----------
Operating income.....................................  16,229,634   17,439,499
                                                      -----------  -----------
Interest income......................................     215,766    1,282,094
Interest expense, net................................ (16,069,505) (19,742,254)
Other expense, net...................................     (91,751)    (440,752)
                                                      -----------  -----------
                                                      (15,945,490) (18,900,912)
                                                      -----------  -----------
Income (loss) before extraordinary item..............     284,144   (1,461,413)
Extraordinary loss on extinguishment of debt.........  (9,125,000)          --
                                                      -----------  -----------
Net income (loss).................................... $(8,840,856) $(1,461,413)
                                                      ===========  ===========
Earnings (loss) per common share
 Primary
  Before extraordinary item.......................... $      0.03  $     (0.14)
                                                      ===========  ===========
  Net income (loss).................................. $     (0.82) $     (0.14)
                                                      ===========  ===========
 Fully diluted
  Before extraordinary item.......................... $      0.03  $     (0.14)
                                                      ===========  ===========
  Net income (loss).................................. $     (0.82) $     (0.14)
                                                      ===========  ===========


          See accompanying notes to consolidated financial statements.

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                  (UNAUDITED)

                                                                                   TOTAL
                              COMMON STOCK         ADDITIONAL                  STOCKHOLDERS'
                         ------------------------   PAID-IN      ACCUMULATED      EQUITY
                         CLASS A  CLASS B CLASS C   CAPITAL        DEFICIT       (DEFICIT)
                         -------  ------- ------- ------------  -------------  -------------
Balance at December 31,
 1995................... $4,955   $2,029  $3,564  $128,051,024  $(153,605,689) $(25,544,117)
 Repurchase and
  retirement of Class A
  Common Stock..........   (111)     --      --     (2,923,693)           --     (2,923,804)
 Contribution of shares
  into Company's defined
  contribution plan.....     28      --      --        728,641            --        728,669
 Exercise of common
  stock options.........     16      --      --        313,495            --        313,511
 Issuance of common
  stock options below
  market value..........    --       --      --         15,400            --         15,400
 Net loss for June 30,
  1996..................    --       --      --            --      (1,461,413)   (1,461,413)
                         ------   ------  ------  ------------  -------------  ------------
Balance at June 30,
 1996................... $4,888   $2,029  $3,564  $126,184,867  $(155,067,102) $(28,871,754)
                         ======   ======  ======  ============  =============  ============



          See accompanying notes to consolidated financial statements.

                    YOUNG BROADCASTING INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                     SIX MONTHS ENDED JUNE 30,
                                                     --------------------------
                                                         1995          1996
                                                     ------------  ------------
OPERATING ACTIVITIES
Net loss...........................................  $ (8,840,856) $ (1,461,413)
Adjustments to reconcile net loss to net cash
provided by operating activities:
  Depreciation and amortization of property and
  equipment........................................     6,911,732     7,099,937
  Amortization of program license rights...........     3,071,767     3,634,712
  Amortization of broadcasting licenses, other
  intangibles and deferred charges.................     5,538,446     5,973,380
  Non-cash compensation............................       437,982        15,400
  Non-cash interest expense on outstanding
  indebtedness.....................................       214,739       183,976
  Extraordinary loss on extinguishment of debt.....     9,125,000           --
  Deferred acquisition and debt refinancing costs
  incurred.........................................    (3,437,500)   (3,125,000)
  (Increase) decrease in trade accounts receivable.    (1,159,547)      808,093
  Increase in prepaid expenses.....................      (221,077)     (729,534)
  Decrease in trade accounts payable...............      (786,778)     (332,672)
  (Decrease) increase in accrued expenses and other
  liabilities......................................    (3,259,328)    6,119,405
                                                     ------------  ------------
Net cash provided by operating activities..........     7,594,580    18,186,284
                                                     ------------  ------------
INVESTING ACTIVITIES
Purchase of KWQC-TV................................           --    (57,173,000)
Purchase of KELO-TV................................           --    (51,281,308)
Capital expenditures...............................    (2,938,831)   (1,634,703)
(Increase) decrease in deposits and other assets...      (166,555)      877,756
Decrease in broadcast licenses and other
intangibles........................................        31,347           --
                                                     ------------  ------------
Net cash used in investing activities..............    (3,074,039) (109,211,255)
                                                     ------------  ------------
FINANCING ACTIVITIES
Proceeds from issuance of public subordinated debt.   125,000,000   125,000,000
Borrowings from working capital facility...........     3,500,000    25,400,000
Principal payments on long-term debt...............  (129,846,161)  (46,764,798)
Deferred acquisition and debt refinancing costs
incurred...........................................    (2,026,466)   (1,743,280)
Repurchase of Class A Common Stock.................           --     (2,923,804)
Proceeds from exercise of Common Stock options.....        50,000       313,511
Principal payments under capital lease obligations.      (201,362)      (24,916)
Payments on programming license liabilities........    (3,221,885)   (3,723,762)
                                                     ------------  ------------
Net cash (used in) provided by financing
activities.........................................    (6,745,874)   95,532,951
                                                     ------------  ------------
NET (DECREASE) INCREASE IN CASH....................    (2,225,333)    4,507,980
Cash and cash equivalents at beginning of year.....     6,304,402     3,425,633
                                                     ------------  ------------
Cash and cash equivalents at June 30...............  $  4,079,069  $  7,933,613
                                                     ============  ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid......................................  $ 16,945,932  $ 14,304,146
Income taxes paid..................................  $        --   $        --

          See accompanying notes to consolidated financial statements.

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include those of Young Broadcasting Inc. and subsidiaries (the "Company"), consisting of eleven network affiliated (four with CBS, six with ABC and one with NBC) commercial television broadcasting stations in the states of Michigan, Wisconsin, Louisiana, Illinois, Tennessee, New York, Virginia, Iowa and South Dakota. Significant intercompany transactions and accounts have been eliminated. The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The interim financial statements are unaudited but include all adjustments, which are of a normal recurring nature, that the Company considers necessary for a fair presentation of results for such period. Operating results of interim periods are not necessarily indicative of results for a full year.

2. ACQUISITIONS

  On April 15, 1996, the Company acquired from Broad Street Television, L.P. ("Quad Cities") the assets of KWQC-TV, Channel 6, in Davenport, Iowa, for approximately $55 million plus outstanding receivables of the station. This acquisition was accounted for as a purchase. A substantial portion of the purchase price was allocated to intangible assets. Such intangibles will be amortized over their estimated lives which will not exceed 40 years. The Quad Cities acquisition was financed with approximately $56.2 million of net proceeds from the January 1996 $125 million 9% Senior Subordinated Notes Offering (the "January 1996 Notes Offering") due 2006.

  On May 31, 1996, the Company acquired from Midcontinent Television of South Dakota, a wholly owned subsidiary of Midcontinent Media, Inc. of Minneapolis, Minnesota, ("Midcontinent") the assets of KELO-TV, Channel 11, in Sioux Falls, South Dakota and its satellite stations for approximately $50 million plus outstanding receivables of the stations. This acquisition was accounted for as a purchase. A substantial portion of the purchase price was allocated to intangible assets. Such intangibles will be amortized over their estimated lives which will not exceed 40 years. The Midcontinent acquisition was financed with approximately $15.7 million of net proceeds from the January 1996 Notes Offering, $25.4 million under the Senior Credit Facility, a $3 million promissory note and the remaining balance from cash balances of the Company.

  The following pro forma information gives effect to the Acquisitions of KWQC-TV and KELO-TV (including expense reductions) and the new affiliation agreement as if they had been effected on January 1, 1995 and 1996. The pro forma information for the three months and six months ended June 30, 1995 and 1996 does not purport to represent what the Company's results of operations would have been if such transactions had been effected at such date and do not purport to project results of operations of the Company in any future period.

                                        THREE MONTHS ENDED   SIX MONTHS ENDED
                                             JUNE 30,            JUNE 30,
                                        ------------------- -------------------
                                        1995(/1/) 1996(/1/) 1995(/1/) 1996(/1/)
                                        --------- --------- --------- ---------
                                            (DOLLARS IN         (DOLLARS IN
                                            THOUSANDS)          THOUSANDS)
Net Revenues (2).......................  $38,858   $38,894   $71,694   $72,946
Operating Income.......................   12,663    12,994    19,329    20,149
Income (loss) before extraordinary
item...................................    1,941     1,954    (2,179)   (2,297)
Net income (loss) applicable to common
stockholders...........................   (7,184)    1,954   (11,304)   (2,297)
Net income (loss) per common share:
Primary and Fully Diluted..............  $ (0.66)  $  0.18   $ (1.04)  $ (0.22)

                   YOUNG BROADCASTING INC. AND SUBSIDIARIES

                                  (UNAUDITED)

(1) Pro forma adjustments to 1995 net revenues include additional annualized network compensation under the new WTVO and KELO affiliation agreements and a programming change at KWQC in the aggregate amount of $200,000 and $400,000 for the three and six months ended June 30, 1995, respectively. Pro forma adjustments to 1996 net revenues include additional network compensation under the new KWQC and KELO affiliation agreements of $72,000 and $182,000 for the three and six months ended June 30,1996.

  Pro forma adjustments for 1995 include expense reductions of approximately $792,000 and $1.6 million and the elimination of the Quad Cities station management fee for the three and six months ended June 30, 1995, respectively. Pro forma adjustments for 1996 include expense reductions of approximately $306,000 and $1.1 million and the elimination of the Quad Cities station management fee for the three and six months ended June 30, 1996, respectively.

(2)Net revenues are total revenues net of agency and national representation commissions.

3. PENDING ACQUISITION

  On May 10, 1996, the Company entered into an agreement with a subsidiary of The Walt Disney Company ("Disney") to acquire from Disney the assets of KCAL-TV, Channel 9, in Los Angeles, California for $368 million plus $17 million for net working capital. This acquisition will be accounted for as a purchase. It is anticipated that a substantial portion of the purchase price will be allocated to intangible assets. Such intangibles will be amortized over their estimated lives which will not exceed 40 years.

4. SUBSEQUENT EVENT

  The Company and Disney, the parent of ABC, have entered into an agreement pursuant to which the Company will repurchase the ABC Stock and the ABC Warrants concurrently with the closing of the Offerings. Under the agreement, the Company will repurchase the ABC Stock at a per share price equal to the difference between the public offering price per share of the Class A Common Stock, less the underwriting discount per share. The Company will repurchase the ABC Warrants at a per share price equal to the difference between the public offering price per share of the Class A Common Stock and the per share exercise price of the ABC Warrants ($22.80), plus $2, less one-half of the underwriting discount per share.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Walt Disney Company

  In our opinion, the accompanying balance sheet and the related statements of operations, of changes in KCAL Broadcasting Group equity, and of cash flows present fairly, in all material respects, the financial position of KCAL Broadcasting Group (KCAL, which represents a broadcasting group of The Walt Disney Company) at September 30, 1995 and 1994 and the results of its operations, the changes in KCAL Broadcasting Group equity, and its cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of The Walt Disney Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP
Los Angeles, California
February 15, 1996

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                                 BALANCE SHEET
                                ($ IN THOUSANDS)

                                                                SEPTEMBER 30,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 36,829 $ 13,519
  Accounts receivable (net of allowances of $1,041 in 1995
   and $730 in 1994).........................................   17,998   17,577
  Broadcast program rights...................................   25,030   32,231
  Deferred income taxes .....................................   10,011   19,180
  Prepaid expenses...........................................      260      179
                                                              -------- --------
    Total current assets.....................................   90,128   82,686
Broadcast program rights.....................................    6,294    4,172
Property, plant and equipment, net...........................   13,898   13,518
Intangible assets, net.......................................  221,442  228,784
                                                              -------- --------
    Total assets............................................. $331,762 $329,160
                                                              ======== ========
LIABILITIES AND BROADCASTING GROUP EQUITY
Current liabilities:
  Accounts payable and other accrued liabilities............. $  5,832 $  5,744
  Broadcast program rights payable...........................   30,123   45,745
                                                              -------- --------
    Total current liabilities................................   35,955   51,489
Broadcast program rights payable.............................    9,658   12,346
Deferred income taxes........................................   10,011   19,180
                                                              -------- --------
    Total liabilities........................................   55,624   83,015
                                                              -------- --------
Commitments and contingencies (Note 8).......................
Broadcasting group equity....................................  276,138  246,145
                                                              -------- --------
    Total liabilities and broadcasting group equity.......... $331,762 $329,160
                                                              ======== ========


                       See Notes to Financial Statements.

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                            STATEMENT OF OPERATIONS
                                ($ IN THOUSANDS)

                                                    YEAR ENDED SEPTEMBER 30,
                                                   ---------------------------
                                                     1995     1994      1993
                                                   -------- --------  --------
Revenues.......................................... $113,990 $102,995  $108,144
Expenses:
  Program amortization............................   51,523   45,759    55,079
  Program write-offs..............................      --    14,556    26,100
  Other operating expenses........................   26,151   25,484    24,955
  Selling, general and administrative.............   25,029   24,619    23,686
  Depreciation....................................    3,520    4,155     5,251
  Amortization of intangibles.....................    7,342    7,937    10,688
                                                   -------- --------  --------
    Total expenses................................  113,565  122,510   145,759
                                                   -------- --------  --------
Income (loss) before income taxes.................      425  (19,515)  (37,615)
Income tax benefit................................      --       --    (12,633)
                                                   -------- --------  --------
Net income (loss)................................. $    425 $(19,515) $(24,982)
                                                   ======== ========  ========

             STATEMENT OF CHANGES IN KCAL BROADCASTING GROUP EQUITY
                                ($ IN THOUSANDS)

                                                     YEAR ENDED SEPTEMBER 30,
                                                    ---------------------------
                                                      1995     1994      1993
                                                    -------- --------  --------
Beginning of year.................................. $246,145 $243,722  $256,248
Net income (loss)..................................      425  (19,515)  (24,982)
Net transactions with Disney (Note 4)..............   29,568   21,938    12,456
                                                    -------- --------  --------
End of year........................................ $276,138 $246,145  $243,722
                                                    ======== ========  ========


                       See Notes to Financial Statements.

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                            STATEMENT OF CASH FLOWS
                                ($ IN THOUSANDS)

                                                   YEAR ENDED SEPTEMBER 30,
                                                  ----------------------------
                                                    1995      1994      1993
                                                  --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).............................. $    425  $(19,515) $(24,982)
  Adjustments to reconcile net income (loss) to
   net cash used in operating activities:
    Depreciation.................................    3,520     4,155     5,251
    Amortization of intangibles..................    7,342     7,937    10,688
    Amortization of broadcast program rights.....   35,771    47,617    65,330
    Payments for broadcast program rights........  (49,002)  (49,771)  (39,635)
  Changes in assets and liabilities:
    Accounts receivable..........................     (421)   (1,103)    1,404
    Other assets.................................      (81)      122      (123)
    Accounts payable.............................       88     2,538   (12,045)
    Deferred income taxes........................      --        --    (12,633)
                                                  --------  --------  --------
Cash used in operating activities................   (2,358)   (8,020)   (6,745)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment.....   (3,900)   (3,759)   (2,357)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net transactions with Disney (Note 4)..........   29,568    21,938    12,456
                                                  --------  --------  --------
Increase in cash and cash equivalents............   23,310    10,159     3,354
Cash and cash equivalents, beginning of year.....   13,519     3,360         6
                                                  --------  --------  --------
Cash and cash equivalents, end of year........... $ 36,829  $ 13,519  $  3,360
                                                  ========  ========  ========


                       See Notes to Financial Statements.

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                               ($ IN THOUSANDS)

NOTE 1--BASIS OF PRESENTATION

  In July 1995, The Walt Disney Company (Disney) and Capital Cities/ABC, Inc. (Capital Cities) entered into a reorganization agreement, pursuant to which Disney will acquire Capital Cities. In connection with the acquisition, Disney has agreed to divest itself of KCAL-TV Channel 9, an independent VHF television station licensed to operate in Los Angeles, California. The accompanying financial statements include the operations of the KCAL Broadcasting Group (KCAL), which consists of certain operating assets and liabilities of KCAL-TV, Inc., KCAL TV L.P., Fidelity Television, Inc. and KHJ-TV, Inc.

  The accompanying financial statements reflect the "carved-out" assets, liabilities, revenues, expenses and cash flows of KCAL as if KCAL had been operating as a separate business. Certain corporate, general and administrative expenses of Disney have been allocated to KCAL (see Note 4) on various bases which, in the opinion of management, are reasonable. However, such expenses are not necessarily indicative of, and it is not practicable for management to estimate the level of, expenses which might have been incurred had KCAL been operating as a separate business.

  These financial statements include certain programming assets and liabilities which will not be sold by Disney upon its divestiture of KCAL. Selected financial information associated with the retained programming is as follows:

                                                 AS OF OR FOR THE YEAR ENDED
                                                        SEPTEMBER 30,
                                                 -----------------------------
                                                   1995      1994      1993
                                                 --------- --------- ---------
   Balance Sheet
     Broadcast program rights................... $    130  $  3,248  $  11,669
     Broadcast program rights payable...........    4,449    19,760     38,347
   Statement of Operations
     Revenues................................... $  2,038  $  2,905  $   3,967
     Program amortization expense...............    3,118     4,871      6,978
     Program write-offs.........................      --      3,550     26,100
                                                 --------  --------  ---------
     Operating loss............................. $ (1,080) $ (5,516) $ (29,111)
                                                 ========  ========  =========
   Statement of Cash Flows
     Cash payments.............................. $ 15,311  $ 18,586  $  15,386
                                                 ========  ========  =========

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Revenue recognition

  Advertising revenue is recorded when the related advertisement is broadcast and is net of advertising agency commissions. Management does not believe that the loss of any single advertiser or advertising agency would have a material adverse impact on KCAL.

 Broadcast program rights

  Broadcast program rights consist of rights to broadcast feature films and syndicated television shows and are stated at the lower of unamortized cost or estimated net realizable value. Broadcast program rights and the related liabilities are recorded at the contract value when the program is available for airing, the license period begins and certain other conditions are met. Broadcast program rights are generally amortized using an

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

accelerated method of amortization as programs are aired. The net realizable value of broadcast program rights for which KCAL is contractually committed is reviewed periodically and revisions to amortization rates or write-downs to net realizable value may occur.

  The costs of programming expected to be aired within one year are classified as current assets. Payments to be made within one year under broadcast rights contracts are classified as current liabilities.

 Barter transactions

  KCAL provides advertising air time to certain customers in exchange for programming. Barter transactions are recorded at the estimated fair value of the exchanged air time. Barter revenues and expenses are recognized when the advertisement is broadcast.

 Presentation of cash flows

  Payments for broadcast program rights in the statement of cash flows include cash payments made by Disney on behalf of KCAL (see Note 4) and exclude broadcast programming acquired in barter transactions. Broadcast program rights amortization included in the statement of cash flows excludes amortization of programming acquired in barter transactions.

  All highly liquid investments with maturities of three months or less are considered to be cash equivalents.

 Property, plant and equipment

  Property, plant and equipment are stated at cost. Additions and improvements are capitalized while expenditures for maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 20 years for furniture, fixtures and equipment, 20 to 40 years for buildings and improvements and the life of the lease for leasehold improvements.

NOTE 3--INTANGIBLE ASSETS

  Intangible assets are summarized as follows:

                                                                 SEPTEMBER 30,
                                                               -----------------
                                                                 1995     1994
                                                               -------- --------
     Goodwill less accumulated amortization of $31,480 in
      1995 and $26,890 in 1994...............................  $154,971 $159,561
     FCC license, less accumulated amortization of $13,669 in
      1995 and $11,668 in 1994...............................    66,345   68,346
     Advertiser relationships, less accumulated amortization
      of $32,105 in 1995 and $31,354 in 1994.................       126      877
                                                               -------- --------
                                                               $221,442 $228,784
                                                               ======== ========

  Goodwill represents the excess of Disney's purchase cost for KCAL over the fair value of their net assets at the date of acquisition. Both the goodwill and FCC license are being amortized over 40 years using the straight-line method. Advertiser relationships are being amortized over 8 years using an accelerated method.

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

  At each balance sheet date, KCAL evaluates whether there has been an impairment in the carrying value of the intangible assets in accordance with generally accepted accounting principles. Such evaluation is based on various analyses including undiscounted cash flow and profitability projections. Accordingly, these analyses incorporate management's best estimate of future operating results; however, the amounts KCAL may ultimately realize upon the sale of the broadcast operations could differ from the stated carrying value of the assets of KCAL (including the intangible assets) at September 30, 1995.

  At September 30, 1995, management does not believe there has been an impairment in the net carrying value of the intangible assets.

NOTE 4--TRANSACTIONS WITH DISNEY

  KCAL licensed broadcast programming from certain Disney subsidiaries. Selected financial information associated with the programming acquired from Disney is as follows:

                                                   AS OF OR FOR THE YEAR ENDED
                                                          SEPTEMBER 30,
                                                  -----------------------------
                                                    1995      1994      1993
                                                  --------- --------- ---------
   Balance Sheet
     Broadcast program rights.................... $   8,168 $  11,378 $  21,483
     Broadcast program rights payable............    12,444    18,783    23,741
   Statement of Cash Flows
     Cash payments............................... $   7,267 $   8,092 $     216

  Additionally, Disney and certain of its subsidiaries provide a variety of services to KCAL that are accounted for as intercompany transactions which are summarized as follows:

                                                    YEAR ENDED SEPTEMBER 30,
                                                    ---------------------------
                                                     1995      1994      1993
                                                    -------  --------  --------
   Programming costs paid by Disney................ $14,638  $ 18,585  $ 10,109
   Salaries, employee benefits and payroll taxes...  14,468    13,129    12,045
   Corporate overhead allocations..................   1,201     1,626     1,590
   Net cash transfers..............................     133   (11,000)  (13,690)
   Other...........................................    (872)     (402)    2,402
                                                    -------  --------  --------
     Total......................................... $29,568  $ 21,938  $ 12,456
                                                    =======  ========  ========

  In certain cases, Disney makes payments on behalf of KCAL for broadcast programming purchased by KCAL from third parties.

  KCAL's payroll taxes are included in Disney's consolidated payroll tax filings. Disney charges KCAL for payroll taxes paid on their behalf.

  Certain employees of KCAL were paid directly by Disney and participated in incentive compensation and other employee benefit plans of Disney. These payroll costs, incentive compensation costs and costs of other employee benefit plans were charged to KCAL by Disney based upon the actual cost to Disney.

  Substantially all non-union employees of KCAL are eligible to participate in defined benefit plans sponsored by Disney after completing one year of service. Upon Disney's divestiture of KCAL, all defined benefit pension

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

obligations applicable to prior service by KCAL employees will remain an obligation of Disney. KCAL salaried employees are also eligible to participate in a defined contribution plan sponsored by Disney which consists of a 401(k) savings plan covering substantially all salaried employees who have completed one year of service and make the necessary contributions. Disney's costs applicable to these plans for KCAL employees are charged to KCAL.

  KCAL was allocated costs by Disney for certain corporate services such as human resources, legal and accounting. Such costs were allocated to KCAL based on the relative percentage of time spent by Disney's corporate departments. Charges allocated to KCAL for outside legal fees and insurance premiums were based on actual costs incurred by Disney. Management believes that the allocation methods were reasonable in the circumstances.

NOTE 5--INCOME TAXES

  The components of income tax benefit are as follows:

                                                     YEAR ENDED SEPTEMBER 30,
                                                     --------------------------
                                                      1995     1994      1993
                                                     -------  -------  --------
   Current
     Federal........................................ $(5,015) $(5,204) $ (7,415)
     State..........................................    (860)    (893)   (1,271)
                                                     -------  -------  --------
                                                      (5,875)  (6,097)   (8,686)
                                                     -------  -------  --------
   Deferred
     Federal........................................   4,696    6,093    (3,244)
     State..........................................   1,179        4      (703)
                                                     -------  -------  --------
                                                       5,875    6,097    (3,947)
                                                     -------  -------  --------
                                                     $     0  $     0  $(12,633)
                                                     =======  =======  ========

  Components of deferred income tax assets and liabilities are as follows:

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1995     1994
                                                               -------  -------
     Deferred Tax Assets:
       Programming costs...................................... $10,011  $19,180
       Loss carryforwards.....................................  20,658   14,783
       Fixed assets and other.................................     761      300
                                                               -------  -------
         Total deferred tax assets............................ $31,430  $34,263
     Deferred Tax Liabilities:
       Licenses...............................................  26,683   27,339
                                                               -------  -------
     Net Deferred Tax Assets:
       Before valuation allowance.............................   4,747    6,924
     Valuation Allowance......................................  (4,747)  (6,924)
                                                               -------  -------
       Net Deferred Tax Assets................................ $     0  $     0
                                                               =======  =======

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

  The reconciliation of the statutory income tax rate to the effective income tax rate is as follows:

                                                     YEAR ENDED SEPTEMBER 30,
                                                     --------------------------
                                                      1995     1994      1993
                                                     -------  -------  --------
   Tax at federal income tax rate................... $   149  $(6,830) $(13,165)
   State taxes, net of federal income tax benefit...      25   (1,171)   (2,257)
   Amortization of goodwill.........................   1,881    1,881     1,881
   Valuation allowance..............................  (2,177)   6,068       856
   Other............................................     122       52        52
                                                     -------  -------  --------
                                                     $     0  $     0  $(12,633)
                                                     =======  =======  ========

  SFAS 109 requires that the consolidated amount of current and deferred income tax expense for a group that files a consolidated tax return be allocated among the members of the group when those members issue separate financial statements. KCAL's income tax provision is computed as if KCAL were a separate entity from Disney. Disney will not reimburse KCAL for utilization of certain tax attributes. However, Disney will not charge KCAL for its separate tax liabilities to the extent of its prior losses.

  SFAS 109 requires that deferred income tax assets be reduced by the amount of any income tax benefits that, based on available evidence, are not expected to be realized under a "more likely than not" standard. Accordingly, for the fiscal years ended September 30, 1993 and September 30, 1994, valuation allowances of $856 and $6,068 were established. For the year ended September 30, 1995, prior valuation allowances were reduced by $2,177.

NOTE 6--BARTER TRANSACTIONS

  Total barter sales amounted to $15,752 in 1995, $12,698 in 1994 and $15,849 in 1993. Equal amounts were charged to operating expenses for the respective period.

NOTE 7--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment as of December 31, 1995 and 1994 consisted of the following:

                                                               SEPTEMBER 30,
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
     Land................................................... $  3,100  $  3,100
     Buildings and improvements.............................    4,165     4,054
     Leasehold improvements.................................    1,446     1,445
     Furniture, fixtures and equipment......................   41,386    37,869
     Accumulated depreciation...............................  (36,199)  (32,950)
                                                             --------  --------
     Property, plant and equipment, net..................... $ 13,898  $ 13,518
                                                             ========  ========

NOTE 8--COMMITMENTS AND CONTINGENCIES

 Leases

  KCAL has entered into various operating leases for office and studio space in Hollywood, California and several microwave and transmission sites throughout Southern California. Rent expense relating to these leases

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                               ($ IN THOUSANDS)

was $1,110 in 1995, $1,365 in 1994, and $1,270 in 1993. The aggregate minimum rental commitments for all non-cancelable operating leases with terms of more than one year are as follows:

            1996.................................. $1,036
            1997..................................     46
            1998..................................     45
            1999..................................     11
                                                   ------
              Total............................... $1,138
                                                   ======

 Broadcast program rights

  In addition to the program rights recorded in the balance sheet as of September 30, 1995, KCAL is contractually committed to purchase programming for which the availability date and other conditions for recording an asset and a liability will occur subsequent to September 30, 1995. These unrecorded contractual commitments totaled $35,219 as of September 30, 1995.

 Broadcast license

  Television licenses are currently granted for a maximum period of eight years and are renewable upon application to the FCC. During the period when an application for renewal is pending, others may file applications for the license and challenge the incumbent licensee's renewal application in a comparative hearing, or file petitions to deny the renewal application. KCAL's last license term expired on December 1, 1993 and KCAL filed a renewal application in a timely fashion. Certain petitions to deny the renewal have been filed with the FCC. To date, the FCC has not acted on KCAL's renewal application or the petition to deny renewal. Based on the FCC's actions in other renewal proceedings, KCAL expects that the FCC will grant its license renewal which, based on FCC regulations in effect at December 31, 1993, will be for a five year period. Subsequent renewals will be based on the current rules and will be for periods of eight years.

 Litigation

  In the normal course of business, KCAL is a defendant in certain legal actions and other claims which are pending. While management cannot predict the outcome of these matters, it believes that KCAL has meritorious defenses to these actions and claims. Management believes that the liability, if any, which may result from such matters will not have a material adverse effect on KCAL's financial position.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of The Walt Disney Company

  We have reviewed the accompanying condensed balance sheet and related condensed statements of operations and of cash flows of the KCAL Broadcasting Group as of June 30, 1996 and for the three and nine month periods then ended and we have reviewed the related statement of changes in KCAL Broadcasting Group equity as of and for the nine month period ended June 30, 1996. These financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with the standards established by the American Institute of Certified Public Accountants. A review of the interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed financial statements as of June 30, 1996 and for the three and nine month periods then ended for them to be in conformity with generally accepted accounting principles.

  We previously audited in accordance with generally accepted auditing standards, the balance sheet as of September 30, 1995, and the related statements of operations, of changes in KCAL Broadcasting Group equity, and of cash flows for the year then ended (not presented herein), and in our report dated February 15, 1996 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet information as of September 30, 1995, is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

Price Waterhouse LLP
Los Angeles, California
August 23, 1996

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                            CONDENSED BALANCE SHEET
                                ($ IN THOUSANDS)

                                                       (UNAUDITED)
                                                        JUNE 30,   SEPTEMBER 30,
                                                          1996         1995
                                                       ----------- -------------
                                     ASSETS
Current assets:
  Cash and cash equivalents...........................  $ 23,763     $ 36,829
  Accounts receivable (net of allowances of
   $1,471 in 1996 and $1,041 in 1995).................    25,458       17,998
  Broadcast program rights............................    11,218       25,030
  Deferred income taxes...............................     6,003       10,011
  Prepaid expenses....................................       306          260
                                                        --------     --------
    Total current assets..............................    66,748       90,128
  Broadcast program rights............................     3,657        6,294
  Property, plant and equipment, net..................    13,047       13,898
  Intangible assets, net..............................   216,403      221,442
                                                        --------     --------
    Total assets......................................  $299,855     $331,762
                                                        ========     ========

                 LIABILITIES AND KCAL BROADCASTING GROUP EQUITY

Current liabilities:
  Accounts payable and other accrued liabilities......  $  4,094     $  5,832
  Broadcast program rights payable....................    20,988       30,123
                                                        --------     --------
    Total current liabilities.........................    25,082       35,955
  Broadcast program rights payable....................     6,472        9,658
  Deferred income taxes...............................     6,362       10,011
                                                        --------     --------
    Total liabilities.................................    37,916       55,624
                                                        --------     --------
  KCAL broadcasting group equity......................   261,939      276,138
                                                        --------     --------
    Total liabilities and broadcasting group equity...  $299,855     $331,762
                                                        ========     ========

                  See Notes to Condensed Financial Statements

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                       CONDENSED STATEMENT OF OPERATIONS
                                ($ IN THOUSANDS)
                                  (UNAUDITED)

                                          NINE MONTHS ENDED THREE MONTHS ENDED
                                              JUNE 30,           JUNE 30,
                                          ----------------- -------------------
                                            1996     1995     1996      1995
                                          -------- -------- --------- ---------
Revenues................................. $ 96,171 $ 88,778 $  33,164 $  28,232
Expenses:
  Amortization of broadcast program
   rights................................   39,229   40,155    12,136    10,992
  Other operating expenses...............   23,529   23,127     7,963     7,895
  Selling, general and administrative....   17,165   15,858     5,698     5,261
  Depreciation...........................    2,402    2,726       842       751
  Amortization of intangibles............    5,105    5,555     1,713     1,851
                                          -------- -------- --------- ---------
    Total expenses.......................   87,430   87,421    28,352    26,750
                                          -------- -------- --------- ---------
Income before income taxes...............    8,741    1,357     4,812     1,482
Income tax provision.....................      359      --        359       --
                                          -------- -------- --------- ---------
Net income............................... $  8,382 $  1,357 $   4,453 $   1,482
                                          ======== ======== ========= =========

        CONDENSED STATEMENT OF CHANGES IN KCAL BROADCASTING GROUP EQUITY
                                ($ IN THOUSANDS)
                                  (UNAUDITED)

                                                               NINE MONTHS ENDED
                                                                 JUNE 30, 1996
                                                               -----------------
      Beginning of period.....................................     $276,138
      Net income..............................................        8,382
      Net transactions with Disney............................      (22,581)
                                                                   --------
      End of period...........................................     $261,939
                                                                   ========


                  See Notes to Condensed Financial Statements

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                       CONDENSED STATEMENT OF CASH FLOWS
                                ($ IN THOUSANDS)
                                  (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                                JUNE 30,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
Cash flows from operating activities:
  Net income............................................... $  8,382  $  1,357
  Adjustments to reconcile net income to net cash provided
   (used) in operating
   activities:
    Depreciation...........................................    2,402     2,726
    Amortization of intangibles............................    5,105     5,555
    Amortization of broadcast program rights...............   28,367    28,343
    Payments for broadcast program rights..................  (23,946)  (34,714)
  Changes in assets and liabilities:
    Accounts receivables...................................   (7,460)   (3,592)
    Prepaid expenses.......................................      (46)     (371)
    Accounts payable.......................................   (1,738)    1,137
                                                            --------  --------
Cash provided by operating activities......................   11,066       441
Cash flows from investing activities:
  Additions to property, plant and equipment...............   (1,551)   (3,300)
Cash flows from financing activities:
  Net transactions with Disney.............................  (22,581)   16,756
                                                            --------  --------
(Decrease) increase in cash and cash equivalents...........  (13,066)   13,897
Cash and cash equivalents, beginning of year...............   36,829    13,519
                                                            --------  --------
Cash and cash equivalents, end of period................... $ 23,763  $ 27,416
                                                            ========  ========



                  See Notes to Condensed Financial Statements

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                               ($ IN THOUSANDS)

NOTE 1--BASIS OF PRESENTATION

  These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending September 30, 1996. For further information, refer to the financial statements and footnotes thereto included in the KCAL Broadcasting Group ("KCAL") financial statements for the year ended September 30, 1995.

NOTE 2--SALE OF KCAL

  On May 10, 1996, The Walt Disney Company ("Disney") entered into an agreement with Young Broadcasting Inc. ("Young") to sell certain assets of KCAL to Young for $385 million. The purchase price is subject to certain working capital adjustments (as defined in the Acquisition Agreement). This sale is subject to, among other things, Federal Communications Commission ("FCC") approval.

NOTE 3--RETAINED ASSETS

  These financial statements include certain programming assets and liabilities which will not be sold to Young Broadcasting Inc. Selected financial information associated with the retained programming is as follows ($ in thousands):

 Balance Sheet:

                                                        JUNE 30,   SEPTEMBER 30,
                                                          1996         1995
                                                       ----------- -------------
                                                       (UNAUDITED)
      Broadcast program rights........................   $   --       $   130
      Broadcast program rights payable................    12,099       14,139

 Statement of Operations (Unaudited):

                                                                   FOR THE
                                                                 NINE  MONTHS
                                                                  ENDED JUNE
                                                                     30,
                                                                 -------------
                                                                 1996   1995
                                                                 ----  -------
      Revenue................................................... $ 43  $ 2,175
      Program amortization expense..............................  130    5,568
                                                                 ----  -------
      Operating loss............................................ $(87) $(3,393)
                                                                 ====  =======

 Statement of Cash Flows (Unaudited):

      Cash payments for broadcast program rights................. $2,040 $7,980

                            KCAL BROADCASTING GROUP
               (A BROADCASTING GROUP OF THE WALT DISNEY COMPANY)

              NOTES TO CONDENSED FINANCIAL STATEMENTS--(CONTINUED)
                                ($ IN THOUSANDS)


NOTE 4--TRANSACTIONS WITH DISNEY

  KCAL licensed broadcast programming from certain Disney subsidiaries. Selected financial information associated with the programming acquired from Disney is as follows:

 Balance Sheet:

                                                        JUNE 30,   SEPTEMBER 30,
                                                          1996         1995
                                                       ----------- -------------
                                                       (UNAUDITED)
      Broadcast program rights........................   $ 6,500      $ 8,168
      Broadcast program rights payable................   $13,293      $12,444

 Statement of Cash Flows (Unaudited):

                                                             FOR THE NINE MONTHS
                                                               ENDED JUNE 30,
                                                             -------------------
                                                               1996      1995
                                                             --------- ---------
      Cash payments......................................... $   2,405    $7,103

  Additionally, Disney and certain of its subsidiaries provide a variety of services to KCAL that are accounted for as intercompany transactions which are summarized as follows:

                                                          FOR THE NINE MONTHS
                                                             ENDED JUNE 30,
                                                          ---------------------
                                                             1996       1995
                                                          ----------  ---------
      Net cash transfers.................................   $(36,406) $     --
      Program payments...................................       (603)     5,252
      Employee benefits..................................     11,955     10,463
      Corporate G & A....................................      1,049        725
      Interest transfers.................................        608         80
      Other..............................................        816        236
                                                          ----------  ---------
      Net transactions with Disney.......................   $(22,581)   $16,756
                                                          ==========  =========

NOTE 5--RECLASSIFICATIONS

  Certain reclassifications have been made in the 1995 financial statements to conform to the 1996 presentation.

                         INDEPENDENT AUDITOR'S REPORT

To the Partners of
Broad Street Television, L.P.
North Haven, Connecticut

  We have audited the accompanying balance sheets of KWQC-TV, a division of Broad Street Television, L.P., as of December 31, 1995 and December 25, 1994, and the related statements of operations, divisional equity and cash flows for each of the years in the three year period ended December 31, 1995. These financial statements are the responsibility of KWQC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KWQC-TV as of December 31, 1995 and December 25, 1994, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          McGladrey & Pullen, LLP

New Haven, Connecticut
February 13, 1996,
except for Note 6 as
to which the date is
March 12, 1996

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                                 BALANCE SHEETS
                    DECEMBER 31, 1995 AND DECEMBER 25, 1994

                                                           1995        1994
                                                        ----------- -----------
ASSETS (NOTES 5 AND 6)
Current Assets
  Cash and cash equivalents (Note 2)................... $   468,464 $   305,922
  Accounts receivable, less allowance of $23,428 for
   1995 and
   $2,403 for 1994.....................................   2,166,378   2,451,137
  Other receivables....................................     285,450     350,776
  Broadcast program rights.............................   1,277,163   1,313,034
  Other current assets.................................     167,196     207,198
                                                        ----------- -----------
    Total current assets...............................   4,364,651   4,628,067
                                                        ----------- -----------
Property and Equipment
  Land and improvements................................   1,155,946   1,155,946
  Buildings and improvements...........................   4,872,515   4,454,527
  Equipment, furniture and fixtures....................   6,688,707   6,413,801
  Construction in progress.............................      81,020         --
                                                        ----------- -----------
                                                         12,798,188  12,024,274
  Less accumulated depreciation........................   6,280,348   5,688,459
                                                        ----------- -----------
                                                          6,517,840   6,335,815
                                                        ----------- -----------
Broadcast Program Rights, long-term portion............   3,472,781   4,669,694
                                                        ----------- -----------
Intangible Assets, less accumulated amortization of
 $16,926,821 in
 1995 and $14,347,003 in 1994..........................  13,240,544  15,820,362
                                                        ----------- -----------
Other Assets...........................................      37,805      82,665
                                                        ----------- -----------
    Total assets....................................... $27,633,621 $31,536,603
                                                        =========== ===========
LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities
  Broadcast program rights payable..................... $ 1,190,200 $ 1,191,618
  Accounts payable and other liabilities...............     435,291     541,742
                                                        ----------- -----------
    Total current liabilities..........................   1,625,491   1,733,360
Broadcast Program Rights, long-term portion............   3,179,373   4,284,373
                                                        ----------- -----------
    Total liabilities..................................   4,804,864   6,017,733
Commitments (Note 4)...................................
Divisional Equity......................................  22,828,757  25,518,870
                                                        ----------- -----------
    Total liabilities and divisional equity............ $27,633,621 $31,536,603
                                                        =========== ===========

                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                            STATEMENTS OF OPERATIONS
     YEARS ENDED DECEMBER 31, 1995, DECEMBER 25, 1994 AND DECEMBER 31, 1993

                                            1995         1994         1993
                                         -----------  -----------  -----------
Gross revenues.......................... $15,037,261  $14,437,122  $12,514,090
Less agency commissions.................  (1,792,698)  (1,745,777)  (1,478,914)
                                         -----------  -----------  -----------
  Net operating revenue.................  13,244,563   12,691,345   11,035,176
                                         -----------  -----------  -----------
Operating expenses......................   3,310,058    3,000,235    2,505,900
Amortization of program license rights..   1,325,784    1,310,136    1,660,231
Selling, general and administrative ex-
 penses.................................   3,893,106    3,570,156    3,472,106
Depreciation and amortization...........   3,171,707    3,444,505    3,515,054
Management fees.........................     373,688      361,303      313,241
                                         -----------  -----------  -----------
Total operating expenses................  12,074,343   11,686,335   11,466,532
                                         -----------  -----------  -----------
  Operating income (loss)...............   1,170,220    1,005,010     (431,356)
Other income............................      14,667        8,135        7,648
                                         -----------  -----------  -----------
  Net income (loss)..................... $ 1,184,887  $ 1,013,145  $  (423,708)
                                         ===========  ===========  ===========


                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                        STATEMENTS OF DIVISIONAL EQUITY
     YEARS ENDED DECEMBER 31, 1995, DECEMBER 25, 1994 AND DECEMBER 31, 1993

                                             1995         1994         1993
                                          -----------  -----------  -----------
Balance, beginning of year............... $25,518,870  $28,184,866  $30,710,321
  Net income (loss)......................   1,184,887    1,013,145     (423,708)
  Net cash transfers.....................  (3,875,000)  (3,679,141)  (2,101,747)
                                          -----------  -----------  -----------
Balance, end of year..................... $22,828,757  $25,518,870  $28,184,866
                                          ===========  ===========  ===========



                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                            STATEMENTS OF CASH FLOWS
     YEARS ENDED DECEMBER 31, 1995, DECEMBER 25, 1994 AND DECEMBER 31, 1993

                                            1995         1994         1993
                                         -----------  -----------  -----------
OPERATING ACTIVITIES
  Net income (loss)..................... $ 1,184,887  $ 1,013,145  $  (423,708)
  Adjustments to reconcile net income
   (loss) to net cash provided by oper-
   ating activities:
    Amortization and depreciation.......   3,171,707    3,444,505    3,515,054
    Amortization of program license
     rights.............................   1,325,784    1,310,136    1,660,231
    Bad debt expense....................      21,025       28,436       22,410
    Loss from write-off of program
     rights.............................         --           --       364,337
    (Loss) gain on disposal of assets...        (414)         --           763
    Decrease (increase) in accounts re-
     ceivable...........................     263,734     (349,795)    (264,342)
    Decrease (increase) in other receiv-
     ables..............................      65,326      (69,487)      (8,092)
    Decrease (increase) in other current
     assets.............................      40,002      (66,478)       1,133
    Decrease (increase) in other assets.      44,860        6,559      (89,224)
    (Decrease) increase in accounts
     payable and other liabilities......    (106,451)     100,600     (518,424)
                                         -----------  -----------  -----------
      Net cash provided by operating ac-
       tivities.........................   6,010,460    5,417,621    4,260,138
                                         -----------  -----------  -----------
INVESTING ACTIVITIES
  Capital expenditures..................    (773,914)    (567,275)    (271,503)
  Proceeds from sale of property and
   equipment............................         414          --         1,500
                                         -----------  -----------  -----------
      Net cash used in investing activi-
       ties.............................    (773,500)    (567,275)    (270,003)
                                         -----------  -----------  -----------
FINANCING ACTIVITIES
  Net transfers.........................  (3,875,000)  (3,679,141)  (2,101,747)
  Payments of program license liabili-
   ties.................................  (1,199,418)  (1,303,390)  (1,744,694)
                                         -----------  -----------  -----------
      Net cash used in financing activi-
       ties.............................  (5,074,418)  (4,982,531)  (3,846,441)
                                         -----------  -----------  -----------
      Net increase (decrease) in cash
       and cash equivalents.............     162,542     (132,185)     143,694
Cash and cash equivalents at beginning
 of year................................     305,922      438,107      294,413
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 year................................... $   468,464  $   305,922  $   438,107
                                         ===========  ===========  ===========

                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                         NOTES TO FINANCIAL STATEMENTS
          DECEMBER 31, 1995, DECEMBER 25, 1994 AND DECEMBER 31, 1993

NOTE 1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  KWQC-TV ("KWQC"), a division of Broad Street Television, L.P., is an NBC affiliated television station in Davenport, Iowa.

 Fiscal year

  KWQC's fiscal year is the 52 or 53 weeks ending on the last Sunday in December. Prior to 1994, KWQC's financial statements were presented on a calendar year basis and, as a result of changing to a fiscal year in 1994, the 1994 financial statements represent only 51 weeks.

 Cash and cash equivalents

  For purposes of the statement of cash flows, cash equivalents include all investments with original maturities of three months or less that are readily convertible to cash. For these financial instruments, the carrying amount is a reasonable estimate of fair value.

 Property and equipment

  Property and equipment are stated at cost and depreciated utilizing straight-line and accelerated methods over the following useful lives:

                                                    YEARS
                                                    -----
            Land improvements......................   15
            Buildings and improvements............. 31.5
            Equipment, furniture and fixtures...... 5-15

 Intangible assets

  Intangible assets are amortized using the straight-line method over their expected period of benefit.

 Lease acquisition costs

  Cost associated with the acquisition of various leases on equipment are being amortized over the remaining useful life of the equipment under lease (fifteen years).

 Broadcast program rights

  Film and syndicated program contract rights acquired under license agreements and the related obligations incurred are recorded as assets and liabilities under the gross method. When the license periods commence and the films and programs are available for airing, the assets are amortized on a straight-line basis over the contract payment period, which approximates the expected airing period and corresponds to the related revenue flow. The estimated cost of contract rights expected to be broadcast and charged to operations during the next year have been classified as current assets. The liability has been designated as current and noncurrent on the basis of contractual payment dates. Payments on contracts are due in varying amounts through August 2000.

 Broadcast revenues

  Revenue is recognized when advertisements are broadcast.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

 Barter arrangements

  KWQC, in the ordinary course of business, provides advertising air time to certain customers in exchange for products or services. Barter transactions are recorded on the basis of the estimated fair market value of the products or services received. Revenue is recognized as the related advertising is broadcast and expenses are recognized when the merchandise or services are consumed or utilized.

 Employee Profit Sharing Plan

  KWQC maintains a 401(k) profit sharing plan for the benefit of substantially all its employees who meet certain minimum eligibility requirements and who elect to participate. Under the terms of the Plan, participants can contribute up to 15% of their pay to the extent permitted by law. KWQC makes semi-annual matching contributions to the Plan equal to 15% of the employees' contributions for such period. Participants are immediately vested in their contribution and in KWQC contributions. KWQC contributions to the Plan were approximately $20,260, $18,400, and $14,900 during the years ended December 31, 1995, December 25, 1994 and December 31, 1993, respectively.

 Income taxes

  Broad Street Television, L.P. is not a taxable entity; accordingly, no provision for income taxes has been made in the financial statements of KWQC. The partner's respective share of Partnership income or loss is reportable on their separate tax returns.

 Accounting estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

  KWQC maintains cash deposits in banks in Iowa which, at times, exceeds federally insured limits. KWQC has not experienced any losses in these accounts.

NOTE 3. INTANGIBLE ASSETS

  Intangible assets comprise the following:

                                AMORTIZATION
                                   PERIOD       1995        1994        1993
                                ------------ ----------- ----------- -----------
Advertiser lists..............   10 years    $10,633,000 $10,633,000 $10,633,000
Network affiliation...........   10 years     10,600,000  10,600,000  10,600,000
Broadcast tower agreements....   15 years      1,600,000   1,600,000   1,600,000
Other intangible assets.......   5-15 years    1,272,000   1,272,000   1,272,000
Goodwill......................   20 years      6,062,365   6,062,365   6,062,365
                                             ----------- ----------- -----------
                                              30,167,365  30,167,365  30,167,365
Less accumulated amortization.                16,926,821  14,347,003  11,723,669
                                             ----------- ----------- -----------
                                             $13,240,544 $15,820,362 $18,443,696
                                             =========== =========== ===========

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4. PROPERTY UNDER OPERATING LEASES

  KWQC has operating leases expiring in various years through 1998.

  Future minimum payments, by year and in the aggregate, due under significant noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1995:

             1996............................. $25,334
             1997.............................   8,472
             1998.............................   5,204
                                               -------
                                               $39,010
                                               =======

  Total rental expense for the years ended December 31, 1995, December 25, 1994 and December 31, 1993 aggregated $22,624, $31,693 and $26,344, respectively.

  KWQC, as lessor, leases excess capacity on certain of its towers to various entities for terms ranging from six months to ten years.

  Future minimum rentals, by year and in the aggregate, due to KWQC under noncancelable operating leases, with initial or remaining terms of one year or more, consisted of the following at December 31, 1995:

             1996............................ $ 85,110
             1997............................   66,096
             1998............................   65,130
             1999............................   50,040
             2000............................   32,332
             Thereafter......................  396,032
                                              --------
                                              $694,740
                                              ========

  Total rental income included in revenues for the years ended December 31, 1995, December 25, 1994 and December 31, 1993, amounted to $140,176, $127,650 and $124,588, respectively. Included in rental income are amounts relating to two month-to-month leases. These amounts are not included in future rentals, as these leases are cancelable at any time.

NOTE 5. TRANSACTIONS WITH AFFILIATES

  The Partnership is charged for management services provided by Broad Street Television Management, Inc. ("Broad Street Management"), an affiliate of Broad Street Television, L.P., in connection with the operation of KWQC. The fee is equal to 3% of KWQC's net revenue as defined in the management agreement. Additionally, all reasonable and customary out-of-pocket expenses incurred by Broad Street Management are reimbursed by KWQC. These management fees amounted to $373,689, $361,303 and $313,241 during the years ended December 31, 1995,
December 25, 1994 and December 31, 1993, respectively, of which $3,477, $525 and $2,130 was accrued as of December 31, 1995, December 25, 1994 and December 31, 1993, respectively.

  Certain long-term debt of Broad Street Television, L.P. is collateralized by all the asset of KWQC.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 6. SALE OF KWQC-TV ASSETS

  On July 31, 1995, Broad Street Television, L.P. entered into a contract for sale of substantially all the assets of KWQC for $55 million. This contract for sale was approved by the Federal Communications Commission (FCC) on March 12, 1996, and the sale is expected to be consummated in April 1996.

NOTE 7. EMERGING ACCOUNTING STANDARDS

  The Financial Accounting Standards Board has issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which becomes effective for the KWQC's year ending December 29, 1996. Statement No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. KWQC does not anticipate that the adoption of this standard will have a significant impact on the financial statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                                 BALANCE SHEETS
                                  (UNAUDITED)

                                                       MARCH 31,    MARCH 26,
                                                         1996         1995
                                                      -----------  -----------
ASSETS
Current Assets
  Cash and cash equivalents.......................... $   901,042  $   679,397
  Accounts receivable, less allowance of $30,928 in
   1996 and $3,328 in 1995...........................   2,361,441    2,837,938
  Broadcast program rights...........................   1,250,873    1,299,678
  Other current assets...............................     162,952      320,033
                                                      -----------  -----------
    Total current assets.............................   4,676,308    5,137,046
                                                      -----------  -----------
Property and Equipment
  Land and improvements..............................   1,208,185    1,155,946
  Buildings and improvements.........................   4,879,115    4,571,838
  Equipment, furniture and fixtures..................   6,718,686    6,473,969
                                                      -----------  -----------
                                                       12,805,986   12,201,753
  Less accumulated depreciation......................  (6,495,508)  (5,893,383)
                                                      -----------  -----------
                                                        6,310,478    6,308,370
                                                      -----------  -----------
Broadcast Program Rights, long-term portion..........   3,180,755    4,361,299
                                                      -----------  -----------
Intangible Assets, less accumulated amortization of
 $17,590,421 in 1996 and $15,010,603 in 1995.........  12,576,943   15,156,762
                                                      -----------  -----------
Other Assets.........................................      30,909       71,174
                                                      -----------  -----------
    Total assets..................................... $26,775,393  $31,034,651
                                                      ===========  ===========
LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities
  Broadcast program rights payable................... $ 1,154,413  $ 1,182,135
  Accounts payable and other liabilities.............     496,682      650,118
                                                      -----------  -----------
    Total current liabilities........................   1,651,095    1,832,253
Broadcast Program Rights, long-term portion..........   2,909,505    3,992,293
                                                      -----------  -----------
    Total liabilities................................   4,560,600    5,824,546
Divisional equity....................................  22,214,793   25,210,105
                                                      -----------  -----------
    Total liabilities and divisional equity.......... $26,775,393  $31,034,651
                                                      ===========  ===========

                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                         ----------------------
                                                         MARCH 31,   MARCH 26,
                                                            1996        1995
                                                         ----------  ----------
Gross revenue........................................... $3,976,862  $3,519,484
Less agency commissions.................................   (511,495)   (422,751)
                                                         ----------  ----------
  Net operating revenue.................................  3,465,367   3,096,733
                                                         ----------  ----------
Operating expenses......................................    806,915     804,607
Amortization of license rights..........................    318,316     321,751
Selling, general and administrative expenses............    979,785     868,467
Depreciation and amortization...........................    878,760     878,760
Management fees.........................................    101,098      89,027
                                                         ----------  ----------
  Total operating expenses..............................  3,084,874   2,962,612
                                                         ----------  ----------
Operating income........................................    380,493     134,121
Other income............................................      5,543       2,514
                                                         ----------  ----------
  Net income............................................ $  386,036  $  136,635
                                                         ==========  ==========


                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                        STATEMENTS OF DIVISIONAL EQUITY
              THREE MONTHS ENDED MARCH 31, 1996 AND MARCH 26, 1995
                                  (UNAUDITED)

                                                          1996         1995
                                                       -----------  -----------
Balance, beginning of period.......................... $22,828,757  $25,518,870
  Net income..........................................     386,036      136,635
  Net cash transfers..................................  (1,000,000)    (445,400)
                                                       -----------  -----------
Balance, end of period................................ $22,214,793  $25,210,105
                                                       ===========  ===========



                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                            STATEMENTS OF CASH FLOWS
              THREE MONTHS ENDED MARCH 31, 1996 AND MARCH 26, 1995
                                  (UNAUDITED)

                                                      1996         1995
                                                   -----------  ----------
OPERATING ACTIVITIES
  Net income...................................... $   386,036  $  136,635
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Amortization and depreciation.................     878,760     878,760
    Amortization of program license rights........     318,316     321,751
    Bad debt expense..............................       7,500       7,000
    Decrease (increase) in accounts receivable....      82,887     (43,025)
    Decrease (increase) in other current assets...       4,244    (112,835)
    Decrease in other long-term assets............       6,896      11,491
    Increase in accounts payable and other
     liabilities..................................      61,391     108,376
                                                   -----------  ----------
      Net cash provided by operating activities...   1,746,030   1,308,153
                                                   -----------  ----------
INVESTING ACTIVITIES
  Capital expenditures............................      (7,797)   (187,715)
                                                   -----------  ----------
      Net cash used in investing activities.......      (7,797)   (187,715)
                                                   -----------  ----------
FINANCIAL ACTIVITIES
  Net cash transfers..............................  (1,000,000)   (445,400)
  Payments of program license liabilities.........    (305,655)   (301,563)
                                                   -----------  ----------
      Net cash used in financing activities.......  (1,305,655)   (746,963)
                                                   -----------  ----------
      Net increase in cash and cash equivalents...     432,578     373,475
Cash and cash equivalents at beginning of year....     468,464     305,922
                                                   -----------  ----------
Cash and cash equivalents at end of period........ $   901,042  $  679,397
                                                   ===========  ==========


                       See Notes to Financial Statements.

                                    KWQC-TV
                 (A DIVISION OF BROAD STREET TELEVISION, L.P.)

                         NOTES TO FINANCIAL STATEMENTS
                       MARCH 31, 1996 AND MARCH 26, 1995
                                  (UNAUDITED)

1. The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. The accompanying financial statements are unaudited, but in the opinion of management reflect all adjustments necessary to present fairly the net assets of KWQC-TV, a division of Broad Street Television, L.P., at March 31, 1996 and March 26, 1995, and the related statements of operations, divisional equity and cash flows for the three month periods then ended. All adjustments are of a normal recurring nature. The results are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the audited financial statements of KWQC-TV, a division of Broad Street Television, L.P., and notes thereto for the fiscal years ended December 31, 1995 and December 25, 1994.

2. On April 15, 1996, Broad Street Television, L.P. sold substantially all the assets of KWQC-TV to Young Broadcasting, Inc. for $55 million. This sale was approved by the Federal Communication Commission on March 12, 1996.

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Midcontinent Media, Inc.

  We have audited the accompanying combined balance sheets of Midcontinent Television of South Dakota, Inc., (a wholly-owned subsidiary of Midcontinent Media, Inc.) and the Investment in Community Television Service, Inc. (a fifty percent investee of Midcontinent Media, Inc.) (together referred to as the Company) as of August 31, 1995 and 1994 and the related combined statements of earnings and retained earnings, and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Midcontinent Television of South Dakota, Inc., and the Investment in Community Television Service, Inc. as of August 31, 1995 and 1994 and the combined results of their operations and their cash flows for each of the three years in the period ended August 31, 1995 in conformity with generally accepted accounting principles.

                                          Grant Thornton LLP

Minneapolis, Minnesota
February 16, 1996

                        COMBINED FINANCIAL STATEMENTS OF
                 MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.) AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
             (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

                            COMBINED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   AUGUST 31,

                                                                  1995    1994
                                                                 ------- ------
ASSETS
CURRENT ASSETS
  Receivables
    Trade, less allowance for doubtful receivables of $58 in
     1995 and $50 in 1994....................................... $ 1,863 $1,619
    Affiliates and other........................................      17     15
  Current portion of program license rights.....................     221    301
  Prepaid expenses..............................................      32     43
                                                                 ------- ------
      Total current assets......................................   2,133  1,978
PROPERTY, PLANT AND EQUIPMENT--AT COST, less accumulated depre-
 ciation and amortization.......................................   2,993  3,305
OTHER ASSETS
  Long-term portion of program license rights...................      23    113
  Investment in affiliate.......................................     273    190
  Due from parent...............................................   6,579  3,979
                                                                 ------- ------
                                                                   6,875  4,282
                                                                 ------- ------
                                                                 $12,001 $9,565
                                                                 ======= ======
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
  Accounts payable.............................................. $   308 $  256
  Current portion of program license liability..................     154    208
  Accrued liabilities...........................................
    Salaries, wages and commissions.............................     467    494
    Property, payroll and other taxes...........................     127    123
    Profit sharing..............................................     109     87
    Other.......................................................      52     30
  Unearned revenue..............................................     273    219
  Income taxes payable..........................................   1,150  1,080
                                                                 ------- ------
      Total current liabilities.................................   2,640  2,497
LONG-TERM PORTION OF PROGRAM LICENSE LIABILITY                        20     42
COMMITMENTS AND CONTINGENCIES                                         --     --
STOCKHOLDER'S EQUITY
  Common stock--authorized; 1,000,000 shares of $.01 par value;
   issued 1,000 shares..........................................      --     --
  Retained earnings.............................................   9,341  7,026
                                                                 ------- ------
                                                                   9,341  7,026
                                                                 ------- ------
                                                                 $12,001 $9,565
                                                                 ======= ======

        The accompanying notes are an integral part of these statements.

 COMBINED FINANCIAL STATEMENTS OF MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.)
   AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC. (A FIFTY PERCENT
                     INVESTEE OF MIDCONTINENT MEDIA, INC.)

             COMBINED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                             YEARS ENDED AUGUST 31,

                                                      1995     1994     1993
                                                     -------  -------  -------
Revenues
  Gross revenues.................................... $12,711  $12,223  $11,362
  Commissions.......................................  (1,502)  (1,412)  (1,318)
                                                     -------  -------  -------
    Net revenues....................................  11,209   10,811   10,044
Operating expenses..................................   4,428    4,217    4,402
Selling, general and administrative expense.........   2,461    2,445    2,415
Depreciation and amortization.......................   1,039    1,055    1,075
                                                     -------  -------  -------
    Earnings from operations........................   3,281    3,094    2,152
Other income........................................     101       84       75
                                                     -------  -------  -------
    Earnings before income taxes and equity in
     earnings (loss) of affiliate...................   3,382    3,178    2,227
Income taxes........................................   1,150    1,080      757
                                                     -------  -------  -------
    Earnings before equity in earnings (loss) of
     affiliate......................................   2,232    2,098    1,470
Equity in earnings (loss) of affiliate..............      83      (17)     (13)
                                                     -------  -------  -------
    NET EARNINGS....................................   2,315    2,081    1,457
Retained earnings, beginning of year................   7,026    4,945    3,488
                                                     -------  -------  -------
Retained earnings, end of year...................... $ 9,341  $ 7,026  $ 4,945
                                                     =======  =======  =======
Earnings per share.................................. $ 2,315  $ 2,081  $ 1,457
                                                     =======  =======  =======
Weighted average shares outstanding.................   1,000    1,000    1,000
                                                     =======  =======  =======


        The accompanying notes are an integral part of these statements.

COMBINED FINANCIAL STATEMENTS OF MID CONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.) AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
             (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

                       COMBINED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                             YEARS ENDED AUGUST 31,

                                                      1995     1994     1993
                                                     -------  -------  -------
Cash flows from operating activities
  Net earnings...................................... $ 2,315  $ 2,081  $ 1,457
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation and amortization...................   1,039    1,055    1,075
    Amortization of program license rights..........     306      307      560
    Equity in (earnings) losses of affiliates.......     (83)      17       13
    Gain on disposal of assets......................      (3)      (4)      --
    Changes in operating assets and liabilities
      Receivables...................................    (246)    (114)    (171)
      Prepaid expenses..............................      11       (7)      39
      Due from parent...............................  (2,600)  (2,753)  (2,082)
      Accounts payable..............................      52       84     (158)
      Accrued liabilities...........................      21       72      114
      Unearned revenues.............................      54      (56)       5
      Income taxes payable..........................      70      323      202
                                                     -------  -------  -------
        Net cash provided by operating activities...     936    1,005    1,054
Cash flows from investing activities
  Capital expenditures..............................    (742)    (634)    (420)
  Other.............................................      18      (49)      26
                                                     -------  -------  -------
        Net cash used in investing activities.......    (724)    (683)    (394)
Cash flows from financing activities
  Payments on programming license liability.........    (212)    (246)    (596)
  Payments on long-term obligations.................      --      (77)     (64)
                                                     -------  -------  -------
        Net cash used in financing activities.......    (212)    (323)    (660)
                                                     -------  -------  -------
Net decrease in cash................................      --       (1)      --
Cash at beginning of year........................... $    --  $     1  $     1
                                                     -------  -------  -------
Cash at end of year................................. $    --  $    --  $     1
                                                     =======  =======  =======

Supplemental disclosure of cash flow information:

  The Company obtained additional program license rights with corresponding increases to program license liability obligations. The non-cash additions to program license rights and program license liability obligations for the years ending August 31, 1995, 1994 and 1993 were $136, $135, and $247.

        The accompanying notes are an integral part of these statements.

COMBINED FINANCIAL STATEMENTS OF MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.)
           AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
            (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                           AUGUST 31, 1995 AND 1994

                          (ALL AMOUNTS IN THOUSANDS)

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Significant accounting policies applied in preparing the combined financial statements are as follows:

  1. Basis of Presentation

  The accompanying combined financial statements include the accounts of Midcontinent Television of South Dakota, Inc. ("KELO-TV") (a wholly-owned subsidiary of Midcontinent Media, Inc.) and the Investment in Community Television Service, Inc. (a fifty percent investee of Midcontinent Media, Inc.) (together referred to as the "Company"). KELO-TV utilizes the facilities of Community Television Service, Inc. to broadcast its programming. The combined financial statements reflect the combined results of operations and the combined financial position of the Company. All material intercompany transactions have been eliminated in combination.

  2. Nature of Operations

  KELO-TV owns and operates four television stations in South Dakota. The stations' call letters are: KELO (Sioux Falls), KCLO (Rapid City), KPLO (Reliance) and KDLO (Florence). The stations have an affiliation agreement with the CBS network. The affiliation agreement for KELO provides for a five year contract, expiring October 2, 1999, with aggregate compensation to KELO-TV of approximately $941 per year, subject to actual programming. Each of KELO's satellite stations have affiliation agreements with CBS that have two year terms which expire October 2, 1996. Community Television Service, Inc. consists of a broadcast tower which is utilized by KELO-TV and another Sioux Falls broadcaster.

  3. Program License Rights and Liability

  Program license rights are stated at the lower of cost or estimated net realizable value. The cost of the rights is recorded as an asset and a liability when the program becomes available for broadcast. The cost of program license rights is charged to operations primarily on accelerated bases related to the usage of the program. Program rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities. The program license liability is carried at the related cost which approximates the fair value.

  4. Depreciation and Amortization

  Depreciation is recorded to relate the cost of depreciable assets to operations over their estimated service lives using straight-line and accelerated methods for financial reporting purposes. Leasehold improvements are amortized over the lease term or the service lives of the improvements, whichever is shorter, on a straight-line basis. Accelerated methods are used for tax reporting purposes. Estimated lives are: buildings and improvements, 5 to 40 years; leasehold improvements, up to 40 years; and equipment, 5 to 20 years.

  5. Unearned Revenue

  The Company offers local customers billing arrangements whereby the customer is billed evenly each month over a contract period for a certain amount of air time. Unearned revenue is the difference between the amount billed to the customer and the amount earned by airing a customer's commercial.

                       COMBINED FINANCIAL STATEMENTS OF
                 MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.)
           AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
            (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                           AUGUST 31, 1995 AND 1994

                          (ALL AMOUNTS IN THOUSANDS)
  6. Use of Estimates

  The preparation of the Company's combined financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses. Actual results could differ from those estimates.

  7. Revenue Recognition Policy

  The Company's primary source of revenue is the sale of television time to advertisers. Revenue is recorded when the advertisements are broadcast.

  8. Barter Arrangements

  KELO-TV has entered into barter agreements with program syndicators for television programs, in exchange for air time, with estimated fair market values of $272, $234 and $272 in 1995, 1994, and 1993. Revenues and expenses are recorded when the program is aired.

NOTE B--INVESTMENT IN AFFILIATE

  Midcontinent Media, Inc., owns a fifty-percent interest in Community Television Service, Inc. which is combined with KELO-TV in these financial statements. Community Television Service, Inc. owns a 2,000 foot transmission tower. The equity in earnings (loss) of affiliate is due generally to the depreciation of the tower. In fiscal 1995, the equity in earnings includes an adjustment to income resulting from the adjustment of a liability in the amount of approximately $104 due to a change in the estimated deferred tax liability.

  KELO-TV, on behalf of Midcontinent Media, Inc., pays fifty percent of the expenses of Community Television Service, Inc. These expenses are included in the financial statements of KELO-TV and consist of property taxes, utilities, tower inspection fees and repairs. These expenses were approximately $28, $30, and $53 in 1995, 1994, and 1993.

NOTE C--PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following:

                                                                 1995    1994
                                                                ------- -------
   Land........................................................ $   335 $   335
   Buildings and improvements..................................   1,759   1,738
   Leasehold improvements......................................     141     141
   Equipment...................................................  13,622  13,250
   Construction in process.....................................      51     --
                                                                ------- -------
                                                                 15,908  15,464
   Less accumulated depreciation and amortization..............  12,915  12,159
                                                                ------- -------
                                                                $ 2,993 $ 3,305
                                                                ======= =======

                       COMBINED FINANCIAL STATEMENTS OF
                 MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.)
   AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC. (A FIFTY PERCENT
                     INVESTEE OF MIDCONTINENT MEDIA, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                           AUGUST 31, 1995 AND 1994

                          (ALL AMOUNTS IN THOUSANDS)

NOTE D--PROFIT SHARING PLAN

  Midcontinent Media, Inc. has a discretionary profit sharing plan which covers qualified full-time employees of the Company. The plan covers employees who have completed one year of continuous service and have attained age 21. Profit sharing expense, paid by Midcontinent Media, Inc. and allocated to KELO-TV, for the years ended August 31, 1995, 1994 and 1993 was $109, $88, and $73.

NOTE E--INCOME TAXES

  KELO-TV is included in the consolidated federal income tax return of Midcontinent Media, Inc. KELO-TV computes its income tax provision in accordance with an informal tax sharing agreement and income tax percentages prescribed by Midcontinent Media, Inc. (34% in 1995, 1994, and 1993).

  A summary of the tax provision is as follows:

                                                            1995    1994   1993
                                                           ------  ------  ----
   Current expense........................................ $1,156  $1,095  $777
   Deferred benefit.......................................     (6)    (15)  (20)
                                                           ------  ------  ----
     Total provision for taxes............................ $1,150  $1,080  $757
                                                           ======  ======  ====

  The effective tax rate for 1995, 1994, and 1993 is approximately the same as the statutory federal income tax rate as there are no material permanent differences. Additionally, KELO-TV is not assessed state income taxes as it operates in South Dakota, which has no state income tax.

  The tax effect of cumulative temporary differences resulting in the net deferred tax asset included within the intercompany balance due from Midcontinent Media, Inc. at August 31, are as follows:

                                                                     1995  1994
                                                                     ----  ----
   Accruals and reserves............................................ $ 81  $ 83
   Other............................................................  (19)  (27)
                                                                     ----  ----
                                                                     $ 62  $ 56
                                                                     ====  ====

                       COMBINED FINANCIAL STATEMENTS OF
                 MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

 (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.) AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC. (A FIFTY PERCENT INVESTEE OF MIDCONTINENT
                                 MEDIA, INC.)

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)

                           AUGUST 31, 1995 AND 1994

                          (ALL AMOUNTS IN THOUSANDS)
NOTE F--COMMITMENTS

  KELO-TV conducts portions of its operations in leased facilities. Some of these lease agreements require the payment of real estate taxes, utilities and maintenance on the property. Rent expense was $57, $57 and $52 for the years ended August 31, 1995, 1994 and 1993. Annual future base rental commitments are as follows:

      1996.................................................................. $43
      1997..................................................................  25
      1998..................................................................   7
      1999..................................................................   7
      2000..................................................................   7
      Thereafter............................................................  30

NOTE G--RELATED PARTY TRANSACTIONS

  The balance in the due from parent (Midcontinent Media, Inc.) account resulted from the following transactions:

  . Cash activity is recorded in this account. Cash received by KELO-TV is remitted to the parent bank account, and cash disbursements are paid out of the parent bank account.

  . Services provided to, or received from, affiliates (Midcontinent Media, Inc. and subsidiaries) are recorded in this account. KELO-TV provided services to affiliates in the amounts of $203, $189 and $204 in 1995, 1994 and 1993. KELO-TV received services from affiliates in the amounts of $58, $59 and $65 in 1995, 1994 and 1993.

  . Payroll costs are charged to KELO-TV which were paid by Midcontinent Media, Inc.

  Certain corporate administrative and benefit costs incurred for the benefit of all operating entities have not been allocated to KELO-TV. Management believes that all material expenditures for the direct benefit of KELO-TV have been allocated.

NOTE H--SALE OF COMPANY

  On January 11, 1996, Midcontinent Media, Inc. signed an agreement with Young Broadcasting Inc. for the sale of KELO-TV and the Investment in Community Television Service, Inc. for approximately $47,000 in cash and the issuance of a $3,000 promissory note. The final purchase price will be adjusted for certain operating activity up to the date of closing. The sale is, among other things, subject to FCC approval.

 COMBINED FINANCIAL STATEMENTS OF MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.)
   AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC. (A FIFTY PERCENT
                     INVESTEE OF MIDCONTINENT MEDIA, INC.)

                       CONDENSED COMBINED BALANCE SHEETS
                                  (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      FEBRUARY 29, FEBRUARY 28,
                                                          1996         1995
                                                      ------------ ------------
ASSETS
CURRENT ASSETS
 Receivables
  Trade, less allowance for doubtful receivables of
   $72 and $44, respectively.........................   $ 1,804      $ 1,840
  Affiliates and other...............................        53           50
 Current portion of program license rights...........       102          228
 Prepaid expenses....................................       166          204
                                                        -------      -------
      Total current assets...........................     2,125        2,322
PROPERTY, PLANT AND EQUIPMENT--AT COST,
 less accumulated depreciation and amortization......     2,793        3,030
OTHER ASSETS
 Long-term portion of program license rights.........        10           43
 Investment in affiliate.............................       265          182
 Due from parent.....................................     7,313        4,554
                                                        -------      -------
                                                          7,588        4,779
                                                        -------      -------
                                                        $12,506      $10,131
                                                        =======      =======
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
 Accounts payable....................................   $   240      $   285
 Current portion of program license liability........        86          120
 Accrued liabilities.................................       586          606
 Unearned revenue....................................       362          302
 Income taxes payable................................       643          603
                                                        -------      -------
      Total current liabilities......................     1,917        1,916
LONG-TERM PORTION OF PROGRAM LICENSE LIABILITY.......         9           27
COMMITMENTS AND CONTINGENCIES........................       --           --
STOCKHOLDER'S EQUITY
 Common Stock--authorized 1,000,000 shares of $.01
  par value;
  issued 1,000 shares................................       --           --
 Retained earnings...................................    10,580        8,188
                                                        -------      -------
                                                         10,580        8,188
                                                        -------      -------
                                                        $12,506      $10,131
                                                        =======      =======

        The accompanying notes are an integral part of these statements.

 COMBINED FINANCIAL STATEMENTS OF MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.) AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
             (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

        CONDENSED COMBINED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
                                  (UNAUDITED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                               THREE MONTHS ENDED         SIX MONTHS ENDED
                            ------------------------- -------------------------
                            FEBRUARY 29, FEBRUARY 28, FEBRUARY 29, FEBRUARY 28,
                                1996         1995         1996         1995
                            ------------ ------------ ------------ ------------
Revenues
  Gross revenues...........   $ 3,156       $2,889      $ 6,569       $6,406
  Commissions..............      (375)        (323)        (777)        (761)
                              -------       ------      -------       ------
    Net revenues...........     2,781        2,566        5,792        5,645
Operating expenses.........     1,095        1,114        2,206        2,149
Selling, general and
 administrative............       639          608        1,289        1,245
Depreciation and
 amortization..............       228          262          457          524
                              -------       ------      -------       ------
    Earnings from
     operations............       819          582        1,840        1,727
Other income...............        27           26           50           46
                              -------       ------      -------       ------
    Earnings before income
     taxes and equity in
     loss of affiliate.....       846          608        1,890        1,773
Income taxes...............       290          208          643          603
                              -------       ------      -------       ------
    Earnings before equity
     in loss of affiliate..       556          400        1,247        1,170
Equity in loss of
 affiliate.................        (4)          (4)          (8)          (8)
                              -------       ------      -------       ------
    NET EARNINGS...........       552          396        1,239        1,162
Retained earnings,
 beginning of period.......    10,028        7,792        9,341        7,026
                              -------       ------      -------       ------
Retained earnings, end of
 period....................   $10,580       $8,188      $10,580       $8,188
                              =======       ======      =======       ======
Earnings per share.........   $   552       $  396      $ 1,239       $1,162
                              =======       ======      =======       ======
Weighted average shares
 outstanding...............     1,000        1,000        1,000        1,000
                              =======       ======      =======       ======

        The accompanying notes are an integral part of these statements.

 COMBINED FINANCIAL STATEMENTS OF MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.) AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
             (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                 (IN THOUSANDS)

                                SIX MONTHS ENDED

                                                      FEBRUARY 29, FEBRUARY 28,
                                                          1996         1995
                                                      ------------ ------------
Cash flows from operating activities
  Net earnings.......................................   $ 1,239      $ 1,162
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation and amortization....................       457          524
    Amortization of program license rights...........       132          147
    Equity in losses of affiliate....................         8            8
    Changes in operating assets and liabilities......    (1,500)      (1,485)
                                                        -------      -------
      Net cash provided by operating activities......       336          356
Cash flows from investing activities
  Capital expenditures...............................      (257)        (249)
                                                        -------      -------
      Net cash used by investing activities..........      (257)        (249)
Cash flows from financing activities
  Payments on programming license liability..........       (79)        (107)
                                                        -------      -------
      Net cash used in financing activities..........       (79)        (107)
Net increase (decrease) in cash......................       --           --
Cash at beginning of period..........................   $   --       $   --
                                                        -------      -------
Cash at end of period................................   $   --       $   --
                                                        =======      =======


        The accompanying notes are an integral part of these statements.

COMBINED FINANCIAL STATEMENTS OF MIDCONTINENT TELEVISION OF SOUTH DAKOTA, INC.

            (A WHOLLY-OWNED SUBSIDIARY OF MIDCONTINENT MEDIA, INC.)
           AND THE INVESTMENT IN COMMUNITY TELEVISION SERVICE, INC.
            (A FIFTY PERCENT INVESTEE OF MIDCONTINENT MEDIA, INC.)

               NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                    FEBRUARY 29, 1996 AND FEBRUARY 28, 1995

                                (IN THOUSANDS)

NOTE A--BASIS OF PRESENTATION--INTERIM FINANCIAL INFORMATION

  The accompanying unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Results for the interim periods are not necessarily indicative of the results for an entire year. These condensed combined interim financial statements should be read in conjunction with the annual financial statements.

NOTE B--SALE OF COMPANY

  On January 11, 1996, Midcontinent Media, Inc. signed an agreement with Young Broadcasting Inc. for the sale of Midcontinent Television of South Dakota ("KELO") and the investment in Community Television Service, Inc. for approximately $47,000 in cash and the issuance of a $3,000 promissory note. The final purchase price will be adjusted for certain operating activity up to the date of closing. Young Broadcasting Inc. received Federal Communications Commission ("FCC") approval on March 29, 1996 for the assignment of the KELO FCC licenses to subsidiaries of Young Broadcasting Inc.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.


                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Statements................................................    3
Available Information.....................................................    3
Information Incorporated by Reference.....................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   11
The Company...............................................................   16
Use of Proceeds...........................................................   18
Price Range of Class A Common Stock and Dividend Policy...................   18
Capitalization............................................................   19
Dilution..................................................................   20
Pro Forma Consolidated Financial Data.....................................   21
Selected Consolidated Financial Data......................................   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   32
Business..................................................................   40
Management................................................................   68
Principal and Selling Stockholders........................................   74
Certain Transactions......................................................   76
Description of Capital Stock..............................................   77
Shares Eligible for Future Sale...........................................   79
Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Class A
 Common Stock.............................................................   80
Underwriting..............................................................   83
Legal Matters.............................................................   86
Experts...................................................................   86
Index to Financial Statements.............................................  F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               6,401,216 SHARES

                                     LOGO

                            YOUNG BROADCASTING INC.

                             CLASS A COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                              ALEX. BROWN & SONS
                                 INCORPORATED
                           BT SECURITIES CORPORATION
                             GOLDMAN, SACHS & CO.
                               J.P. MORGAN & CO.


                              SEPTEMBER 30, 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS

                                6,401,216 SHARES

                            YOUNG BROADCASTING INC.                         LOGO
                              CLASS A COMMON STOCK
                                --------------

  Of the 6,401,216 shares of Class A Common Stock offered hereby, 5,250,000 shares are being sold by Young Broadcasting Inc. (the "Company") and 1,151,216 shares are being sold by selling stockholders of the Company (collectively, the "Selling Stockholders"). See "Principal and Selling Stockholders." Of the 6,401,216 shares of Class A Common Stock offered hereby, 5,201,216 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,200,000 shares are being offered in a concurrent offering outside the United States and Canada by the International Underwriters (the "International Offering", and together with the U.S. Offering, the "Offerings"). The initial public offering price and the underwriting discount per share are identical for both Offerings. See "Underwriting." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

  The Company's outstanding capital stock is comprised of Class A Common Stock, Class B Common Stock and Class C Common Stock (collectively, the "Common Stock"). The rights of holders of Common Stock are identical, except that each share of Class B Common Stock generally entitles its holder to ten votes, whereas each share of Class A Common Stock entitles its holder to one vote, and holders of shares of Class C Common Stock are not entitled to vote except as provided by law. Immediately after the Offerings, the holders of all of the Company's Class B Common Stock will have approximately 68% of the combined voting power with respect to substantially all matters submitted for the vote of all stockholders. See "Principal and Selling Stockholders" and "Description of Capital Stock."

  The Class A Common Stock is traded on the Nasdaq National Market under the symbol "YBTVA." On September 30, 1996, the last reported sales price of the Class A Common Stock, as reported by the Nasdaq National Market, was $33 per share. See "Price Range of Class A Common Stock and Dividend Policy."

  SEE "RISK FACTORS" ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                --------------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                    PROCEEDS TO
                               PRICE TO   UNDERWRITING PROCEEDS TO    SELLING
                                PUBLIC    DISCOUNT(1)   COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share..................     $32.50       $1.47        $31.03       $31.03
--------------------------------------------------------------------------------
Total(3)...................  $208,039,520  $9,409,788  $162,907,500 $35,722,232

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several U.S. Underwriters and International Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses, estimated at $1,000,000, payable by the Company.
(3) The Selling Stockholders have granted the U.S. Underwriters and the International Underwriters options, exercisable within 30 days after the date hereof, to purchase up to an aggregate of 780,182 and 180,000 shares of Class A Common Stock, respectively, at the initial price to public per share, less the underwriting discount, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $239,245,435, $10,821,255 and $65,516,680, respectively. See
    "Underwriting."
                                --------------
  The Class A Common Stock is being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Class A Common Stock will be made in New York, New York on or about October 4, 1996.
                                --------------
MERRILL LYNCH INTERNATIONAL
             ALEX. BROWN & SONS
                  INTERNATIONAL
                             BANKERS TRUST INTERNATIONAL PLC
                                       GOLDMAN SACHS INTERNATIONAL
                                                     J.P. MORGAN SECURITIES LTD.
DRESDNER KLEINWORT BENSON   HSBC INVESTMENT BANKING   NATWEST SECURITIES LIMITED
SOCIETE GENERALE                         YAMAICHI INTERNATIONAL (EUROPE) LIMITED
                                --------------
               The date of this Prospectus is September 30, 1996.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the international purchase agreement (the "International Purchase Agreement"), the Company and the Selling Stockholders have agreed to sell to each of the underwriters named below (the "International Underwriters"), and each of the International Underwriters, for whom Merrill Lynch International, Alex. Brown & Sons Incorporated, Bankers Trust International PLC, Goldman Sachs International and J.P. Morgan Securities Ltd. are acting as representatives (the "International Representatives"), severally has agreed to purchase, the aggregate number of shares of Class A Common Stock set forth opposite its name below.

     INTERNATIONAL                                                    NUMBER OF
      UNDERWRITERS                                                     SHARES
     -------------                                                    ---------
Merrill Lynch International..........................................   200,000
Alex. Brown & Sons Incorporated......................................   200,000
Bankers Trust International PLC .....................................   200,000
Goldman Sachs International..........................................   200,000
J.P. Morgan Securities Ltd. .........................................   200,000
HSBC Investment Bank plc.............................................    40,000
Kleinwort Benson Limited.............................................    40,000
NatWest Securities Limited...........................................    40,000
Societe Generale.....................................................    40,000
Yamaichi International (Europe) Limited..............................    40,000
                                                                      ---------
  Total.............................................................. 1,200,000
                                                                      =========

  The Company and the Selling Stockholders have also entered into the U.S. purchase agreement (the "U.S. Purchase Agreement" and, together with the International Purchase Agreement, the "Purchase Agreements") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Alex. Brown & Sons Incorporated, BT Securities Corporation, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., acting as representatives (the "U.S. Representatives~" and, together with the International Representatives, the "Representatives"), and certain other underwriters in the United States and Canada (collectively, the "U.S. Underwriters" and, together with the International Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the U.S. Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the U.S. Underwriters, and the U.S. Underwriters severally have agreed to purchase, an aggregate of 5,201,216 shares of Class A Common Stock.

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company is not obligated to sell, and the Underwriters named therein are not obligated to purchase, the shares of Class A Common Stock under the terms of the Purchase Agreement unless all of the shares of Class A Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

  The International Representatives have advised the Company and the Selling Stockholders that the International Underwriters propose to offer the shares of Class A Common Stock offered hereby to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.87 per share of Class A Common Stock, and that the International Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Class A Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The public offering price per share of Class A Common Stock and the underwriting discount per share of Class A Common Stock are identical for both Offerings.

  The Selling Stockholders have granted to the U.S. Underwriters and the International Underwriters options to purchase up to an aggregate of 780,182 shares and 180,000 shares of Class A Common Stock at the initial public offering price, less the underwriting discount. Such options, which will expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments.

  The Company and the Selling Stockholders have been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriters are permitted to sell shares of Class A Common Stock to each other. The Company and the Selling Stockholders have been informed that, under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Underwriters and any bank, broker or dealer to whom they sell shares of Class A Common Stock will not offer to resell shares of Class A Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or to Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which, among other things, permits the Underwriters to purchase from each other and to offer to resell such number of shares of Class A Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree.

  The Company, the Selling Stockholders (other than the Estate of Henry Kramer, which has advised Merrill Lynch it does not intend to sell its Common Stock other than in the Offerings for 30 days after the date of this Prospectus) and certain officers and directors of the Company have each agreed not to sell or grant any option for the sale of, or otherwise dispose of, any Common Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock, other than the shares of Common Stock that may be offered by the Company and the Selling Stockholders in the Offerings, and not to file or request to be filed, as the case may be, any registration statement with respect to Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Merrill Lynch.

  Each International Underwriter has agreed that (a) it has not offered or sold and will not for a period of six months from the Closing Time (as such term is defined in the International Purchase Agreement), offer or sell to persons, in the United Kingdom any shares of Common Stock other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principals or agents) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations, 1995, (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of Common Stock, or the possession, circulation or distribution of this Prospectus or any other material relating to the Company, the Selling Stockholders or shares of Common Stock, in any jurisdiction where action for that purpose is required. Accordingly, the shares of Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of the Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of such country or jurisdiction.

  Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase, in addition to the offering price set forth on the cover page hereof.

  The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Each of BT Securities Corporation and Bankers Trust International PLC is an affiliate of Bankers Trust Company ("Bankers Trust"), which is administrative agent and a lender under the Senior Credit Facility. Each of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd. is an affiliate of Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), which is documentation agent and a lender under the Senior Credit Facility. Upon the execution of the Amendment, each of Bankers Trust and Morgan Guaranty will receive customary fees in connection therewith and will continue in its respective role.

  Each of Merrill Lynch and J.P. Morgan Securities Inc. acted as initial purchasers in connection with the January 1996 Notes Offering and received approximately $3.1 million in the aggregate as the initial purchasers' discount. Each of BT Securities Corporation and J.P. Morgan Securities Inc. acted as initial purchasers in connection with the June 1995 Notes Offering and received approximately $3.4 million in the aggregate as the initial purchasers' discount.

  In addition, on December 15, 1995 the Company reached an agreement with J.P. Morgan Capital Corp., an affiliate of J.P. Morgan Securities Inc. and J.P. Morgan Securities Ltd., to repurchase 423,259 shares of the Company's Common Stock for approximately $11.1 million.

  Goldman, Sachs & Co. and several of its affiliates are some of the Selling Stockholders in the Offerings and will receive more than 10% of the net proceeds of the Offerings. Additionally, prior to the consummation of the KCAL Acquisition a portion of the net proceeds from the Offerings are expected to be used to reduce outstanding borrowings under the Senior Credit Facility. See "Use of Proceeds." Bankers Trust and Morgan Guaranty will each receive its proportionate share of such pay-down as existing lenders under the Senior Credit Facility. Because over 10% of the net proceeds of the Offerings is intended to be paid to members of the National Association of Securities Dealers, Inc. (the "NASD") participating in the distribution of the Offerings or associated or affiliated persons of such members, there exists a conflict of interest requiring the underwriting arrangements for the Offerings to comply with Rule 2720 of the Conduct Rules of the NASD Manual. Pursuant to and in accordance with the requirements of Rule 2720, Merrill Lynch has advised the Company that the Underwriters will not confirm sales to discretionary accounts without prior written approval of the customer.

  In connection with the Offerings, certain Underwriters (and selling group members, if any) may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act. Rule 10B-6A permits, upon satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making, generally, from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

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  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUM-STANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE CLASS A COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE COMPANIES ACT 1985 WITH RESPECT TO ANYTHING DONE BY ANY PERSONS IN RELATION TO THE CLASS A COMMON STOCK IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."
  IN THIS PROSPECTUS, REFERENCE TO "DOLLARS" AND "$" ARE TO UNITED STATES DOLLARS UNLESS STATED OTHERWISE.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Forward-Looking Statements................................................    3
Available Information.....................................................    3
Information Incorporated by Reference.....................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   11
The Company...............................................................   16
Use of Proceeds...........................................................   18
Price Range of Class A Common Stock and Dividend Policy...................   18
Capitalization............................................................   19
Dilution..................................................................   20
Pro Forma Consolidated Financial Data.....................................   21
Selected Consolidated Financial Data......................................   30
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   32
Business..................................................................   40
Management................................................................   68
Principal and Selling Stockholders........................................   74
Certain Transactions......................................................   76
Description of Capital Stock..............................................   77
Shares Eligible for Future Sale...........................................   79
Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Class A
 Common Stock.............................................................   80
Underwriting..............................................................   83
Legal Matters.............................................................   86
Experts...................................................................   86
Index to Financial Statements.............................................  F-1


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                               6,401,216 SHARES

                                     LOGO

                            YOUNG BROADCASTING INC.

                             CLASS A COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                          MERRILL LYNCH INTERNATIONAL
                              ALEX. BROWN & SONS
                                INTERNATIONAL
                        BANKERS TRUST INTERNATIONAL PLC
                          GOLDMAN SACHS INTERNATIONAL
                          J.P. MORGAN SECURITIES LTD.
                           DRESDNER KLEINWORT BENSON
                            HSBC INVESTMENT BANKING
                          NATWEST SECURITIES LIMITED
                               SOCIETE GENERALE
                    YAMAICHI INTERNATIONAL (EUROPE) LIMITED

                              SEPTEMBER 30, 1996

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